Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166516

PROSPECTUS

$450,000,000

DEL MONTE CORPORATION

Exchange Offer for All Outstanding

7 1/2 % Senior Subordinated Notes due 2019

(CUSIP Nos. 245217 AQ7 and U24728 AF1)

for new 7 1/ 2% Senior Subordinated Notes due 2019

that have been registered under the Securities Act of 1933

This exchange offer will expire at 5:00 p.m., New York City time,

on July 2, 2010, unless extended.

We are offering to exchange Del Monte Corporation’s 7 1/2% Senior Subordinated Notes due 2019, which have been registered under the Securities Act of 1933, as amended (the “Securities Act”) and which we refer to in this prospectus as the “exchange notes,” for any and all of Del Monte Corporation’s 7 1/2% Senior Subordinated Notes due 2019 issued on October 1, 2009, which we refer to in this prospectus as the “outstanding notes.” The term “Notes” refers to both the outstanding notes and the exchange notes. We refer to the offer to exchange the exchange notes for the outstanding notes as the “exchange offer” in this prospectus.

The Exchange Notes:

•

The terms of the registered exchange notes to be issued in the exchange offer are substantially identical to the terms of the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes will not apply to the exchange notes.

•	We are offering the exchange notes pursuant to a registration rights agreement that we entered into in connection with the issuance of the outstanding notes.

Material Terms of the Exchange Offer:

•	The exchange offer expires at 5:00 p.m., New York City time, on July 2, 2010, unless extended.

•	Upon expiration of the exchange offer, all outstanding notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of the exchange notes.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer is not subject to any minimum tender condition, but is subject to customary conditions.

•	The exchange of the exchange notes for outstanding notes will not be a taxable exchange for U.S. federal income tax purposes.

•	There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or quotation system.

See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 4, 2010

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information or represent anything about us, our financial results or this offering that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted.

The information in this prospectus is current only as of the date on its cover, and may change after that date. The information in any document incorporated by reference in this prospectus is current only as of the date of any such document. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct—nor do we imply those things by delivering this prospectus or issuing exchange notes to you.

HELPFUL INFORMATION

As used throughout this prospectus, unless the context otherwise requires or indicates:

•	“DMFC” or “Holdings” means Del Monte Foods Company, and “Del Monte” or “the Company” means DMFC and its consolidated subsidiaries;

•	“DMC” means Del Monte Corporation, a wholly-owned subsidiary of DMFC; and

•

“we,” “our,” and “us” refer to DMFC and its consolidated subsidiaries, including DMC, except that in the context of the Notes referenced herein, including with respect to the issuance of, and the obligations in respect of, the Notes, such terms refer to DMC only.

Agreements included as exhibits to our filings with the Securities and Exchange Commission (the “Commission”) (including filings incorporated by reference to this prospectus) are included in such filings to provide information regarding their terms and are not intended to provide any other factual or disclosure information about Del Monte Foods Company (including its direct and indirect subsidiaries) or the other parties to the agreements. Where an agreement contains representations and warranties by any party, those representations and warranties have been made solely for the benefit of the other parties to the agreement or express third-party beneficiaries as explicitly set forth in the agreement. Any such representations and warranties:

•	should not be treated as categorical statements of fact, but rather as an allocation of risk;

i

•

may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and may be subject to more recent developments.

Accordingly, any such representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

Del Monte’s fiscal year ends on the Sunday closest to April 30, and its fiscal quarters typically end on the Sunday closest to the end of July, October and January. As used throughout this prospectus, “fiscal 2011” means Del Monte’s fiscal year ending May 1, 2011; “fiscal 2010” means Del Monte’s fiscal year ending May 2, 2010; “fiscal 2009” means Del Monte’s fiscal year ended May 3, 2009; “fiscal 2008” means Del Monte’s fiscal year ended April 27, 2008; “fiscal 2007” means Del Monte’s fiscal year ended April 29, 2007; “fiscal 2006” means Del Monte’s fiscal year ended April 30, 2006; and “fiscal 2005” means Del Monte’s fiscal year ended May 1, 2005.

On October 6, 2008, pursuant to a Purchase Agreement dated June 29, 2008 among DMC, Dongwon Enterprise Co., Ltd., Dongwon Industries Co., Ltd., Dongwon F&B Co., Ltd., Starkist Co., and StarKist Samoa Co. (“Acquisition Sub”), DMC (i) sold to Starkist Co. all of the outstanding stock of Galapesca S.A., Panapesca Fishing, Inc. and Marine Trading Pacific, Inc., (ii) caused Star-Kist Samoa, Inc. to be merged with and into Acquisition Sub and (iii) sold to Starkist Co. certain assets that are primarily related to the business of manufacturing, marketing, selling and distributing StarKist brand products and private label seafood products (such business, the “Starkist Seafood Business”).

Financial information in this prospectus (or incorporated by reference herein) for fiscal 2009, 2008, 2007, 2006 and 2005 and for the nine months ended January 31, 2010 and January 25, 2009 has classified as discontinued operations the operating results and assets and liabilities related to (i) the Starkist Seafood Business sold on October 6, 2008 and (ii) our private label soup, infant feeding and food service soup businesses sold on April 24, 2006 (the “Soup and Infant Feeding Businesses”). For all periods presented, Del Monte has combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories in the Statement of Cash Flows.

MARKET DATA

Unless otherwise indicated, all statements presented in this prospectus regarding Del Monte’s brands and market share are Del Monte all-outlet estimates of equivalent case volume for pet food and consumer markets while dollars are used for pet snacks, which we believe is a more appropriate measure for that business. These estimates are based on Nielsen Grocery Scanner and Nielsen Household Panel data and are intended to reflect estimates for all retail channels (which include grocery, Wal-Mart, club stores, dollar stores and pet specialty stores). Additionally, beginning in the third quarter of fiscal 2010, these market share estimates reflect refined estimation methods as well as additional actual data that was not previously available. For period-to-period comparability, fiscal 2009 share data has been re-estimated on this same basis. Nielsen is an independent market research firm and makes its data available to the public at prescribed rates. We have not independently verified information obtained from Nielsen. References to processed vegetables, fruit and tomato products do not include frozen products. Market share data for processed vegetables and tomato products include only those categories in which Del Monte competes. Additionally, market share data for the processed tomato category excludes ketchup, spaghetti sauce and pizza sauce. The data for processed fruit includes major fruit, single-serve and packaged produce categories in which Del Monte competes, includes specialty and pineapple categories and excludes applesauce. The data for broth products includes the total broth category. The data for dog snacks includes chewy dog snacks, biscuit crunchy dog snacks and long-lasting chew dog snacks. To facilitate period to period comparisons despite our 53-week 2009 fiscal year, references to fiscal 2009 market share in the “Prospectus Summary” section of this prospectus refer to the 52-week period ended May 2, 2009. References to market share for the third quarter of fiscal 2010 refer to the 13-week period ended January 30, 2010.

WHERE YOU CAN FIND MORE INFORMATION

Del Monte Foods Company files annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy materials that we have filed with the Commission at the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public on the Commission’s Internet website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we are disclosing important business and financial information to you by referring you to another document filed separately with the SEC. These documents contain important information about us and our financial condition. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede the information included or incorporated in this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until the exchange offer has been completed. The information incorporated by reference is an important part of this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished to, but not filed with, the Commission. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our annual report on Form 10-K for fiscal 2009.

•	Our quarterly report on Form 10-Q for the quarter ended August 2, 2009.

•	Our quarterly report on Form 10-Q for the quarter ended November 1, 2009.

•	Our quarterly report on Form 10-Q for the quarter ended January 31, 2010.

•	Our current report on Form 8-K filed September 17, 2009 (excluding the information therein that was furnished to, and not filed with, the Commission)

•	Our current report on Form 8-K filed September 18, 2009

•	Our current report on Form 8-K filed September 25, 2009

•	Our current report on Form 8-K filed September 28, 2009

•	Our current report on Form 8-K filed September 29, 2009

•	Our current report on Form 8-K filed October 1, 2009

•	Our current report on Form 8-K filed October 2, 2009

•	Our current report on Form 8-K filed October 30, 2009

•	Our current report on Form 8-K filed February 2, 2010

•	Our current report on Form 8-K filed April 1, 2010 (excluding the information therein that was furnished to, and not filed with, the Commission)

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Attn.: Secretary

Del Monte Corporation

One Market @ The Landmark

P.O. Box 193575

San Francisco, CA 94119-3575

(415) 247-3000

In order to ensure timely delivery, you must request the information no later than five business days before the expiration of the exchange offer.

SPECIAL NOTE REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors,” contains forward-looking statements. We may also make forward-looking statements in DMFC’s periodic and current reports to the Commission on Forms 10-K, 10-Q and 8-K, annual reports to stockholders, proxy statements, offering circulars and prospectuses and press releases; and we may also make forward-looking statements in other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. These statements are based on our plans, estimates and projections at the time we make the statements, and you should not place undue reliance on them. In some cases, you can identify forward-looking statements by the use of forward-looking terms such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terms.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this prospectus and incorporated by reference include statements related to future financial operating results or related matters including: expected cost environment; our industry and categories; consumer behavior; expected environmental liabilities and compliance spending; expected impact of pricing actions; our accelerated growth plan and related expected actions, outcomes and opportunities; our productivity savings; expected increase in marketing spending; expected net sales growth; expected pension and other benefits expense and funding; expected tax rates; expected capital expenditures; expected liquidity and cash flows; and statements relating to our long-term potential.

Factors that could cause actual results to differ materially from those described in this prospectus or incorporated by reference include, among others:

•	competition, including pricing and promotional spending levels by competitors;

•	our ability to maintain or increase prices and persuade consumers to purchase our branded products versus lower-priced branded and private label offerings;

•	shifts in consumer purchases to lower-priced or other value offerings, particularly during economic downturns;

•	our ability to implement productivity initiatives to control or reduce costs;

•	our debt levels and ability to service or reduce our debt and comply with covenants;

•	the failure of the financial institutions that are part of the syndicate of our revolving credit facility to extend credit to us;

•

cost and availability of inputs, commodities, ingredients and other raw materials, including without limitation, energy (including natural gas), fuel, packaging, fruits, vegetables, tomatoes, grains (including corn), sugar, spices, meats, meat by-products, soybean meal, fats, oils and chemicals;

•	logistics and other transportation-related costs;

•	sufficiency and effectiveness of marketing and trade promotion programs;

•	our ability to launch new products and anticipate changing consumer and pet preferences;

•	performance of our pet products business and produce sales;

•

our ability to maintain or grow revenues or reduce overhead costs, particularly following the completion of the two-year Operating Services Agreement, dated as of October 6, 2008, between Del Monte Corporation and Starkist Co.;

•	product distribution;

•	the loss of significant customers or a substantial reduction in orders from these customers or the financial difficulties, bankruptcy or other business disruption of any such customer;

•	industry trends, including changes in buying, inventory and other business practices by customers;

•	hedging practices and the financial health of the counterparties to our hedging programs;

•	currency and interest rate fluctuations;

•	pension costs and funding requirements;

•	impairments in the carrying value of goodwill or other intangible assets;

•	transformative plans;

•	adverse weather conditions, natural disasters, pestilences and other natural conditions that affect crop yields or other inputs or otherwise disrupt operations;

•	contaminated ingredients;

•	allegations that our products cause injury or illness, product recalls and product liability claims and other litigation;

•	reliance on certain third parties, including co-packers, our broker, and third-party distribution centers or managers;

•	any disruption to our manufacturing and distribution, particularly any disruption in or shortage of seasonal pack;

•	changes in, or the failure or inability to comply with, U.S., foreign and local governmental regulations, including environmental regulations and import/export regulations or duties;

•	protecting our intellectual property rights or intellectual property infringement or violation claims;

•	failure of our information technology systems;

•	any accelerated departure from Terminal Island, CA;

•	acquisitions, if any, including identification of appropriate targets and successful integration of any acquired businesses; and

•	general economic and business conditions and other factors.

See “Risk Factors.”

All forward-looking statements in this prospectus and incorporated by reference are qualified by these cautionary statements and are made only as of the date of this prospectus or the date of the document incorporated by reference, as applicable. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Del Monte, Contadina, S&W, SunFresh, Fruit Cup, Fruit Naturals, Orchard Select, College Inn, Kibbles ‘n Bits, 9Lives, Pup-Peroni, Snausages, Canine Carry-Outs, Meaty Bone, Jerky Treats, Pounce, Meow Mix, Alley Cat and Milk-Bone, among others, are registered or unregistered trademarks of Del Monte Corporation (including its subsidiaries).

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before participating in the exchange offer. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the notes thereto incorporated by reference herein before making an investment decision.

Business Overview

Del Monte Foods Company and its consolidated subsidiaries (“Del Monte,” or the “Company”) is one of the country’s largest producers, distributors and marketers of premium quality, branded food and pet products for the U.S. retail market, generating $3,626.9 million of net sales in fiscal 2009. Our common stock is listed on the New York Stock Exchange under the ticker symbol “DLM.”

Our leading food brands include Del Monte, S&W, Contadina, College Inn and other brand names, and our pet food and pet snacks brands include Meow Mix, Kibbles ‘n Bits, 9Lives, Milk-Bone, Pup-Peroni, Meaty Bone, Snausages, Pounce and other brand names. We also produce private label food and pet products. Our products are sold nationwide in all channels serving retail markets, as well as to the U.S. military, certain export markets, the foodservice industry and other food processors. At May 3, 2009, our principal facilities consisted of 17 production facilities and 10 distribution centers in the United States, as well as two production facilities in Mexico and one production facility in Venezuela. Through strategic acquisitions, we have expanded our product offerings; further penetrated grocery chains, club stores, supercenters and mass merchandisers; improved market share; and leveraged our manufacturing capabilities.

We believe our diversified, multi-category product line provides us with a competitive advantage in selling to the retail grocery industry. We sell our products in the U.S. retail dry grocery market and produce sections, primarily through grocery chains, club stores, supercenters and mass merchandisers. We believe we have developed strong relationships with our customers over the long term that provide a solid base for our business.

Business Segments

For reporting purposes, we have two reportable segments: Consumer Products and Pet Products. The Consumer Products reportable segment includes the Consumer Products operating segment, which manufactures, markets and sells branded and private label shelf-stable products, including fruit, vegetable, tomato, and broth products, and the segment generated $1,953.5 million in net sales in fiscal 2009. The Pet Products reportable segment includes the Pet Products operating segment, which manufactures, markets and sells branded and private label dry and wet pet food and pet snacks, and the segment generated $1,673.4 million in net sales in fiscal 2009.

Consumer Products. In our Consumer Products operating segment, we sell products under the Del Monte, S&W, Contadina and College Inn brand names, as well as private label products to key customers. We are one of the largest marketers of processed fruit, vegetables and tomatoes in the United States, with market shares of 31.4%, 26.5% and 15.5% in fiscal 2009, respectively, and market shares of 29.4%, 30.0% and 14.8% in the third quarter of fiscal 2010, respectively. Our fruit, vegetable and tomato products are in mature categories, characterized by high household penetration. Our fruit category includes emerging packaged produce products which are currently experiencing higher growth. Due to our strong brand awareness and our value-added products, we are able to price our fruit, vegetable and tomato products at a premium compared to private label products. In fiscal 2009, College Inn broth products accounted for 12.9% of the total broth category and was the second largest branded broth product in the U.S. with 36.6% market share in its core markets in the northeastern United States which made up 81.1% of its total case volume. In the third quarter of fiscal 2010, College Inn broth products accounted for 12.3% of the total broth category, and was the second largest branded broth product in the

U.S. with 37.7% market share in its core markets in the northeastern United States which made up 83.0% of its total case volume. Our fruit, vegetable, tomato and broth products compete primarily on the basis of brand recognition, taste, variety, convenience and value. In fiscal 2009, we continued our new product innovations with the launches of Del Monte Citrus Bowls and Del Monte Fruit Chillers Tubes.

Pet Products. Our pet products represent some of the leading pet food and pet snacks brands in the United States, with a strong presence in most major product categories. Our pet products portfolio includes well-recognized national brands such as Meow Mix, Kibbles ‘n Bits, 9Lives, Milk-Bone, Pup-Peroni, and Pounce, as well as private label products. We compete in the dry and wet dog food categories, with market shares of 7.4% and 5.0% in fiscal 2009, respectively, and market shares of 8.0% and 7.1% in the third quarter of fiscal 2010, respectively; the dry and wet cat food categories, with market shares of 21.2% and 16.5% in fiscal 2009, respectively, and market shares of 20.7% and 14.6% in the third quarter of fiscal 2010, respectively; and the dog snack category (excluding rawhide), with a market share of 31.0%, in fiscal 2009 and 31.0% in the third quarter of fiscal 2010.

The products in the pet foods categories are primarily marketed under nationally recognized brands. Meow Mix cat food is associated by consumers with ingredient driven indulgence that “cats ask for by name,” while 9Lives cat food is associated by consumers with the widely recognizable icon Morris the cat. Kibbles ‘n Bits dog food is comprised of crunchy, moist and meaty pieces and has historically been supported by national advertising campaigns. In fiscal 2009, we shifted our focus from product innovation to marketing investment behind our core brands to better respond to the competitive landscape. This increased marketing investment related primarily to Pup-Peroni dog snacks, Milk-Bone dog snacks and Meow Mix cat food.

Our pet snacks portfolio includes strong brands in one of the fastest growing categories of the pet food industry. We have a diverse and expanding pet snack product portfolio, including brands such as Milk-Bone, Pup-Peroni and Pounce. Milk-Bone dog snacks include biscuits, which are differentiated on the basis of premium ingredients and the brand’s longstanding health and wellness positioning, and soft and chewy snacks. Pup-Peroni dog snacks include the traditional soft and chewy snack. Pounce cat snacks include both crunchy and soft snacks. Our pet snacks businesses also include the well-established brands Snausages, Jerky Treats, Canine Carry-Outs and Meaty Bone. We compete in the pet food and pet snacks categories primarily based on taste, brand recognition, nutrition, variety and value.

Corporate Information

DMC was incorporated in 2002 under the laws of the State of Delaware. DMFC was incorporated under the laws of the State of Maryland in 1989, and reincorporated in 1998 under the laws of the State of Delaware.

Each of DMC and DMFC maintains its principal executive offices at One Market @ The Landmark, San Francisco, California 94105, their telephone number is (415) 247-3000 and their website is www.delmonte.com.

SUMMARY OF THE EXCHANGE OFFER

The summary below describes the principal terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. The sections of this prospectus entitled “The Exchange Offer” and “Description of the Notes” contain a more detailed description of the terms and conditions of the Notes.

The Exchange Offer	Up to $450 million aggregate principal amount of exchange notes registered under the Securities Act are being offered in exchange for the same principal amount of outstanding notes. The terms of the exchange notes and the outstanding notes are substantially identical, except that the transfer restrictions, registration rights and rights to increased interest in addition to the stated interest rate on the outstanding notes (“Additional Interest”) provisions applicable to the outstanding notes will not apply to the exchange notes. You may tender outstanding notes for exchange in whole or in part in any integral multiple of $1,000. We are undertaking the exchange offer in order to satisfy our obligations under the registration rights agreement relating to the outstanding notes. For a description of the procedures for tendering the outstanding notes, see “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

In order to exchange your outstanding notes for exchange notes, you must properly tender them before the expiration of the exchange offer. Upon expiration of the exchange offer, your rights under the registration rights agreement pertaining to the outstanding notes will terminate, except under limited circumstances.

Expiration Time	The exchange offer will expire at 5:00 p.m., New York City time, on July 2, 2010, unless the exchange offer is extended, in which case the expiration time will be the latest date and time to which the exchange offer is extended. See “The Exchange Offer—Terms of the Exchange Offer; Expiration Time.”

Interest	You will receive interest on the exchange notes starting from the date interest was last paid on your outstanding notes. If your outstanding notes are exchanged for exchange notes, you will not receive any accrued interest on your outstanding notes.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions (see “The Exchange Offer—Conditions to the Exchange Offer”), some of which we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange.

How to Tender Outstanding Notes for Exchange	You may tender your outstanding notes through book-entry transfer in accordance with The Depository Trust Company’s Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in the letter of transmittal, and mail or otherwise deliver prior to the expiration time the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer—The Exchange Agent;” or

•

arrange for The Depository Trust Company to transmit to the exchange agent certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, and transfer the outstanding notes being tendered into the exchange agent’s account at The Depository Trust Company.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, you may tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. See “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time prior to the expiration time by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures discussed under “The Exchange Offer—Withdrawal Rights.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Upon consummation of the exchange offer, we will accept any and all outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration time. The exchange notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the tendered outstanding notes. See “The Exchange Offer—Terms of the Exchange Offer; Expiration Time.”

Registration Rights Agreement	We are making the exchange offer pursuant to the registration rights agreement that we entered into on October 1, 2009 with the initial purchasers of the outstanding notes. As a result of making and consummating this exchange offer, we will have fulfilled our obligations under the registration rights agreement with respect to the registration of securities, subject to certain limited exceptions. If you do not tender your outstanding notes in the exchange offer, you will not have any further registration rights under the registration rights agreement or otherwise unless you were not eligible to participate in the exchange offer or do not receive freely tradable exchange notes in the exchange offer.

Resales of Exchange Notes	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are not an “affiliate” of ours;

•	the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes issued in the exchange offer; and

•

if you are a broker-dealer, you will receive the exchange notes for your own account, the outstanding notes were acquired by you as a result of market-making or other trading activities, and you will deliver a prospectus when you resell or transfer any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

If you do not meet these requirements, your resale of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

See “The Exchange Offer—Consequences of Exchanging Outstanding Notes.”

Consequences of Failure to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer provided in the legend on the outstanding notes and in the indenture governing the Notes. In general, the outstanding notes may not be offered or sold unless registered or sold in a transaction exempt from registration under the Securities Act and applicable state securities laws. Accordingly, the trading market for your untendered outstanding notes could be adversely affected.

Exchange Agent	The exchange agent for the exchange offer is The Bank of New York Mellon Trust Company, N.A. For additional information, see “The Exchange Offer—Exchange Agent” and the accompanying letter of transmittal.

Certain Federal Income Tax Considerations	The exchange of your outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. You should consult your own tax advisor as to the tax consequences to you of the exchange offer, as well as tax consequences of the ownership and disposition of the exchange notes. For additional information, see “Certain United States Federal Income Tax Considerations.”

SUMMARY OF THE EXCHANGE NOTES

The terms of the exchange notes are substantially identical to the outstanding notes, except that the transfer restrictions, registration rights and Additional Interest provisions applicable to the outstanding notes will not apply to the exchange notes. The following is a summary of the principal terms of the exchange notes. A more detailed description is contained in the section “Description of the Notes” in this prospectus.

Notes Offered	$450 million aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2019.

Issuer	Del Monte Corporation (“DMC”).

Guarantor	The exchange notes will be guaranteed by Del Monte Foods Company (“DMFC”), the parent of DMC. The guarantee by DMFC will be a subordinated obligation of DMFC. As of their date of issuance, the exchange notes will not be guaranteed by any subsidiaries of DMC. If in the future any of our subsidiaries become guarantors under other indebtedness of DMC or any other subsidiary, such subsidiaries will also have to guarantee the exchange notes. See “Description of the Notes—Certain Covenants—Limitation on Guarantees by Domestic Restricted Subsidiaries.”

The only material asset of DMFC is the stock of DMC. Accordingly, the guarantee by DMFC may not provide any significant additional assurance of payment to the holders of the exchange notes.

Maturity Date	The exchange notes will mature on October 15, 2019.

Interest Rate and Payment Dates	The exchange notes will bear interest at a rate of 7 1 /2% per annum. Interest on the exchange notes will accrue, without duplication, from the last date interest was paid on the outstanding notes, which was April 15, 2010, and will be payable semi-annually on each April 15 and October 15, commencing October 15, 2010. Holders whose outstanding notes are accepted for exchange will not receive any interest accrued on the exchanged outstanding notes but will receive interest accrued on the exchange notes.

Ranking	The exchange notes will be general unsecured senior subordinated obligations of DMC. The exchange notes will rank: (i) junior in right of payment to all of DMC’s present and future senior indebtedness, (ii) equal in right of payment to all of DMC’s other present and future unsecured senior subordinated indebtedness, and (iii) senior in right of payment to all of DMC’s existing and future indebtedness that expressly provides that it is subordinated to the Notes.

DMFC’s guarantee will rank junior in right of payment to all of its existing and future indebtedness, other than indebtedness that expressly provides that it is equal or junior in right of payment to DMFC’s guarantee.

The exchange notes and the guarantee by DMFC will be unsecured and thus will be effectively subordinated to DMC’s and DMFC’s secured indebtedness to the extent of the assets securing such indebtedness. Borrowings under DMC’s senior secured Credit Agreement with Bank of America, N.A., as administrative agent, and the other lender and agent parties thereto (with all related loan documents, and as amended from time to time, the “Senior Credit Facility”) are secured by substantially all of DMC’s assets. In addition, the exchange notes will be effectively subordinated to all liabilities of DMC’s subsidiaries that do not guarantee the Notes to the extent of the assets of such subsidiaries.

As of January 31, 2010:

•	DMC, on an unconsolidated basis, had outstanding in the aggregate $1,402.1 million of indebtedness (including letters of credit);

•	$702.1 million of which was secured indebtedness of DMC, including indebtedness and letters of credit under the Senior Credit Facility; and

•	$250.0 million of which ranked pari passu with the outstanding notes and would have ranked pari passu with the exchange notes.

•

DMFC, on an unconsolidated basis, had no indebtedness outstanding (other than guarantees of indebtedness under the Senior Credit Facility, the outstanding notes and the existing senior subordinated notes).

•	Subsidiaries of DMC had outstanding $4.3 million of indebtedness.

Because portions of Del Monte’s business are highly seasonal, DMC’s borrowings under its existing revolving credit facility (under its Senior Credit Facility) fluctuate significantly during the year, generally peaking in September or October. As of January 31, 2010, DMC had an outstanding balance of $38.6 million under its existing revolving credit facility (excluding letters of credit).

Optional Redemption	The exchange notes will be redeemable, in whole or in part, at DMC’s option, at any time on or after October 15, 2014 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, at any time prior to October 15, 2014, the exchange notes may be redeemed, in whole or in part, at DMC’s option, at a redemption price equal to 100% of the principal amount of the exchange notes redeemed plus accrued and unpaid interest to the date of redemption plus a “make-whole” premium as described herein. DMC may also redeem up to 35% of the aggregate principal amount of the Notes on or before October 15, 2012 with the net cash proceeds of one or more equity offerings at the redemption price equal to 107.500% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption; provided that at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after any such redemption.

Change of Control Triggering Event	Upon a change of control triggering event (defined as a change of control and a rating decline), if DMC does not redeem all of the exchange notes, subject to certain conditions, each holder of the exchange notes will have the right to require it to repurchase that holder’s exchange notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. Any change of control under the exchange notes will constitute an event of default under the Senior Credit Facility. Accordingly, no such payment will be made to holders of the exchange notes unless the lenders under the Senior Credit Facility waive such event of default or all outstanding indebtedness under the Senior Credit Facility is paid.

Certain Covenants	The indenture governing the exchange notes contains certain covenants that limit DMC’s ability, and DMC’s subsidiaries’ abilities, to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any senior debt and senior in right of payment to the exchange notes, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to DMC and its subsidiaries, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Certain of these covenants will be eliminated upon the exchange notes being rated “investment grade,” as defined in the indenture governing the exchange notes.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes offered by this prospectus.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables set forth our summary historical financial data as of and for the periods indicated. The summary historical financial data for fiscal 2007, 2008 and 2009 was derived from the audited consolidated balance sheets as of April 29, 2007, April 27, 2008 and May 3, 2009, respectively, and the audited consolidated statements of income and cash flows for each of the years then ended, as audited by KPMG LLP. The summary historical financial data as of and for each of the nine months ended January 25, 2009 and January 31, 2010 were derived from our unaudited condensed consolidated financial statements for the periods then ended. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited financial statements for fiscal 2008 and 2009 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, considered necessary for a fair presentation of our financial condition and results of operations for such periods. The following information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus, which include the audited consolidated financial statements for each fiscal year described above and the unaudited condensed consolidated financial statements for each of the nine months ended January 25, 2009 and January 31, 2010. The historical results are not necessarily indicative of results to be expected in any future period.

	Fiscal Year			Nine Months Ended
	2007	2008	2009	Jan. 25, 2009	Jan. 31, 2010
	(dollars in millions)
Statement of Income Data:(a)(b)
Net sales	$2,872.5	$3,179.8	$3,626.9	$2,569.5	$2,785.8
Cost of products sold	2,054.0	2,319.9	2,622.7	1,893.1	1,880.7

Gross Profit	818.5	859.9	1,004.2	676.4	905.1
Selling, general and administrative expense	537.8	541.4	643.3	450.1	505.2

Operating income	280.7	318.5	360.9	226.3	399.9
Interest expense	133.5	131.4	110.3	85.1	96.9
Other (income) expense	0.4	(2.5)	24.1	18.8	18.2

Income from continuing operations before income taxes	146.8	189.6	226.5	122.4	284.8
Provision for income taxes	49.5	71.9	78.8	43.5	106.1

Income from continuing operations	97.3	117.7	147.7	78.9	178.7
Income (loss) from discontinued operations (net of taxes of $3.7, $(4.0), $14.3, $12.5 and $(1.0), respectively)	15.3	15.4	24.6	21.9	1.9

Net income	$112.6	$133.1	$172.3	$100.8	$180.6

Cash Flow Data:(a)(b)
Cash flows provided by (used in) operating activities	$230.1	$286.9	$200.6	$(88.9)	$234.2
Cash flows provided by (used in) investing activities	(1,344.8)	(79.7)	277.1	287.6	(65.6)
Cash flows provided by (used in) financing activities	667.7	(194.5)	(361.3)	(212.0)	(292.1)
Other Data:
Capital expenditures	95.0	96.7	88.7	55.5	65.6
Ratio of earnings to fixed charges(c)	2.0x	2.3x	2.8x	2.3x	3.6x

As of January 31, 2010
(in millions)
Balance Sheet Data:
Cash and cash equivalents	$17.9
Short-term borrowings	42.9
Long-term debt	1,262.5
Stockholders’ equity	1,793.8

(a)	For all periods presented, the operating results and assets and liabilities related to the StarKist Seafood Business and the Soup and Infant Feeding Businesses have been classified as discontinued operations. The Company has combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories in the Statement of Cash Flows for all periods presented.

(b)	The fiscal 2007 financial results include the operations for Meow Mix beginning May 19, 2006 and Milk-Bone beginning July 2, 2006.

(c)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issue costs) and the interest component of rent expense.

RISK FACTORS

You should carefully consider the following risks before making an investment decision. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations, financial condition and results of operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the Notes could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the following risks faced by us and the risks described elsewhere in this prospectus. The term “Notes” refers to both the outstanding notes and the exchange notes.

Risk Factors Related to the Exchange Offer

We cannot assure you that an active trading market for the exchange notes will exist if you desire to sell the exchange notes.

There is no existing public market for the outstanding notes or the exchange notes. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. Therefore, we cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may face similar disruptions that may adversely affect the prices at which you could sell your exchange notes. Therefore, you may not be able to sell your exchange notes at a particular time and the price that you receive when you sell may not be favorable.

You may have difficulty selling any outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to hold outstanding notes subject to restrictions on their transfer. Those transfer restrictions are described in the indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under an exemption from the registration requirements of the Securities Act.

In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not currently intend to register the outstanding notes under the Securities Act or any state securities laws. If a substantial amount of the outstanding notes is exchanged for a like amount of the exchange notes issued in the exchange offer, the liquidity of your outstanding notes could be adversely affected. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes” for a discussion of additional consequences of failing to exchange your outstanding notes.

Risk Factors Related to the Notes

Our substantial indebtedness could adversely affect our operations and financial condition.

As of January 31, 2010, we had a total of $1,406.4 million of indebtedness (including letters of credit). Our level of indebtedness could have important consequences, such as:

•	limiting our ability to obtain additional financing to fund growth, acquisitions, working capital, capital expenditures, debt service requirements or other cash requirements;

•	limiting our operational flexibility due to the covenants contained in our debt agreements;

•	limiting our ability to invest operating cash flow in our business due to debt service requirements;

•	limiting our ability to compete with companies that are less leveraged and that may be better positioned to withstand economic downturns;

•	reducing our flexibility to adjust to changing business and market conditions and making us more vulnerable to economic downturns; and

•	making us vulnerable to fluctuations in market interest rates, to the extent that our debt is subject to floating interest rates or needs to be refinanced.

If our cash from operations is not sufficient to enable us to reduce our debt as anticipated, our interest expense could be materially higher than anticipated and our financial performance could be adversely affected. If our cash from operations is not sufficient to meet our operating needs, expenditures and debt service obligations, we may be required to refinance our debt, sell assets, borrow additional money or raise equity.

Our ability to generate cash to meet our operating needs, expenditures and debt service obligations and to otherwise reduce our debt as anticipated will depend on our future performance, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product and marketing innovation, pressure from competitors, consumer preferences and other matters discussed or incorporated by reference in this prospectus (including this “Risk Factors” section). Many of these factors are beyond our control. Any factor that negatively affects our results of operations, including our cash flow, may also negatively affect our ability to pay the principal and interest on our outstanding debt. If we are unable to reduce our debt as anticipated, our interest expense could be materially higher than anticipated and our financial performance could be adversely affected. Moreover, if we do not have enough cash to pay our debt service obligations, we may be required to amend our Senior Credit Facility or indentures, refinance all or part of our existing debt, sell assets, incur additional indebtedness or raise equity. We cannot assure you that we will be able, at any given time, to take any of these actions on terms acceptable to us or at all.

Restrictive covenants in our Senior Credit Facility and indentures may restrict our operational flexibility. Our ability to comply with these restrictions depends on many factors beyond our control. If we fail to comply with these restrictions, we may be required to repay our debt.

Our Senior Credit Facility, the indenture relating to the Notes, and the indenture relating to the 6 3/4% Notes include certain covenants that, among other things, limit or restrict our ability to:

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends on, redeem or repurchase our capital stock;

•	make other restricted payments, including investments;

•	create liens;

•	enter into transactions with affiliates;

•	sell assets; and

•	transfer all or substantially all of our assets and enter into mergers or consolidations.

Our Senior Credit Facility also requires us to maintain compliance with a maximum leverage ratio and a minimum fixed charge coverage ratio. Our ability to meet these financial ratios will be dependent upon our future performance and may be affected by events beyond our control (including factors discussed in this “Risk Factors” section). We cannot assure you that we will comply with these ratios. Our Senior Credit Facility may also limit our ability to agree to certain change of control transactions, because a “change of control” (as defined in the Senior Credit Facility) will result in an event of default.

If we are not in compliance with our covenants under our Senior Credit Facility, we will be unable to borrow under our revolving credit facility (which is a part of our Senior Credit Facility), and may experience significant liquidity issues. Additionally, a breach of any of the covenants, ratios, tests or restrictions contained in our Senior Credit Facility or indentures could result in an event of default under our Senior Credit Facility and under our indentures in which case the amounts outstanding under our Senior Credit Facility and indentures could be declared immediately due and payable. If the payment of the indebtedness is accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and any other indebtedness that would become due as a result of any acceleration.

If we breach or anticipate a breach of any of the covenants, ratios, tests or restrictions contained in our Senior Credit Facility or indentures, we may seek to amend our Senior Credit Facility or indentures, refinance all or part of our existing debt, sell assets, or raise equity. We cannot assure you that we will be able, at any given time, to take any of these actions on terms acceptable to us or at all.

Despite our significant indebtedness, we may still be able to incur substantially more debt, including debt senior in priority to the Notes, in the future through additional borrowings. This could further exacerbate the risks to our business described above.

While our Senior Credit Facility generally restricts borrowings outside the existing facility, it does permit additional indebtedness pursuant to specified exceptions. For example, subject to satisfaction of debt incurrence tests contained in our senior subordinated note indentures and other conditions (including pro forma financial covenant compliance), we are permitted to incur (i) additional unsecured subordinated indebtedness and (ii) an amount not to exceed $500.0 million of additional unsecured indebtedness (which may be indebtedness senior to the Notes). In addition, subject to such tests and other additional conditions, we also are permitted to borrow, subject to the willingness of lenders to fund such borrowing, up to an additional $500.0 million in the aggregate through an increase in the term loan facility or revolving credit facility under our existing Senior Credit Facility. Further, with the concurrence of our senior lenders and satisfaction of our note indenture debt incurrence tests, we could incur substantial additional indebtedness. Additionally, we have the ability to incur substantial additional indebtedness pursuant to our $500.0 million revolving credit facility, which is part of our Senior Credit Facility. We may incur indebtedness in the future for, among other things, working capital purposes, to fund acquisitions or investments and to pay refinancing costs. Any such additional indebtedness incurred pursuant to the Senior Credit Facility, whether revolving debt or additional term debt, and any other senior indebtedness we may incur will rank senior in priority to the Notes. In addition, if we incur any additional unsecured indebtedness that ranks equally with the Notes, the holders of that indebtedness will be entitled to share ratably with the holders of the Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up. Accordingly, our incurrence of additional indebtedness may have the effect of reducing the amount of proceeds paid to you in those circumstances. If our current debt level increases, the related risks we face could intensify.

We face a potential inability to repurchase the Notes upon a change of control offer. Our Senior Credit Facility generally prohibits us from repurchasing the Notes. In addition, we may not have sufficient funds to satisfy our obligations.

The indenture for the Notes requires us to offer to repurchase the Notes upon the occurrence of specific kinds of change of control events. However, certain important corporate events that would increase the level of our indebtedness, such as leveraged recapitalizations, may not constitute a “change of control” under the indenture. Our Senior Credit Facility generally also prohibits us from repurchasing certain indebtedness, including any Notes, and also provides that specific change of control events will be a default under that agreement. Any future credit or other debt agreements to which we become a party may contain similar restrictions and provisions. If a change of control occurs at a time when we are prohibited from purchasing Notes, we could seek the consent of our lenders to purchase the Notes or we could attempt to refinance the debt that contains that prohibition. However, we cannot assure you that we will be able to obtain lender consent or refinance those borrowings. Even if such a consent were obtained or the debt is refinanced, we cannot assure you that we would have the funds necessary to repurchase the Notes. Our failure to purchase the Notes would be a default under the indenture which would, in turn, be a default under the Senior Credit Facility and, potentially, other senior debt. If the senior debt were to be accelerated, we may be unable to repay these amounts and make the required repurchase of Notes.

Your right to receive payments on the Notes is junior to borrowings under our Senior Credit Facility and possibly to all of our future borrowings. The guarantee by DMFC of the Notes is junior to all of DMFC’s existing indebtedness and possibly to all of its future borrowings.

The exchange notes will be, and the outstanding notes are, junior to all of our existing and future indebtedness, other than the 6 3/4% Notes, unsecured trade payables and any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the Notes. The guarantee of DMFC ranks junior in right of payment to all of its existing and future indebtedness, other than its guarantee of the 6 3/4% Notes, unsecured trade payables and any other indebtedness of DMFC that expressly provides that it is equal or junior in right of payment to the guarantee by DMFC. Accordingly, your right to receive payments on the Notes from DMC is junior to borrowings under our Senior Credit Facility, and your right to receive payments with respect to DMFC’s guarantee of the Notes is junior to DMFC’s guarantee of the borrowings under our Senior Credit Facility. As a result, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization, dissolution or other winding-up, the holders of our senior debt will be entitled to be paid in full before any payment will be made on the Notes. In addition, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization, dissolution or other winding-up, the holders of our senior debt will be entitled to be paid in full before any payment will be made on the guarantees.

In addition, all payments on, or acquisition of the Notes and the DMFC guarantee may be blocked for 179 days in the event of a payment default or certain other defaults under our Senior Credit Facility or any other designated senior debt. Such payments may only be blocked once within any 360 consecutive days in the event of certain defaults on such senior debt.

In the event of a bankruptcy, liquidation, reorganization, dissolution or other winding-up relating to us, holders of the Notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of the senior debt. However, because the indenture requires that amounts otherwise payable to holders of the Notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the Notes may receive less ratably than holders of trade payables in any such proceeding. In any of these cases, holders of the Notes may not be paid in full, if at all.

We conduct a portion of our operation through subsidiaries. There are no limits in the indenture on DMC’s unrestricted subsidiaries’ ability to incur new debt or liabilities. Claims of creditors of any subsidiary that is not a guarantor of the Notes, including trade creditors, generally will have priority with respect to the assets and earnings of such subsidiary over the claims of DMC’s creditors, including the holders of the Notes. The Notes, therefore, will be effectively subordinated to creditors (including trade creditors) of DMC’s subsidiaries that are not guarantors of the Notes. As of the date hereof, none of DMC’s subsidiaries are guarantors of the Notes. If in the future any of DMC’s domestic restricted subsidiaries become a guarantor under other indebtedness of DMC or any other restricted subsidiary, such subsidiary will also be required under the terms of the indenture governing the Notes to guarantee the Notes; however, there can be no assurance that any such guarantees of other indebtedness (or guarantees of the Notes) will be issued. If any such subsidiary guarantees are issued, they will be junior to all of the then existing indebtedness of the applicable subsidiary guarantors, other than the corresponding guarantees under the 6 3/4 % Notes, unsecured trade payables and any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, such guarantees.

As of January 31, 2010, the outstanding notes were, and the exchange notes would have been, subordinated to $702.1 million of our senior debt (including letters of credit), and approximately $397.9 million would have been available for borrowing as additional senior debt under our Senior Credit Facility. In addition, the DMFC guarantee was subordinated to the DMFC guarantee of amounts outstanding under our Senior Credit Facility. The terms of the indenture governing the Notes permits us to borrow substantial additional indebtedness, including senior debt, in the future.

The Notes will not be secured by any of our assets, and our assets secure our Senior Credit Facility and will possibly secure other debt.

In addition to being subordinated to all of our existing and future indebtedness, other than the 6 3/4% Notes, trade payables and any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to the Notes, the outstanding notes are not, and the exchange notes will not be secured by any of our assets. However, DMC’s obligations under our Senior Credit Facility are secured by liens on substantially all of its assets, and DMFC’s guarantee under our Senior Credit Facility is secured by a pledge of DMC’s common stock. As of January 31, 2010, the outstanding notes were, and the exchange notes would have been, effectively subordinated to approximately $702.1 million of secured debt (including letters of credit issued under our Senior Credit Facility) to the extent of the value of the collateral securing such debt. In addition, we are permitted to incur additional secured indebtedness and other secured obligations, subject in the case of DMC and its subsidiaries to limitations under the terms of the indenture. If we become insolvent or are liquidated, or if payment under our Senior Credit Facility or of other secured obligations is accelerated, the lenders under our Senior Credit Facility or the obligees with respect to the other secured obligations will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments. Accordingly, such lenders will have a prior claim with respect to such assets and there may not be sufficient assets remaining to pay amounts due on the Notes then outstanding.

The guarantee of the Notes by DMFC may not provide significant additional assurance of payment to the holders of the Notes. In addition, non-guarantor subsidiaries are not required to make any payments on the Notes.

The outstanding notes are, and the exchange notes will be, guaranteed by DMFC. The indenture does not contain any financial covenants or similar provisions which would limit DMFC’s ability to incur other debt or obligations, to pay dividends, or, with limited exceptions, to engage in other transactions. In addition, the events of default in the indenture do not include any events of bankruptcy or insolvency relating to DMFC. The only material asset of DMFC is the stock of DMC. Although the indenture does not contain any covenants that limit DMFC’s ability to acquire other assets, DMFC, on a stand-alone basis not taking into account its consolidated subsidiaries, is not expected to generate income from operations or acquire additional assets in the near future and no assurance can be given that it will ever do so. Accordingly, the guarantee by DMFC may not provide any significant additional assurance of payment to the holders of the Notes.

Enforcement of the guarantee against DMFC or any future guarantors would be subject to certain defenses available to guarantors generally and would also be subject to certain defenses available to DMC regarding enforcement of the Notes, including the right to force the trustee of the Notes to exercise its remedies prior to commencement of any action on the guarantees. DMFC has waived all such defenses to the extent it may legally do so, and any future guarantor will waive such defenses to the extent it may legally do so. See “Description of the Notes—Guarantee.”

Payments on the Notes are only required to be made by us and DMFC as guarantor. As of the date hereof, no subsidiaries of DMC are note guarantors, and there can be no assurance that any subsidiaries of DMC will guarantee the Notes in the future. The indenture governing the Notes does not restrict the ability of DMC to make investments in restricted subsidiaries. Non-guarantor subsidiaries are not required to make any payments on the Notes.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

Fraudulent conveyance laws have been enacted for the protection of creditors. Under these laws and the federal bankruptcy laws, the guarantee of DMFC or any future guarantors could be voided, or claims in respect of the guarantees could be subordinated to all other debts of the guarantors if, among other things, the guarantors, at the time they incurred the indebtedness evidenced by the guarantees:

•	received less than reasonably equivalent value or fair consideration for the incurrence of the guarantees and were insolvent or rendered insolvent by reason of the incurrence of the guarantees;

•	were engaged in, or about to engage in, a business or transaction for which the guarantors, remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that they would incur, debts beyond their ability to pay such debts as they matured.

In addition, any payment by any guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantors.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured; or

•	it could not pay its debts as they become due.

Risks Factors Related to the Company’s Current Operations

In addition to the risks described below, you should be aware that some of the risks related to the offering described above may also be considered risks related to the Company’s current operations.

The food and pet product categories in which we participate are highly competitive and, if we are not able to compete effectively, our results of operations could be adversely affected.

The food and pet product categories in which we participate are highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily on quality, breadth of product line, brand awareness, price, taste, nutrition, variety, packaging and value-added customer services such as inventory management services. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. Our branded products face strong competition from private label products that are generally sold at lower prices, imports, other national and regional brands and fresh and frozen alternatives. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in developing new or enhanced products that are more attractive to customers or consumers than ours. These competitors may also prove to be more successful in marketing and selling their products than we are; and may be better able to increase prices to reflect cost pressures. We cannot assure you that we can compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether they will have a negative effect on us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

Our success depends in part upon our ability to persuade consumers to purchase our branded products versus lower-priced branded and private-label offerings. During economic downturns, such as the current economic crisis, consumers may be less willing or able to pay a price premium for our branded products and may shift purchases to lower-priced or other value offerings, which may adversely affect our results of operations.

Our branded products generally command a price premium as compared to the prices of the private-label products with which they compete. Additionally, our branded products in our Consumer Products segment generally command a price premium as compared to the prices of the branded products with which they compete. These price premiums have increased in recent years for certain of our products. The current premium for our products may limit our ability to effectively implement further price increases. The willingness of consumers to pay a price premium for our branded products depends on a number of factors, including the effectiveness of our marketing programs, the continuing strength of our brands and general economic conditions. During periods of challenging economic conditions, such as the current economic crisis, consumers may be less willing or able to pay a price differential for our branded products, notwithstanding our marketing programs or the strength of our brands, and may shift purchases away from our branded products to lower-priced offerings or forgo purchases of our products altogether. If the price premium for our branded products exceeds the amount consumers are willing to pay, whether due to economic conditions or otherwise, our sales would suffer and our revenues and results of operations could be adversely affected. In addition, during periods of challenging economic conditions, consumers may also migrate to higher-value, larger-sized packages of our branded products (which tend to have lower margins than our smaller-sized offerings), which could also have an adverse effect on our results of operations.

If we are unable to maintain or increase prices for our products, our results of operations may be adversely affected.

We rely in part on price increases to neutralize cost increases and improve the profitability of our business. We have implemented significant price increases for our products in recent years. In fiscal 2009, price increases accounted for a 12.4% increase in sales while volume and mix made up the other 1.7% increase in sales. Our ability to effectively implement price increases or otherwise raise prices for our products can be affected by a number of factors, including competition, aggregate industry supply, category limitations, market demand and economic conditions. Because of the current economic crisis, our ability to further increase the prices of our products may be constrained in the near term. Additionally, customers may pressure us to rescind price increases that we have announced or already implemented (either through a change in list price or increased promotional activity). If we are unable to maintain or increase prices for our products (or must increase promotional activity), our results of operations could be adversely affected. Additionally, price increases generally result in volume losses, as consumers purchase fewer units. If such losses (also referred to as the elasticity impact) are greater than expected or if we lose distribution due to a price increase (which may result from a customer response or otherwise), our results of operations could be adversely affected.

We may not be able to successfully implement initiatives to improve productivity and streamline operations to control or reduce costs. Failure to implement such initiatives could adversely affect our results of operations.

Because our ability to effectively implement price increases for our products can be affected by factors outside of our control, our profitability and growth depend significantly on our efforts to control our operating costs. Because many of our costs, such as energy and logistics costs, packaging costs and ingredient, commodity and raw product costs, are outside or substantially outside our control, we generally must seek to control or reduce costs in other areas, such as operating efficiency. For example, in fiscal 2008, we realigned the manufacture of certain of our dry pet food products, enabling us to reduce the number of miles we had to ship such products, which in turn improved our cost structure. Such initiatives are important to our success. If in the future we are not able to conceive of and complete additional initiatives designed to control or reduce costs and increase operating efficiency on time or within budget, our results of operations could be adversely impacted. In addition, if the cost savings initiatives we have implemented to date, or any future cost-savings initiatives, do not generate expected cost savings, our results of operations could be adversely affected.

If the financial institutions that are part of the syndicate of our revolving credit facility fail to extend credit under our facility, our liquidity and results of operations may be adversely affected.

Recent disruptions in global financial markets and banking systems have made credit and capital markets more difficult for companies to access, even for some companies with established revolving or other credit facilities. We have access to capital through our revolving credit facility, which is part of our Senior Credit Facility. Each financial institution which is part of the syndicate for our revolving credit facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our facility. If any participant or group of participants with a significant portion of the commitments in our revolving credit facility fail to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected. If our liquidity under our revolving credit facility is materially adversely impacted, particularly during the harvesting and packing months of June through October when we have our highest cash needs, our results of operations could be materially adversely affected.

The inputs, commodities, ingredients and other raw materials that we require are subject to price increases and shortages that could adversely affect our results of operations.

The primary inputs, commodities, ingredients and other raw materials that we use include energy (including natural gas), fuel, packaging, fruits, vegetables, tomatoes, grains (including corn), sugar, spices, meats, meat by-products, soybean meal, fats, oils and chemicals. Prices for these and other items we use may be volatile and we may experience shortages in these items due to factors beyond our control, such as commodity market fluctuations, availability of supply, increased demand (whether for the item we require or for other items, which in turn impacts the item we require), weather conditions, natural disasters, currency fluctuations, governmental regulations (including import restrictions), agricultural programs or issues, energy programs, labor strikes and the financial health of our suppliers. Input, commodity, ingredient and other raw material price increases or shortages may result in higher costs or interrupt our production schedules, each of which could have a material adverse affect on our results of operations. Production delays could lead to reduced sales volumes and profitability as well as loss of market share. Higher costs could adversely impact our earnings. For example, fuel prices affect our transportation costs for both raw materials and finished product and natural gas prices also affect our production costs. If we are not able to increase our product prices to offset price increases of our inputs, commodities, ingredients and other raw materials, as a result of consumer sensitivity to pricing or otherwise, or if sales volumes decline due to price increases, our results of operations could be adversely affected. Our competitors may be better able than we are to effect price increases or to otherwise pass along cost increases to their customers. Moreover, if we increase our prices in response to increased costs, we may need to increase marketing spending, including trade promotion spending, in order to retain our market share. Such increased marketing spending may significantly offset the benefits, if any, of any price increase and negatively impact our results of operations.

Increases in logistics and other transportation-related costs could materially adversely impact our results of operations. Our ability to competitively serve our customers depends on the cost and availability of reliable transportation.

Logistics and other transportation related costs have a significant impact on our earnings and results of operations. We use multiple forms of transportation to bring our products to the market. They include ships, trucks, intermodals and railcars. Disruption to the timely supply of these services or increases in the cost of these services for any reason, including availability or cost of fuel, regulations affecting the industry, service failures by our third-party logistics service provider, or natural disasters (which may impact the transportation infrastructure or demand for transportation services), could have an adverse effect on our ability to serve our customers, and could have a material adverse effect on our financial performance.

Our operating results depend, in part, on the sufficiency and effectiveness of our marketing and trade promotion programs.

In general, due to the highly competitive nature of the businesses in which we compete, we must execute effective and efficient promotional and marketing investments with respect to our businesses overall to sustain our competitive position in our markets. Marketing investments may be costly. Additionally, we may, from time to time, change our marketing strategies and spending, including the timing or nature of our promotional programs. The sufficiency and effectiveness of our marketing and trade promotion practices is important to our ability to retain or improve our market share or margins. If our marketing and trade promotion programs are not successful or if we fail to implement sufficient and effective marketing and promotional programs, our business, results of operations and financial condition may be adversely affected.

We may be unable to successfully introduce new products or anticipate changes in consumer or pet preferences, which could adversely affect our results of operations.

Our future business and financial performance depend, in part, on our ability to successfully introduce new products and improved products, and anticipate and offer products that appeal to the changing tastes, dietary habits and trends and product packaging preferences of consumers and, as applicable, their pets, in the market categories in which we compete. We cannot be certain that opportunities for product innovation will exist or that we will be able to successfully introduce new products. We incur significant development and marketing costs in connection with the introduction of new products. Successfully launching and selling new products puts pressure on our sales and marketing resources, and we may fail to invest sufficient funds behind a new product introduction to make it successful. If customers and consumers do not accept a new product, then the introduction of a new product can reduce our operating income as introduction costs, including slotting fees, may exceed revenues. If we are not able to anticipate, identify or develop and market products that respond to changes in consumer or pet preferences or if our new product introductions fail to gain consumer acceptance, we may not grow our business as anticipated. Additionally, demand for our products could decline and our results of operations could be adversely affected.

Our success depends in part on our ability to grow our pet products business and our packaged produce sales.

Our current strategy for growing our business includes efforts to expand our pet products business and our packaged produce sales. Because of current economic conditions and corresponding changes in consumer behavior, it may be difficult to grow in these areas, especially in packaged produce due to the relatively higher price of our packaged produce products compared to other shelf-stable products. Our efforts to grow in these areas include expanded marketing efforts and product innovation efforts, which carry risks discussed elsewhere in this “Risk Factors” section.

Our operating results and earnings per share could be adversely impacted if we are unable to maintain or grow our revenues or reduce overhead costs if our revenues decline.

We incur significant general and administrative expenses to support our businesses. If we are unable to maintain or grow our revenues, either through organic initiatives or acquisitions, or reduce our overhead costs if our revenues or income decline, our results of operations could be adversely affected. For example, in connection with our sale in October 2008 of our StarKist Seafood Business to Dongwon Industries Co. Ltd. and its subsidiaries, we entered into a two-year operating services agreement with Starkist Co. (an affiliate of Dongwon Industries Co. Ltd.) to provide various operational services to Starkist Co., such as warehousing, distribution, transportation sales, IT and administration. If we have not grown our business sufficiently to replace the income attributable to the operating services agreement at the time of its completion, our general and administrative expenses (if not also reduced) would be supporting a lower income base and our earnings would be adversely affected. To the extent the growth of our business occurs during a time period where we also have income from the operating services agreement, the year-over-year comparison of financial results will still be adversely affected upon completion of the operating services agreement to the extent we are not able to reduce overhead costs upon such completion.

We may not be able to successfully maintain the level of our product distribution to high volume club stores and other mass merchandisers, which could adversely impact our net sales and results of operations.

The success of our business strategy depends, in part, on our ability to maintain the level of our product distribution, and consequently our sales, through high volume club stores, supercenters and mass merchandisers.

Consumers are increasingly shopping at club stores and mass merchandisers as an alternative to traditional grocery channels. If we are unable to maintain or grow the level of our sales and product distribution through these channels, our results of operations could be adversely impacted. The competition to supply products to these high volume stores is intense, particularly where a store elects to carry only one of a particular type of product or when a bid process is used. These high-volume club stores and mass merchandisers periodically re-evaluate the products they carry and if a major customer elected to stop carrying one of our products, our sales could be adversely affected. Some customer buying decisions are based upon a periodic bidding process in which the successful bidder is only assured of selling its selected products to the store until the next selection period. Our sales volume could decrease if our offer is too high and we lose the ability to distribute our products, even temporarily, through such customer. Conversely, we risk depressing our margins if our offer is successful but below our targeted price points. Either of these outcomes could have an adverse effect on our results of operations.

The loss of a significant customer, certain actions by a significant customer or financial difficulties of a significant customer could adversely affect our results of operations.

A relatively limited number of customers account for a large percentage of our total sales. During fiscal 2009, our top customer, Wal-Mart (including Wal-Mart’s stores and supercenters as well as SAM’S CLUB), represented approximately 34% of our overall list sales, which approximates our gross sales, and an even higher percentage of sales of our Pet Products business. Our ten largest customers represented approximately 62% of our overall list sales during fiscal 2009. These percentages may increase if there is additional consolidation among food retailers or if the growth of mass merchandisers continues. We expect that a significant portion of our revenues will continue to be derived from a small number of customers; however, there can be no assurance that these customers will continue to purchase our products in the same quantities as they have in the past. Our customers are generally not contractually obligated to purchase from us. These customers make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance, their desired inventory levels and other factors. Changes in our customers’ strategies, including a reduction in the number of brands they carry, a shift of shelf space to private label products or a reduction in shelf space for core grocery items may adversely affect our sales. Additionally, our customers may face financial difficulties, bankruptcy or other business disruptions that may impact their operations and their purchases from us and may affect their ability to pay us for products purchased from us. Because of the current economic crisis, our customers may be more susceptible to experiencing any of the foregoing conditions. If our customers experience financial difficulties (including difficulty accessing funds necessary to operate their businesses), bankruptcy or other business disruptions because of current economic conditions or otherwise, our customers could reduce or cease purchases of our products, discontinue operations, or delay payment, or fail to pay, for products purchased, each of which could adversely affect our results of operations. In addition, to the extent that any customer seeks protection under the bankruptcy laws, such customer may seek return of moneys already paid to us. If our sales of products to one or more of our significant customers are reduced, this reduction could have a material adverse effect on our business, financial condition and results of operations.

To the extent our customers purchase product in excess of consumer consumption in any period, our sales in a subsequent period may be adversely affected as customers seek to reduce their inventory levels. To the extent customers seek to reduce their usual or customary inventory levels or change their willingness to purchase product in excess of consumer consumption, our sales may be adversely affected.

From time to time, customers may purchase more product than they expect to sell to consumers during a particular time period. Customers may grow their inventory in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other customer or consumer incentives. Customers may also grow inventory in anticipation of a price increase for our products. If a customer increases its inventory during a particular reporting period as a result of a promotional event, anticipated price increase or otherwise, then sales during the subsequent reporting period may be adversely impacted as customers seek to reduce their inventory to usual levels. This effect may be particularly pronounced when the promotional event, price increase or other event occurs near the end or beginning of a reporting period. To the extent customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our sales and results of operations would be adversely impacted in that period.

If our assessments and assumptions about commodity prices, as well as ingredient and other prices, prove to be incorrect in connection with our hedging or forward-buy efforts or planning cycles, our costs may be greater than anticipated and our financial results could be adversely affected. Volatility in the values of our commodity and other derivatives will impact our earnings.

We generally use commodity futures and options to reduce the price volatility associated with anticipated commodity purchases of corn, wheat and soybean meal used in the production of certain of our products. Additionally, we have hedging programs relating to natural gas and heating oil (as a proxy for fluctuations in diesel fuel prices). We may use other hedging or derivative programs in the future. The extent of our hedges at any given time depends on our assessment of the markets for these commodities, diesel fuel and natural gas, including our assumptions about future prices. For example, if we believe market prices for the commodities we use are unusually high, we may choose to hedge less, or even none, of our upcoming requirements. If we fail to hedge and prices subsequently increase, or if we institute a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors’ costs and our financial results could be adversely affected. Additionally, changes in the value of our commodities and other derivatives accounted for as economic hedges are recorded directly in earnings, while for our commodities and other derivatives accounted for as cash flow hedges, the effective portion of derivative gains and losses is deferred in equity and recognized as part of cost of products sold in the appropriate period and the ineffective portion is recognized as other income or expense. Accordingly, particularly with respect to economic hedges and the ineffective portion of cash flow hedges, volatility in commodities and other hedged items could result in volatility in our earnings.

We may be exposed to counterparty risk in our currency, interest rate and commodity hedging arrangements.

From time to time we enter into arrangements with financial institutions to hedge our exposure to fluctuations in currency and interest rates, including forward contracts and swap agreements. Additionally, in the future, we may enter into arrangements with financial institutions to hedge our exposure to fluctuations in commodity prices, including swap agreements, as an alternative to exchange-traded derivatives. Recently, a number of financial institutions similar to those that serve or may serve as counterparties to our hedging arrangements have been adversely affected by the global credit crisis. The failure of any of the counterparties to our hedging arrangements to fulfill their obligations to us could adversely affect our results of operations.

Volatility in the equity markets or interest rates could substantially increase our pension costs and have a negative impact on our results of operations.

We sponsor a qualified defined benefit pension plan and various other nonqualified retirement and supplemental retirement plans. The difference between plan obligations and assets, or the funded status of the plan, significantly affects net periodic benefit costs of our pension plan and our ongoing funding requirements of that plan. The qualified defined benefit pension plan is funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future contribution requirements. In or following an economic environment characterized by declining investment returns and interest rates, we may be required to make additional cash contributions to our pension plan and recognize further increases in our net pension cost to satisfy our funding requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plan could have an adverse impact on our cash flow.

A change in the assumptions used to value our reporting units or our indefinite-lived intangible assets could result in goodwill or other intangible asset impairment charges, which would adversely affect our results of operations.

As of January 31, 2010, our goodwill was comprised of $150.2 million related to our consumer products reporting unit and $1,187.5 million related to our pet products reporting unit. We test goodwill of our consumer products and pet products reporting units for impairment at least annually. Events indicative of a potential impairment (such as a decrease in the cash flow relating to a reporting unit or a significant decline in our market capitalization) may cause us to perform additional tests for impairment and may also cause us to change our judgments or assumptions. Goodwill is considered impaired if the book value of the reporting unit containing the goodwill exceeds its estimated fair value. For goodwill, we determine the estimated fair value of a reporting unit using the income approach (which is based on the cash flows the reporting unit is expected to generate over its remaining life) and the market approach (which is based on market multiples of similar businesses).

As of January 31, 2010, the book value of our capitalized brand names that we have determined have indefinite lives (“Non-Amortizing Brands”) was $1,060.5 million. We test our Non-Amortizing Brands for impairment at least annually. Events indicative of a potential impairment (such as a significant decline in the expected sales associated with a brand) may cause us to perform additional tests for impairment. Non-Amortizing Brands are considered impaired if the book value for the brand exceeds its estimated fair value. We determine the estimated fair value of a Non-Amortizing Brand using the relief from royalty method (which is based upon the estimated rent or royalty we would pay for the use of a brand name if we did not own it).

Considerable judgment by us is necessary in estimating future cash flows, market interest rates, discount factors, and other factors used in the income approach, market approach or relief from royalty method used to value goodwill and other intangible assets. Many of these factors reflect our assumptions regarding the future performance of our businesses, which may be impacted by risks discussed elsewhere in this “Risk Factors” section. If we materially change our judgments or assumptions used in valuing our goodwill or other intangible assets in connection with any future impairment tests, we may conclude that the estimated fair value of the goodwill or Non-Amortizing Brand (as applicable) is less than the book value. This would result in a write down of the goodwill or Non-Amortizing Brand book value to the estimated fair value and recognition of an impairment charge. Any such impairment charge would adversely affect our earnings and stockholders’ equity and could be material.

Transformative plans involve risk and may adversely affect our business and financial results.

We may in the future contemplate and adopt plans intended to effect significant change within our company. For example, in fiscal 2008, we completed a two-year transformation plan for which we incurred significant costs. Our future plans, if any, may but need not, involve disposal of plants, distribution centers, businesses or other assets as well as headcount reductions or reductions in our number of product offerings, which could increase our expenses and adversely affect our results of operations. Divesting plants, distribution centers, businesses or other assets or changes in strategy may also adversely impact our results of operations due to related write-offs or the acceleration of remediation expenses or due to the loss of operating income that may be associated with any such disposed business. Additionally, restructuring or disposition efforts may divert management’s and other employees’ attention from other business concerns. We may be unable to complete dispositions we may desire to undertake at targeted prices, if at all, which may adversely impact our financial results and our ability to implement our business strategies.

Adverse weather conditions, natural disasters, pestilences and other natural conditions can affect crops and other inputs, which can adversely affect our operations and our results of operations.

The commodities, ingredients and raw materials that we use in the production of our products (including, among others, fruits, vegetables, tomatoes and grain) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes and pestilences. Adverse weather conditions may be impacted by global warming and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of storing raw materials if harvests are accelerated and processing capacity is unavailable, or interrupt or delay our production schedules if harvests are delayed. For example, our tomato suppliers are located in California, which has recently experienced a drought. This has resulted in higher prices for fiscal 2010. If drought conditions continue in California, our supplies of tomatoes may be reduced and the price we pay for tomatoes in future years may increase further, which could adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supplies of raw materials are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for raw materials could also adversely affect our business, financial condition and results of operations as described in “—The inputs, commodities, ingredients and other raw materials that we require are subject to price increases and shortages that could adversely affect our results of operations.”

Natural disasters can disrupt our operations, which could adversely affect our results of operations.

A natural disaster such as an earthquake, tornado, fire, flood, or severe storm or other catastrophic event, affecting our operating activities or major facilities, could cause an interruption or delay in our business and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. We are particularly susceptible to earthquakes as our executive offices, our research centers, and some of our fruit, vegetable and tomato operations are located in California where earthquakes periodically occur. Additionally, some of our pet operations are located in places where tornados periodically occur, such as Alabama and Kansas. If our operations are damaged by an earthquake, tornado or other disaster, we may be subject to supply interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business and results of operations.

If ingredients or other raw materials we use in our products are contaminated, our results of operations could be adversely affected.

We buy ingredients, commodities and other raw materials that we use in producing our products from third party suppliers. If these materials are alleged or prove to include contaminants affecting the safety or quality of our products, we may need to find alternate materials for our products, delay production of our products, or discard or otherwise dispose of our products. Additionally, if the presence of such contaminants are not alleged or discovered until after the affected product has been distributed, we may need to withdraw or recall the affected product and we may experience adverse publicity or product liability claims. In either case, our results of operations could be adversely affected.

If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may suffer adverse public relations, need to recall our products and experience product liability claims.

We may be exposed to product recalls, including voluntary recalls or withdrawals, and adverse public relations if our products are alleged to cause injury or illness or if we are alleged to have mislabeled or misbranded our products or otherwise violated governmental regulations. We may also voluntarily recall or withdraw products that we consider below our standards, whether for taste, appearance or otherwise, in order to protect our brand reputation. For example, in March 2007, we initiated a recall of a number of our pet food and pet snack products. Consumer concerns (whether justified or not) regarding the safety of our products could adversely affect our business. A product recall or withdrawal could result in substantial and unexpected expenditures, destruction of product inventory, and lost sales due to the unavailability of the product for a period of time, which could reduce profitability and cash flow. In addition, a product recall or withdrawal may require significant management attention. Product recalls may also result in adverse publicity, hurt the value of our brands, lead to a decline in consumer confidence in and demand for our products, and lead to increased scrutiny by federal and state regulatory agencies of our operations, which could have a material adverse effect on our brands, business, results of operations and financial condition.

We also may be subject to product liability claims and adverse public relations if consumption, use or opening of our products is alleged to cause injury or illness. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may not be able to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage (which may result in future product liability claims being uninsured). A product liability judgment against us or our agreement to settle a product liability claim could also result in substantial and unexpected expenditures, which would reduce profitability and cash flow. In addition, even if product liability claims against us are not successful or are not fully pursued, these claims would likely be costly and time-consuming and may require management to spend time defending the claims rather than operating our business. Product liability claims (even if unmerited or unsuccessful), or any other events that cause consumers to no longer associate our brands with high quality and safe products, may hurt the value of our brands and lead to decreased demand for our products. Product liability claims may also lead to increased scrutiny by federal and state regulatory agencies and could have a material adverse effect on our brands, business, results of operations and financial condition.

We rely upon a number of third parties to manage or provide distribution centers for our products. Failures by these third parties could adversely affect our business.

A number of our distribution centers are managed by third parties. Additionally, we also use third-party distribution centers, which may distribute our products as well as the products of other companies. Activity at these distribution centers could be disrupted by a number of factors, including, labor issues, failure to meet customer standards, bankruptcy or other financial issues affecting the third party providers, or other matters affecting any such third party’s ability to service our customers effectively. Any disruption of these distribution centers could adversely affect our business.

We rely primarily on a single company to provide us with logistics services and any failure by this provider to effectively service us could adversely affect our business.

Our logistics requirements in connection with transporting our products are handled primarily by a third-party logistics service provider. Such services include: scheduling and coordinating transportation of finished products to our distribution centers and customers; shipment tracking; freight dispatch services; transportation related payment services; and filing, collecting and resolving freight claims. Any sudden or unexpected disruption of these services for any reason could significantly disrupt our business.

We use a single national broker to represent a significant portion of our branded products to the retail grocery trade and any failure by the broker to effectively represent us would adversely affect our business.

We use a single national broker to represent a significant portion of our branded products to the retail grocery trade. Our business would suffer substantial disruption if this broker were to default in the performance of its obligations to perform brokerage services or if this broker fails to effectively represent us to the retail grocery trade. Changes in our sales strategy may impact this relationship.

Disruption of our supply chain could adversely affect our business and results of operations.

Our ability and the ability of our suppliers, co-packers and other business partners to make, move and sell products are critical to our success. Damage or disruption to our or their manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemics, strikes or other reasons (including other reasons discussed elsewhere in this “Risk Factors” section) could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single supplier or location or if such events impact our seasonal pack, could adversely affect our business and results of operations.

Inventory production in our Consumer Products operating segment is highly seasonal. Interference with our production schedule during peak months or inventory shortages could negatively impact our results of operations.

We do not manufacture the majority of our fruit, vegetable and tomato products continuously throughout the year, but instead have a seasonal production period that is limited to approximately three to four months primarily during the summer each year. We refer to this period as the “pack season.” An unexpected plant shutdown or any other material interference with our production schedule for any reason could adversely affect our results of operations.

For most of our fruit, vegetable and tomato products, the inventory created during the pack season, plus any inventory carried over from the previous pack season, determines the quantity of inventory we have available for sale until the next pack season commences. The size of the pack is influenced by crop results, which is affected by weather and other factors. Similarly, the timing of the pack season depends upon crop timing, which in turn is affected by weather and other factors. In the event that the inventory produced during the pack season is less than desired, or if the new pack season is delayed, or if demand for product is greater than forecasted, we may be required to “allocate” or limit sales of some items to customers in an effort to stretch supplies until the new pack season begins and new product is available. We could also experience inventory shortages in the event of can or end defects, whether discovered during the pack season or thereafter, or other factors. In the event we are required to allocate or limit sales of some items, we may lose sales volume and market share, our customer relationships may be harmed, and our results of operations may be adversely impacted.

We are subject to environmental regulation and environmental risks, which may adversely affect our business.

As a result of our agricultural and food processing operations, we are subject to numerous environmental laws and regulations. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. Concerns about global warming may result in additional regulation of green-house gas emissions. We cannot predict the extent to which any environmental law or regulation that may be enacted or enforced in the future may affect our operations. We have been named as a potentially responsible party (“PRP”) and may be liable for environmental investigation and remediation costs at some designated “Superfund Sites” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or under similar state laws. We are defending ourselves in these actions as we believe appropriate. However, we cannot assure you that none of these matters will adversely impact our financial position or results of operations. We may in the future be named as a PRP at other currently or previously owned or operated sites, and additional remediation requirements could be imposed on us. We are currently conducting investigation and remedial activities at some locations, and other properties where we conduct or have conducted operations could be identified for investigation or proposed for listing under CERCLA or similar state laws in the future. Costs to investigate and remediate any such contamination could be material. Also, under the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the U.S. Environmental Protection Agency is involved in a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. The effect of these actions and future actions on the availability and use of pesticides could adversely impact our financial position or results of operations. If the cost of compliance with applicable environmental laws or regulations increases, our business and results of operations could be negatively impacted.

Government regulation could increase our costs of production and increase legal and regulatory expenses.

Manufacturing, processing, labeling, packaging, storing and distributing food and pet products are activities that are subject to extensive federal, state and local regulation, as well as foreign regulation. In the United States, these aspects of our operations are regulated by the U.S. Food and Drug Administration (“FDA”), the United States Department of Agriculture (“USDA”) and various state and local public health and agricultural agencies. In addition to periodic government agency inspections affecting our operations generally, our operations, which produce meat and poultry products, are subject to mandatory continuous on-site inspections by the USDA. Complying with government regulation, including federal Country of Origin Labeling (“COOL”) requirements, can be costly or may otherwise adversely affect our business. For example, legislation has been introduced in various jurisdictions in the United States to regulate bisphenol-A (which is an odorless, tasteless food-grade chemical used to coat the interior of our cans). If legislation or other regulations are enacted restricting the use of bisphenol-A or requiring us to provide warnings regarding bisphenol-A under, for example, California’s Proposition 65, our costs of production could increase or our sales could be adversely affected. Other chemicals we use have also been proposed for listing under Proposition 65. Failure to comply with all applicable laws and regulations, including, among others, Proposition 65, could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, financial condition and results of operations. Our business is also affected by import and export controls and similar laws and regulations, both in the United States and elsewhere. Issues such as national security or health and safety, which slow or otherwise restrict imports or exports, could adversely affect our business. In addition, the modification of existing laws or regulations or the introduction of new laws or regulations could require us to make material expenditures or otherwise adversely affect the way that we have historically operated our business.

Failure by us or our third-party co-packers to comply with environmental or other regulations may disrupt our supply of certain products and adversely affect our results of operations.

Our production facilities and those of our co-packers, whether in the U.S. or overseas, are subject to a number of regulations, including environmental regulations. Failure by us or any of our co-packers to comply with regulations, or allegations of compliance failure, may disrupt our or their operations. Disruption of our operations or the operations of a co-packer could disrupt our supply of product, which could have an adverse effect on our net sales and other results of operations. Additionally, actions we may take to mitigate the impact of any such disruption or potential disruption, including increasing inventory in anticipation of a potential production interruption, may adversely affect our results of operations.

We rely upon co-packers to provide our supply of some products. Any failure by co-packers to fulfill their obligations could adversely affect our results of operations.

We have a number of supply agreements with co-packers that require them to provide us with specific finished products. For some of our products, including each of canned pineapple, mandarins, some fruit in plastic containers, some fruit in glass jars, some dog snack and pet food products and most of our broth products, we essentially rely upon a single co-packer as our sole-source for the product. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of any such sole-source or other co-packer to fulfill its obligations under the applicable agreements with us could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-pack arrangement with another provider. Because of the current economic crisis, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-pack arrangement may not be available on terms as favorable to us as the existing co-pack arrangement, if at all.

Risk associated with foreign operations, including changes in import/export duties, wage rates, political or economic climates, or exchange rates, may adversely affect our operations.

Our foreign operations and relationships with foreign suppliers and co-packers, as well as our export of certain products (particularly pet products), subject us to the risks of doing business abroad. As of the end of fiscal 2009, three of our twenty production facilities were located abroad, thirteen of our thirty-five co-packers were located in foreign locations and one of the thirty-five was located in American Samoa. The countries from which we source our products and in which we have some facilities may be subject to political and economic instability, which may adversely affect our results of operations. For example, Venezuela (where we have one production facility) and, to a lesser extent, Mexico (where we have two production facilities) are currently experiencing political and economic instability and we have operating facilities in each of these countries. Furthermore, foreign countries in which we produce our products as well as countries to which we export our products may periodically enact new or revise existing laws, taxes, duties, quotas, tariffs, currency controls or other restrictions to which we are subject. For example, in Venezuela, the government has seized several food production facilities for allegedly skirting price controls. Given the political and economic instability in the region, we cannot assure you that the Venezuelan government will not take actions that impact our operations. Other events that disrupt foreign production or generate consumer concerns (whether justified or not) regarding foreign-produced products could also adversely affect our business. Additionally, our products are subject to import duties and other restrictions, and the United States government may periodically impose new or revise existing duties, quotas, tariffs or other restrictions to which we are subject.

If we are not successful in protecting our intellectual property rights, we may harm our ability to compete.

Our brand names and trademarks, including the marks Del Monte, 9Lives, Kibbles ‘n Bits, Meow Mix, and Milk-Bone, are important to our business. We rely on trademark, copyright, trade secret, patent and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary information, technologies and processes. We also have obligations with respect to the non-use and non-disclosure of third-party intellectual property. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. We cannot assure you that the steps we will take to prevent misappropriation, infringement or other violation of our intellectual property or the intellectual property of others will be successful. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. Failure to protect our intellectual property could harm our business and results of operations.

Intellectual property infringement or violation claims may adversely impact our results of operations.

We may be subject to claims by others that we infringe on their intellectual property or otherwise violate their intellectual property rights. To the extent we develop, introduce and acquire products, such risk may be exacerbated. We have in the past been subject to such claims. For example, in fiscal 2005, we lost a case brought against us by Kal Kan Foods, Inc., which was a subsidiary of Mars, Inc. As a result of the judgment against us, we were required to pay, among other amounts, compensatory damages of $3.6 million. We were also enjoined from further sales of the pet products named in the litigation, which resulted in us incurring additional expense (relating to the inventories we held of such products and specialized fixed assets used in the manufacture of such products). We are also currently subject to such claims. Additionally, as described in greater detail in our quarterly report on Form 10-Q for the quarter ended January 31, 2010, in October 2008 Fresh Del Monte Produce Inc. filed a complaint against us that alleges, among other things, that we breached our trademark license agreement with Fresh Del Monte through the marketing and sale of certain of our products sold in the refrigerated produce section of customers’ stores. Claims of infringement or violation may require us to engage in litigation to determine the scope and validity of such claims, change our products or cease selling certain products. Any of such events may adversely impact our results of operations.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, security breaches, and viruses. Any such damage or interruption could have a material adverse effect on our business.

Our business could be harmed by strikes or work stoppages by Del Monte employees.

As of the end of fiscal 2009, we had 18 collective bargaining agreements with 15 union locals covering approximately 77% of our hourly full time and seasonal employees. Of these employees approximately 27% are covered under collective bargaining agreements that are scheduled to expire in fiscal 2011. We cannot assure you that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, without production interruptions caused by labor stoppages. If a strike or work stoppage were to occur in connection with negotiations of new collective bargaining agreements, or as a result of disputes under our collective bargaining agreements with labor unions, our business, financial condition and results of operations could be materially adversely affected.

If we are required to accelerate our departure from Terminal Island, CA, we would incur expenses that could materially adversely affect our earnings.

The current ground lease for our facilities in Terminal Island, CA terminated May 1, 2006, at which time it converted to a month-to-month lease. If we are required to vacate Terminal Island before August 13, 2010, we would accelerate certain demolition, remediation and relocation expenses and be responsible for reimbursing certain material third-party costs and losses. These expenses would materially adversely affect our earnings.

We may not be successful in our future acquisition endeavors, if any, which could have an adverse effect on our business and results of operations.

We have historically engaged in substantial acquisition activity. We may be unable to identify suitable targets, opportunistic or otherwise, for acquisition in the future. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition would depend on a variety of factors including our ability to obtain financing on acceptable terms (particularly if current economic conditions continue), and to comply with the restrictions contained in our debt agreements. If we need to obtain our lenders’ consent to an acquisition, they may refuse to provide such consent or condition their consent on our compliance with additional restrictive covenants that limit our operating flexibility. Acquisitions involve risks, including those associated with integrating the operations, financial reporting, disparate technologies and personnel of acquired companies; managing geographically dispersed operations; the diversion of management’s attention from other business concerns; the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; unknown risks; and the potential loss of key employees, customers and strategic partners of acquired companies. We may not successfully integrate any businesses or technologies we may acquire in the future and may not achieve anticipated revenue and cost benefits. Acquisitions may be expensive, time consuming and may strain our resources. Acquisitions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, the incurrence of debt, one-time write-offs of goodwill and amortization expenses of other intangible assets. In addition, future acquisitions that we may pursue could result in dilutive issuances of equity securities.

Our Del Monte brand name could be confused with names of other companies who, by their act or omission, could adversely affect the value of the Del Monte brand name.

We have licensed the Del Monte brand name (and with respect to The Philippines and South Africa, transferred title) to various unaffiliated companies internationally and, for some products, in the United States. The common stock of one licensee, Fresh Del Monte Produce Inc., is publicly traded in the United States. Acts or omissions by these unaffiliated companies may adversely affect the value of the Del Monte brand name, the trading prices for our common stock and demand for our products. Third-party announcements or rumors about these licensees could also have these negative effects. In addition, in connection with the 2002 Merger, Heinz retained its ownership of some of the brand names used by our businesses in countries in which we do not compete. Acts or omissions by Heinz or its licensees that adversely affect the value of these brand names may also adversely affect demand for our products.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive outstanding notes in like original principal amount at maturity. All outstanding notes received in the exchange offer will be cancelled. Because we are exchanging the exchange notes for the outstanding notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement executed in connection with the sale of the outstanding notes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of January 31, 2010. Please read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes incorporated by reference in this prospectus.

January 31, 2010
(in millions except per share data)
Cash and cash equivalents	$17.9

Short-term borrowings:
Revolver(1)	$38.6
Other	4.3

Total	42.9

Long-term debt:
Term Loan A	$600.0

Total Term Loans	600.0
6 3/4 % senior subordinated notes	250.0
7 1/2 % senior subordinated notes	450.0

Total	1,300.0

Stockholders’ equity:
Common stock ($0.01 par value, shares authorized: 500.0; 215.7 issued and 198.3 outstanding at January 31, 2010)	2.2
Additional paid-in capital	1,069.8
Treasury stock, at cost	(183.1)
Accumulated other comprehensive income (loss)	(24.4)
Retained earnings	929.3

Total stockholders’ equity	1,793.8

Total capitalization	$3,136.7

(1)	Excludes $63.5 of letters of credit issued pursuant to the revolving credit facility.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present our selected historical financial data as of and for the periods indicated. The selected historical financial data for fiscal 2005, 2006, 2007, 2008 and 2009 was derived from the audited consolidated balance sheets as of May 1, 2005, April 30, 2006, April 29, 2007, April 27, 2008 and May 3, 2009, respectively, and the audited consolidated statements of income and cash flows for each of the years then ended, as audited by KPMG LLP. The selected historical financial data as of and for each of the nine months ended January 25, 2009 and January 31, 2010 were derived from our unaudited condensed consolidated financial statements for the periods then ended. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited financial statements for fiscal 2008 and 2009 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, considered necessary for a fair presentation of our financial condition and results of operations for such periods. The following information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus, which include the audited consolidated financial statements for each fiscal year described above and the unaudited condensed consolidated financial statements for each of the nine months ended January 25, 2009 and January 31, 2010. The historical results are not necessarily indicative of results to be expected in any future period.

	Fiscal Year					Nine Months Ended
	2005	2006	2007	2008	2009	Jan. 25, 2009	Jan. 31, 2010
	(dollars in millions)
Statement of Income Data:(a)(b)
Net sales	$2,355.3	$2,432.7	$2,872.5	$3,179.8	$3,626.9	$2,569.5	$2,785.8
Cost of products sold	1,729.2	1,767.5	2,054.0	2,319.9	2,622.7	1,893.1	1,880.7

Gross Profit	626.1	665.2	818.5	859.9	1,004.2	676.4	905.1
Selling, general and administrative expense	407.8	438.2	537.8	541.4	643.3	450.1	505.2

Operating income	218.3	227.0	280.7	318.5	360.9	226.3	399.9
Interest expense	118.3	71.4	133.5	131.4	110.3	85.1	96.9
Other (income) expense	2.8	1.1	0.4	(2.5)	24.1	18.8	18.2

Income from continuing operations before income taxes	97.2	154.5	146.8	189.6	226.5	122.4	284.8
Provision for income taxes	41.5	59.2	49.5	71.9	78.8	43.5	106.1

Income from continuing operations	55.7	95.3	97.3	117.7	147.7	78.9	178.7
Income from discontinued operations (net of taxes of $29.7, $37.4, $3.7, $(4.0), $14.3, $12.5 and $(1.0), respectively)	62.2	74.6	15.3	15.4	24.6	21.9	1.9

Net income	$117.9	$169.9	$112.6	$133.1	$172.3	$100.8	$180.6

Cash Flow Data:(a)(b)
Cash flows provided by (used in) operating activities	$273.3	$261.2	$230.1	$286.9	$200.6	$(88.9)	$234.2
Cash flows provided by (used in) investing activities	(71.8)	182.4	(1,344.8)	(79.7)	277.1	287.6	(65.6)
Cash flows provided by (used in) financing activities	(92.6)	(129.0)	667.7	(194.5)	(361.3)	(212.0)	(292.1)
Other Data:
Capital expenditures	73.1	69.1	95.0	96.7	88.7	55.5	65.6
Ratio of earnings to fixed charges(c)	1.7x	2.8x	2.0x	2.3x	2.8x	2.3x	3.6x

As of January 31, 2010
(in millions)
Balance Sheet Data:
Cash and cash equivalents	$17.9
Short-term borrowings	42.9
Long-term debt	1,262.5
Stockholders’ equity	1,793.8

(a)	For all periods presented, the operating results and assets and liabilities related to the StarKist Seafood Business and the Soup and Infant Feeding Businesses have been classified as discontinued operations. The Company has combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories in the Statement of Cash Flows for all periods presented.

(b)	The fiscal 2007 financial results include the operations for Meow Mix beginning May 19, 2006 and Milk-Bone beginning July 2, 2006.

(c)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issue costs) and the interest component of rent expense.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

This exchange offer is being made pursuant to the registration rights agreement we entered into with the initial purchasers of the outstanding notes on October 1, 2009. The summary of the registration rights agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer; Expiration Time

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange outstanding notes that are validly tendered at or before the expiration time and are not validly withdrawn as permitted below. The expiration time for the exchange offer is 5:00 p.m., New York City time, on July 2, 2010, or such later date and time to which we, in our sole discretion, extend the exchange offer.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration time;

•	if any of the conditions set forth below under “—Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us, upon expiration of the exchange offer, unless validly withdrawn.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

How to Tender Outstanding Notes for Exchange

Only a record holder of outstanding notes may tender in the exchange offer. When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who desires to tender outstanding notes for exchange must, at or prior to the expiration time:

•

transmit a properly completed and duly executed letter of transmittal, the outstanding notes being tendered and all other documents required by such letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., the exchange agent, at the address set forth below under the heading “—The Exchange Agent”; or

•

if outstanding notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by The Depository Trust Company (DTC) to the exchange agent at the address set forth below under the heading “—The Exchange Agent,” and the exchange agent must receive, at or prior to the expiration time, a confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•

if time will not permit the required documentation to reach the exchange agent before the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, the holder may effect a tender by complying with the guaranteed delivery procedures described below.

The term “agent’s message” means a message that:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•

states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•

for the account of an eligible institution. The term “eligible institution” means an institution that is a member in good standing of a Medallion Signature Guarantee Program recognized by the Exchange Agent, for example, the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Signature Program. An eligible institution includes firms that are members of a registered national securities exchange, members of the National Association of Securities Dealers, Inc., commercial banks or trust companies having an office in the United States or certain other eligible guarantors.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the person who signed the letter of transmittal, the outstanding notes tendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the registered holder’s signature guaranteed by an eligible institution.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange and all other required documents. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note not validly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful;

•	waive any defects or irregularities or conditions of the exchange offer, either before or after the expiration time; and

•	determine the eligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Our determinations, either before or after the expiration time, under, and of the terms and conditions of, the exchange offer, including the letter of transmittal and the instructions to it, or as to any questions with respect to the tender of any outstanding notes, will be final and binding on all parties. To the extent we waive any conditions to the exchange offer, we will waive such conditions as to all outstanding notes. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” at or prior to the expiration time of the exchange offer, or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such outstanding notes and the holder’s outstanding notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent before the expiration time, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•

at or prior to the expiration time, the exchange agent receives from an eligible institution a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, will be transmitted to the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery must be received prior to the expiration time.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time prior to the expiration time.

For a withdrawal to be effective, a written notice of withdrawal, by facsimile or by mail, must be received by the exchange agent, at the address set forth below under “—The Exchange Agent,” prior to the expiration time. Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•

where outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC; and

•

bear the signature of the holder in the same manner as the original signature on the letter of transmittal, if any, by which such outstanding notes were tendered, with such signature guaranteed by an eligible institution, unless such holder is an eligible institution.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes validly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “—How to Tender Outstanding Notes for Exchange” above at any time at or prior to the expiration time.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

All of the conditions to the exchange offer must be satisfied or waived at or prior to the expiration of the exchange offer. Promptly following the expiration time we will accept for exchange all outstanding notes validly tendered and not validly withdrawn as of such date. We will promptly issue exchange notes for all validly tendered outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the outstanding notes. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

If we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC promptly after the withdrawal, rejection of tender or termination of the exchange offer, as applicable.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon the tender of any minimum principal amount of outstanding notes. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer, by oral (promptly confirmed in writing) or written notice to the exchange agent or by a timely press release, if at any time before the expiration of the exchange offer, any of the following conditions exist:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency challenging the exchange offer or that we believe might be expected to prohibit or materially impair our ability to proceed with the exchange offer;

•

any stop order is threatened or in effect with respect to either (1) the registration statement of which this prospectus forms a part or (2) the qualification of the Indenture governing the notes under the Trust Indenture Act of 1939, as amended;

•

any law, rule or regulation is enacted, adopted, proposed or interpreted that we believe might be expected to prohibit or impair our ability to proceed with the exchange offer or to materially impair the ability of holders generally to receive freely tradeable exchange notes in the exchange offer. See “—Consequences of Failure to Exchange Outstanding Notes”;

•

any change or a development involving a prospective change in our business, properties, assets, liabilities, financial condition, operations or results of operations taken as a whole, that is or may be adverse to us;

•

any declaration of war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or the worsening of any such condition that existed at the time that we commence the exchange offer; or

•

we become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the outstanding notes or the exchange notes to be issued in the exchange offer.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the issuance of the exchange notes for outstanding notes.

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of or exemption from these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

The Exchange Agent

We have appointed The Bank of New York Mellon Trust Company, N.A. as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses set forth below. Questions and requests for assistance respecting the procedures for the exchange offer, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at one of its addresses below:

Deliver to:

The Bank of New York Mellon Trust Company, N.A.

By hand delivery, mail or overnight courier at:

The Bank of New York Mellon Trust Company, N.A.

c/o The Bank of New York Mellon

101 Barclay Street—7 East

New York, N.Y., 10286

Attn: Mrs. Evangeline R. Gonzales

or

By facsimile transmission

(for eligible institutions only):

(212) 298-1915

Confirm by telephone:

(212) 815-3738

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery.

Consequences of Failure to Exchange Outstanding Notes

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the Indenture and the legend contained on the outstanding notes regarding the transfer restrictions of the outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the outstanding notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange.

Holders of the exchange notes and any outstanding notes that remain outstanding after consummation of the exchange offer will vote together as a single series for purposes of determining whether holders of the requisite percentage of the series have taken certain actions or exercised certain rights under the Indenture.

Consequences of Exchanging Outstanding Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued in the exchange offer may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. However, based on interpretations of the staff of the SEC, as set forth in a series of no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders of those exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 promulgated under the Securities Act;

•	the exchange notes issued in the exchange offer are acquired in the ordinary course of the holder’s business;

•

neither the holder, nor, to the actual knowledge of such holder, any other person receiving exchange notes from such holder, has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and

•	if such a holder is a broker-dealer, such broker-dealer will receive the exchange notes for its own account in exchange for outstanding notes and:

•	such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•

it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of exchange notes issued in the exchange offer, and will comply with the applicable provisions of the Securities Act with respect to resale of any exchange notes. (In no-action letters issued to third parties, the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of outstanding notes) by delivery of the prospectus relating to the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Each holder participating in the exchange offer will be required to furnish us with a written representation in the letter of transmittal that they meet each of these conditions and agree to these terms.

However, because the SEC has not considered the exchange offer for our outstanding notes in the context of a no-action letter, we cannot guarantee that the staff of the SEC would make similar determinations with respect to this exchange offer. If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

Any holder that is an affiliate of ours or that tenders outstanding notes in the exchange offer for the purpose of participating in a distribution:

•

may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

The exchange notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We currently do not intend to register or qualify the sale of the exchange notes in any state where we would not otherwise be required to qualify.

Filing of Registration Statements

Under the registration rights agreement we agreed, among other things, that if:

•

we determine that an exchange offer registration is not available or may not be consummated as soon as practicable after the expiration of the exchange offer because it would violate applicable law or the applicable interpretations of the SEC’s staff;

•	the exchange offer is not consummated by October 1, 2010; or

•

the exchange offer has been completed and in the opinion of counsel for the initial purchasers of the outstanding notes, a registration statement must be filed and a prospectus must be delivered by the initial purchasers in connection with any offering or sale of registrable securities;

we will use our commercially reasonable efforts to file a registration statement under the Securities Act relating to a shelf registration of the outstanding notes for resale by holders and to have such shelf registration statement declared effective by the SEC. We will use our commercially reasonable efforts to keep such shelf registration statement effective until one year following the effective date of such shelf registration statement or such shorter period that will terminate when all Notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement or otherwise no longer constitute registrable securities. The registration rights agreement provides that we may delay the effectiveness of a registration statement for a period of up to 60 consecutive days during in any 365 day period because of the happening of any event during the period a shelf registration statement is effective which makes any statement made in such registration statement or the related prospectus untrue in any material respect or which requires any changes to be made in such registration statement or prospectus in order to make the statements therein not misleading.

We will provide to the holder or holders of the applicable outstanding notes copies of the prospectus that is a part of the shelf registration statement, notify such holder or holders when the shelf registration statement for the applicable notes has become effective and take certain other actions as are required to permit resales of the applicable outstanding notes under the shelf registration statement. A holder of outstanding notes that sells such notes pursuant to the shelf registration statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, and would be subject to certain of the civil liability provisions under the Securities Act in connection with such sales.

If (A) we have not exchanged exchange notes for all outstanding notes validly tendered in accordance with the terms of the exchange offer on or prior to the one year anniversary of the issue date or (B) if applicable, a shelf registration statement covering resales of the applicable Notes has not been declared effective or does not automatically become effective on or prior to the one year anniversary of the issue date (subject to certain exceptions), then Additional Interest shall accrue on the principal amount of the applicable Notes at a rate of 0.5% per annum until the consummation of a registered exchange offer or the effectiveness of a shelf registration statement with respect to resales of the Notes.

Any amounts of Additional Interest due will be payable in cash on the same interest payment dates as interest on the Notes is payable.

Although we intend, if required, to file the shelf registration statement, we cannot assure you that the shelf registration statement will be filed or, if filed, that it will become or remain effective.

The foregoing description is a summary of certain provisions of the registration rights agreement. It does not restate the registration rights agreement in its entirety. We urge you to read the registration rights agreement, which is an exhibit to the registration statement of which this prospectus forms a part and can also be obtained from us. See “Where You Can Find More Information.”

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

On January 29, 2010, Del Monte Corporation (“DMC”), as borrower, and Del Monte Foods Company (“DMFC”), as guarantor, entered into a new five-year senior secured credit agreement with Bank of America, N.A., as administrative agent, and the other lender and agent parties thereto (with all related loan documents, and as amended from time to time, the “Senior Credit Facility”), replacing the Company’s prior credit agreement dated February 8, 2005 (with all related loan documents, and as amended from time to time, the “Prior Credit Facility”). All commitments under the Prior Credit Facility were terminated and all outstanding borrowings thereunder were repaid effective January 29, 2010. The remaining obligations of DMC and DMFC under the Prior Credit Facility generally are limited to certain remaining contingent indemnification obligations under such facility.

The Prior Credit Facility consisted of a revolving credit facility which was scheduled to mature on February 8, 2011, a term A loan facility which was scheduled to mature on February 8, 2011, and a term B loan facility which was scheduled to mature on February 8, 2012. The revolving credit facility included a letter of credit subfacility of $100.0 million. The interest rate spread for the revolving credit facility and the term A loan was adjusted periodically based on the total debt ratio and was a maximum of 1.50% over the Eurodollar rate or 0.50% over the base rate. The interest rate spread for the term B loan was fixed at 1.50% over the Eurodollar rate or 0.50% over the base rate. To maintain availability of funds under the revolving credit facility, the Company paid a 0.375% commitment fee on the unused portion of the revolving credit facility.

The Senior Credit Facility consists of a $500.0 million five-year revolving credit facility (the “Revolver”) and a $600.0 million five-year term A loan facility (the “Term A Facility”). The Senior Credit Facility also provides that, under certain conditions, the Company may increase the aggregate principal amount of loans outstanding thereunder by up to $500.0 million, subject to receipt of additional lending commitments for such loans. The Revolver includes a letter of credit subfacility of $150.0 million. On January 29, 2010, the Company borrowed $50.0 million under the Revolver. The Company used the initial borrowing under Revolver, the proceeds from the Term A Facility, and other available cash to repay all outstanding borrowings under the Prior Credit Facility (consisting of $205.7 million of term A loans and $636.4 million of term B loans), to pay accrued interest with respect to such loans, and to fund the payment of certain fees and costs relating to the Senior Credit Facility.

Borrowings under the Revolver bear interest at an initial interest rate equal to, at the Company’s option, either (a) the alternate base rate as defined in the Senior Credit Facility (the “Base Rate”) plus 1.75% per annum, or (b) the Eurodollar Rate as defined in the Senior Credit Facility (the “Eurodollar Rate”) plus 2.75% per annum. From and after the six-month anniversary of the Senior Credit Facility, the margins over the Base Rate and Eurodollar Rate applicable to loans outstanding under the Revolver may be adjusted periodically based on the Company’s total debt ratio, with 2.75% being the maximum Eurodollar Rate margin and 1.75% being the maximum Base Rate margin. Additionally, to maintain availability of funds under the Revolver, the Company pays an initial commitment fee of 0.50% on the unused portion of the Revolver. From and after the six-month anniversary of the Senior Credit Facility, the commitment fee percentage may be adjusted periodically based on the Company’s total debt ratio, as calculated pursuant to the Senior Credit Facility, with 0.50% being the maximum commitment fee percentage. The Revolver will mature, and the commitments thereunder will terminate, on January 30, 2015.

Borrowings under the Term A Facility bear interest at a rate equal to, at the Company’s option, either (a) the alternate base rate as defined in the Senior Credit Facility (the “Base Rate”) plus 1.75% per annum, or (b) the Eurodollar Rate as defined in the Senior Credit Facility (the “Eurodollar Rate”) plus 2.75% per annum. From and after the six-month anniversary of the Senior Credit Facility, the margins over the Base Rate and Eurodollar Rate applicable to the Term A Facility may be adjusted periodically based on the Company’s total debt ratio, with 2.75% being the maximum Eurodollar Rate margin and 1.75% being the maximum Base Rate margin.

The Term A Facility requires amortization in the form of quarterly scheduled principal payments of $7.5 million per fiscal quarter, with the first such payment scheduled for April 30, 2010 and the last such payment scheduled for October 24, 2014. The remaining balance of $457.5 million is due in full on the maturity date of January 30, 2015. Scheduled amortization payments with respect to the Term A Facility are subject to reduction on a pro rata basis upon mandatory and voluntary prepayments on terms and conditions set forth in the Senior Credit Facility.

DMC is the borrower under the Senior Credit Facility. DMC’s obligations under the Senior Credit Facility are secured by a lien on substantially all of its assets. DMC’s obligations under the Senior Credit Facility are also guaranteed by DMFC. The obligations of DMFC under its guarantee are secured by a pledge of the stock of DMC.

The Senior Credit Facility contains customary restrictive covenants (including financial covenants), events of default, funding conditions, yield protection provisions, representations and warranties and other customary provisions for senior secured credit facilities.

In the third quarter of fiscal 2010, the Company recognized $20.9 million of expense related to entering into the Senior Credit Facility and refinancing of the Prior Credit Facility, including $13.4 million of expense relating to the discontinuation of hedge accounting for the Company’s three-year $400.0 million interest rate swap. Of the total expense amount, $7.5 million is included in interest expense and $13.4 million is included in other expense in the Condensed Consolidated Statements of Income.

The Company borrowed $54.6 million under its Revolver and the revolving credit facility under the Prior Credit Facility (together, the “Revolving Credit Facilities”) during the three months ended January 31, 2010. A total of $71.7 million was repaid during the three months ended January 31, 2010. During the nine months ended January 31, 2010, the Company borrowed $190.0 million from the Revolving Credit Facilities and repaid $151.4 million. As of January 31, 2010, the net availability under the Revolver, which also reflects $63.5 million of outstanding letters of credit, was $397.9 million. The blended interest rate on the Revolver was approximately 5.0% on January 31, 2010.

Other Notes

Through a private placement offering on February 8, 2005, DMC issued $250.0 million principal amount of 6 3/4% senior subordinated notes due February 15, 2015 (the “6 3/4% Notes”) with interest payable semi-annually on February 15 and August 15 of each year commencing August 15, 2005. No subsidiaries of DMC currently guarantee DMC’s obligations under the 6 3/4% Notes. The 6 3/4% Notes are guaranteed by DMFC. We have the option to redeem the 6 3/4% Notes at a premium beginning on February 15, 2010 and at face value beginning on February 15, 2013, subject to the concurrent payment of accrued and unpaid interest, if any, upon redemption. Substantially all of the 6 3/4% Notes were exchanged for substantially identical registered notes pursuant to an exchange offer that was consummated on December 28, 2005.

DESCRIPTION OF THE NOTES

We refer to exchange notes and outstanding notes (to the extent not exchanged for exchange notes) in this section as the “Notes.”

The exchange notes will be issued under the indenture (the “Indenture”) dated October 1, 2009 by and among Del Monte Corporation, Del Monte Foods Company and the Subsidiary Guarantors, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). As of the date of initial issuance of the outstanding notes, such notes were guaranteed by certain subsidiaries of DMC; however, such guarantees were released on January 21, 2010 pursuant to the terms of the Indenture. The outstanding notes are not, and the exchange notes as of their date of issuance are not anticipated to be, guaranteed by any subsidiaries of DMC. The terms of the exchange notes and the outstanding notes are substantially identical, except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	will not contain provisions relating to the payment of Additional Interest.

Holders of the outstanding notes who do not exchange their outstanding notes for exchange notes will vote together as a single series of notes with holders of the exchange notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders of a series of notes (including acceleration following an Event of Default, as defined below under “—Events of Default”) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the Notes. Accordingly, all references in this section will be deemed to mean the requisite percentage in aggregate principal amount of the Notes then outstanding.

The following summary of selected provisions of the Indenture is not complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and to all of the provisions of the Indenture, including the definitions of terms in the Indenture and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. A copy of the Indenture is files as Exhibit 4.1 to DMFC’s Current Report on Form 8-K filed on October 2, 2009. You should read the Indenture in its entirety. The definitions of some of the capitalized terms used in the following summary are set forth below under “—Certain Definitions.” For purposes of this section, references to Del Monte Corporation include only Del Monte Corporation and not its subsidiaries.

The Notes are unsecured obligations of Del Monte Corporation, ranking subordinate in right of payment to all Senior Debt of Del Monte Corporation. The Notes are initially limited to $450 million aggregate principal amount. Subject to compliance with the covenants described below under “—Certain Covenants” and to applicable law, Del Monte Corporation may issue additional notes ranking equally and ratably with, and identical to, the original notes in all respects (the “Additional Notes”) under the Indenture. The outstanding notes, the exchange notes and any Additional Notes will be treated as a single class for all purposes under the Indenture, including with respect to consents, approvals or other actions taken by Holders under the Indenture, and are collectively referred to as the “Notes.”

The Notes are issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples of $1,000. The Notes initially will be issued in book-entry form and represented by one or more global Notes. See “—Book-Entry; Delivery and Form.”

Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be at the Trustee’s office at The Bank of New York Mellon Trust Company, N.A., 101 Barclay Street, New York, New York 10286. Del Monte Corporation may change any Paying Agent and Registrar without notice to Holders of the Notes. Del Monte Corporation will pay principal and premium, if any, on the Notes at the Trustee’s office at the above address or, at Del Monte Corporation’s option, by wire transfer to an account maintained by the payee with a bank located in the United States. At Del Monte Corporation’s option, interest may be paid at the Trustee’s office at the above address, by check mailed to the registered address of Holders or by wire transfer to an account maintained by the payee with a bank located in the United States.

Principal, Maturity and Interest

The exchange notes will be issued initially in the aggregate principal amount of up to $450 million (depending upon the aggregate amount of outstanding notes tendered for exchange) and will mature on October 15, 2019. Interest on the exchange notes will accrue at the rate of 7 1/2% per annum and will be payable semiannually in arrears in cash on each April 15 and October 15, commencing on October 15, 2010, to the persons who are registered Holders at the close of business on the April 1 and October 1 immediately preceding the applicable interest payment date. Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the outstanding notes. Interest on the exchange notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If, by the one year anniversary of the Issue Date, Del Monte Corporation has not consummated a registered exchange offer for the outstanding notes, the annual interest rate borne by the outstanding notes will increase by 0.5% until the consummation of such registered exchange offer or the effectiveness of a shelf registration statement with respect to resales of the outstanding notes. See “Exchange Offer—Filing of Registration Statements.”

The Notes are not entitled to the benefit of any mandatory sinking fund.

Redemption

Optional Redemption

The Notes are redeemable, at Del Monte Corporation’s option, in whole at any time or in part from time to time, on and after October 15, 2014 upon not less than 30 nor more than 60 days’ prior notice, at the following redemption prices, expressed as percentages of the principal amount of the Notes to be redeemed, if redeemed during the twelve-month period commencing on October 15 of the years set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption, except that installments of interest which are due and payable on dates falling on or prior to the applicable redemption date will be payable to the persons who were the Holders of record at the close of business on the relevant record dates.

Year	Percentage
2014	103.750%
2015	102.500%
2016	101.250%
2017 and thereafter	100.000%

In addition, at any time prior to October 15, 2014, the Notes may be redeemed, in whole or in part, at the option of Del Monte Corporation, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium (as defined below) as of, and accrued and unpaid interest, if any, to the date of redemption, except that installments of interest which are due and payable on dates falling on or prior to the applicable redemption date will be payable to the persons who were the Holders of record at the close of business on the relevant record dates.

“Applicable Premium” means, with respect to a Note at any redemption date, the greater of:

(A)    1.0% of the principal amount of such Note; and

(B)    the excess of:

(1) the present value at such redemption date of (x) the redemption price of such Note at October 15, 2014 (such redemption price being described under “—Optional Redemption”) plus (y) all required interest payments due on such Note through October 15, 2014 computed using a discount rate equal to the Treasury Rate plus 0.5% per annum, over

(2) the principal amount of such Note.

“Treasury Rate” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) closest to the period from the redemption date to October 15, 2014; provided, however, that if the period from the redemption date to October 15, 2014 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of one year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the period from the redemption date to October 15, 2014 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

Optional Redemption upon Equity Offerings

At any time, or from time to time, on or prior to October 15, 2012, Del Monte Corporation may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem Notes in an aggregate principal amount equal to up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes but excluding the Exchange Notes) at a redemption price equal to 107.500% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon, if any, to the redemption date, except that installments of interest which are due and payable on dates falling on or prior to the applicable redemption date will be payable to the persons who were the Holders of record at the close of business on the relevant record dates; provided that Notes in aggregate principal amount equal to at least 65% of the principal amount of Notes (excluding any Additional Notes and also excluding the Exchange Notes) originally issued remains outstanding immediately after any such redemption. In order to effect a redemption of Notes as described in this paragraph with the proceeds of any Equity Offering, Del Monte Corporation will make such redemption not more than 150 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portions of Notes for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to applicable DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion will be issued in the name of the Holder upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions of Notes called for redemption as long as Del Monte Corporation has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Guarantee

The obligations of Del Monte Corporation pursuant to the Notes, including the repurchase obligation resulting from a Change of Control Triggering Event, have been unconditionally guaranteed on a subordinated basis by Holdings. The subordination provisions that are applicable to the Guarantee are substantially similar to the subordination provisions that will be applicable with respect to the Notes as described below under “—Subordination,” except that Holdings’ Guarantee will be subordinated in right of payment to all Guarantor Senior Debt of Holdings and will be a subordinated obligation of Holdings, while the Notes will be senior subordinated obligations of Del Monte Corporation. The Guarantee is (and any guarantee by any future Guarantor will be) limited in amount to an amount not to exceed the maximum amount that can be guaranteed by such Guarantor without rendering such Guarantee, as it relates to such Guarantor, void or voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or other similar laws affecting the rights of creditors generally.

Restricted Subsidiaries of Del Monte Corporation may be required to issue Guarantees of the Notes to the extent described below under “—Certain Covenants—Limitation on Guarantees by Domestic Restricted Subsidiaries.” As of the date of initial issuance of the outstanding notes, such notes were guaranteed by certain subsidiaries of Del Monte Corporation; however, such guarantees were released on January 21, 2010 pursuant to the terms of the Indenture. The outstanding notes are not, and the exchange notes as of their date of issuance are not anticipated to be, guaranteed by any subsidiaries of Del Monte Corporation.

The Indenture provides that, upon the release by the lenders under the Credit Agreement (including any future refinancings thereof) of all guarantees of any Guarantor of or relating to the Credit Agreement and all Indebtedness thereunder, such Guarantor shall be released from its obligations under its Guarantee; provided, however, that (a) any such release shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of or relating to the Credit Agreement (including any future refinancings thereof) and all Indebtedness thereunder shall also be released and (b) if any payment is made by Del Monte Corporation or any Guarantor to the lenders under the Credit Agreement in connection with any such release, a pro rata payment shall be made to the Holders based on the ratio of the outstanding principal amount of the Notes to the maximum amount which could be borrowed under the Credit Agreement.

In addition, the Indenture provides that the Guarantee of any Subsidiary Guarantor shall be released, without any further action required on the part of the Trustee or any Holder, (a) upon any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of Del Monte Corporation of all of Del Monte Corporation’s Capital Stock in such Subsidiary Guarantor; provided that such sale or disposition of such Capital Stock is otherwise in compliance with the terms of the Indenture or (b) upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture.

Pursuant to the Indenture, Holdings may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain Covenants—Merger, Consolidation and Sale of Assets;” provided, however, that if such other Person is not Del Monte Corporation, Holdings’ obligations under its Guarantee must be expressly assumed by such other Person.

The covenants in the Indenture generally apply to Del Monte Corporation and its Restricted Subsidiaries. The Indenture does not contain any covenants or similar provisions which would limit Holdings’ ability to incur Indebtedness or other obligations, to pay dividends or, except to the limited extent described below under “—Certain Covenants—Merger, Consolidation and Sale of Assets,” to engage in other transactions. In addition, the Events of Default in the Indenture do not include any events of bankruptcy or insolvency relating to Holdings, any failure by Holdings to pay Indebtedness or judgments when due, or the acceleration of Indebtedness of Holdings. The only material asset of Holdings is the stock of Del Monte Corporation. However, the Indenture does not contain any covenants which limit Holdings’ ability to acquire other assets. Accordingly, the Guarantee by Holdings may not provide any significant additional assurance of payment to the holders of the Notes.

Subordination

The payment of all Obligations on the Notes is subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations on or in respect of Senior Debt. Upon any payment or distribution of assets of Del Monte Corporation of any kind or character to creditors, whether in cash, property or securities, upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of assets of Del Monte Corporation or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to Del Monte Corporation or its property, whether voluntary or involuntary, all Obligations due or to become due upon all Senior Debt shall first be paid in full in cash or Cash Equivalents, or such payment duly provided for to the satisfaction of the holders of Senior Debt, before any payment or distribution of any kind or character is made on account of any Obligations on the Notes or for the acquisition of any of the Notes for cash or property or otherwise.

If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Designated Senior Debt, no payment of any kind or character shall be made by or on behalf of Del Monte Corporation or any other Person on its or their behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise.

In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Debt, as such event of default is defined in the instrument creating or evidencing such Designated Senior Debt, permitting the holders of such Designated Senior Debt then outstanding to accelerate the maturity thereof and if the Representative for the respective issue of Designated Senior Debt gives written notice of such event of default to the Trustee (a “Default Notice”), then, unless and until all such events of default have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for the respective issue of Designated Senior Debt terminating the Blockage Period (as defined below), during the 179 days after the delivery of such Default Notice (the “Blockage Period”), neither Del Monte Corporation nor any other Person on its behalf shall:

(x)    make any payment of any kind or character with respect to any Obligations on the Notes, or

(y)    acquire any of the Notes for cash or property or otherwise.

Notwithstanding anything in the Indenture to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the Notes was due and only one such Blockage Period may be commenced within any 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior Debt shall be, or be made, the basis for commencement of a second Blockage Period by the Representative of such Designated Senior Debt whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

The subordination provisions of the Indenture expressly provide that they do not limit the right of the Trustee or the Holders of Notes to accelerate the maturity of the Notes upon the occurrence of an Event of Default; provided that all Senior Debt thereafter due or declared to be due shall be first paid in full in cash or Cash Equivalents before the Holders are entitled to receive any payment of any kind or character with respect to the Notes.

By reason of such subordination, in the event of the insolvency of Del Monte Corporation, creditors of Del Monte Corporation who are not holders of Senior Debt, including the Holders of the Notes, may recover less, ratably, than holders of Senior Debt.

The obligations of each Guarantor under its Guarantee are subordinated in right of payment to the obligations of such Guarantor under its Guarantor Senior Debt (including any guarantees constituting Guarantor Senior Debt and any Guarantor Designated Senior Debt of such Guarantor) on terms substantially similar to those described above. By reason of such subordination, in the event of the insolvency of a Guarantor, creditors of such Guarantor who are not holders of its Guarantor Senior Debt, including Holders of the Notes, may recover less, ratably, than holders of its Guarantor Senior Debt.

On January 31, 2010, (i) Del Monte Corporation had approximately $719.9 million of Senior Debt outstanding, including Indebtedness under the Credit Agreement and swap obligations included in the definition of Senior Debt and (ii) Holdings did not have any Guarantor Senior Debt outstanding other than guarantees of Senior Debt of Del Monte Corporation, including guarantees of Indebtedness under the Credit Agreement.

Change of Control Triggering Event

The Indenture provides that upon the occurrence of a Change of Control Triggering Event, if Del Monte Corporation does not redeem all of the Notes as provided under the heading “—Redemption—Optional Redemption” above, Del Monte Corporation or Holdings shall make a “Change of Control Offer” and each Holder will have the right to require that Del Monte Corporation or Holdings, as applicable, purchase all or a portion of such Holder’s Notes pursuant to such Change of Control Offer, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Any Change of Control under the Notes will constitute an event of default under the Credit Agreement. Accordingly, upon a Change of Control, no payment will be made to holders of Notes unless the lenders under the Credit Agreement waive such event of default or all outstanding Indebtedness under the Credit Agreement is paid. See “—Subordination.” In addition, certain other changes of control that do not constitute a Change of Control Triggering Event under the Notes constitute defaults under the Credit Agreement. Future Senior Debt of Del Monte Corporation and future Guarantor Senior Debt of Holdings may also contain prohibitions against taking certain actions that would cause a Change of Control Triggering Event or require that such Senior Debt or Guarantor Senior Debt, as the case may be, be repaid or repurchased upon a Change of Control Triggering Event. The exercise by the Holders of their right to require Del Monte Corporation or Holdings to repurchase the Notes could cause a default under Senior Debt of Del Monte Corporation or Guarantor Senior Debt of Holdings even if the Change of Control Triggering Event itself does not cause a default, due to the financial effect of the repurchase on Del Monte Corporation or Holdings.

In the Indenture, Del Monte Corporation and Holdings covenant that, prior to the mailing of the notice referred to below, but in any event within 60 days following any Change of Control Triggering Event, they will:

(i) repay in full and terminate all commitments under all Indebtedness under the Credit Agreement, all other Senior Debt and all Guarantor Senior Debt of any Guarantor the terms of which require repayment upon a Change of Control Triggering Event or offer to repay in full and terminate all commitments under all Indebtedness under the Credit Agreement and all other such Senior Debt and Guarantor Senior Debt, and to repay the Indebtedness owed to each lender which has accepted such offer in full or

(ii) obtain the requisite consents under the Credit Agreement, all other Senior Debt, and all Guarantor Senior Debt to permit the repurchase of the Notes as provided below.

Del Monte Corporation and Holdings shall first comply with the covenant in the immediately preceding sentence before Del Monte Corporation shall be required to repurchase Notes pursuant to the provisions described below. The failure by Del Monte Corporation or Holdings to comply with the second preceding sentence shall constitute an Event of Default described in clause (iii) and not in clause (ii) under “—Events of Default” below.

Within 60 days following the date upon which the Change of Control Triggering Event occurred, unless Del Monte Corporation has mailed a notice with respect to a redemption described under the heading “—Redemption—Optional Redemption” above with respect to all the Notes, and subject to compliance by Del Monte Corporation and Holdings with the covenant in the second immediately preceding paragraph, Del Monte Corporation or Holdings must send, by first class mail, a notice to each Holder, with a copy to the Trustee and each Paying Agent, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law or permitted by the provisions of the second succeeding paragraph (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

Neither Del Monte Corporation nor Holdings will be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes a Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Del Monte Corporation or Holdings and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer at the price, including accrued and unpaid interest, if any, at the times and in the manner specified in the Indenture.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditioned upon the occurrence of such Change of Control Triggering Event, if a definitive agreement with respect to the Change of Control relating to such Change of Control Triggering Event is in place at the time of making the Change of Control Offer and the Change of Control Offer remains open for at least ten Business Days following the date of the Change of Control Triggering Event. Notes repurchased by Del Monte Corporation pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled, at the option of Del Monte Corporation. Notes purchased by a third party pursuant to the preceding paragraph will have the status of Notes issued and outstanding.

If a Change of Control Offer is made, there can be no assurance that Del Monte Corporation or Holdings will have available funds sufficient to pay the Change of Control Triggering Event purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event Del Monte Corporation or Holdings is required to purchase outstanding Notes pursuant to a Change of Control Offer, Del Monte Corporation or Holdings, as the case may be, expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that Del Monte Corporation or Holdings would be able to obtain that financing on favorable terms or at all.

Restrictions in the Indenture on the ability of Del Monte Corporation and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of Del Monte Corporation or Holdings, whether favored or opposed by the management of Del Monte Corporation or Holdings. Consummation of any of these transactions may require redemption or repurchase of the Notes, and there can be no assurance that Del Monte Corporation or Holdings or the acquiring party will have sufficient financial resources to effect that redemption or repurchase. The restrictions in the Indenture referred to above, as well as the restriction in the Indenture on transactions with Affiliates described below, may make more difficult or discourage any leveraged buyout of Del Monte Corporation or Holdings or any of its Subsidiaries by the management of Del Monte Corporation. While those restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

Del Monte Corporation or Holdings, as the case may be, will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” (including “Change of Control Triggering Event”) provisions of the Indenture, Del Monte Corporation or Holdings, as the case may be, shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” (including “Change of Control Triggering Event”) provisions of the Indenture by virtue thereof.

The Change of Control Triggering Event purchase feature is a result of negotiations between Del Monte Corporation and the initial purchasers. Management has no present intention to engage in a transaction that might cause a Change of Control Triggering Event, although it is possible that Del Monte Corporation or Holdings could decide to do so in the future. Subject to the limitations discussed below, Del Monte Corporation or Holdings could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not cause a Change of Control Triggering Event under the Indenture, but that could increase the amount of its indebtedness and the indebtedness of its subsidiaries outstanding at that time or otherwise affect Del Monte Corporation’s or Holdings’ capital structure or credit ratings.

Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain provisions that permit the Holders of the Notes to require that Del Monte Corporation or Holdings repurchase the Notes in the event of a takeover, recapitalization or similar transaction.

Termination of Certain Covenants

During any period beginning after the date of the Indenture in which the Notes have an Investment Grade Rating from both Rating Agencies and no Default or Event of Default has occurred and is continuing under the Indenture (a “Suspension Period”), Del Monte Corporation and the Restricted Subsidiaries of Del Monte Corporation will no longer be subject to the provisions of the Indenture described below under the following captions (the “Suspended Covenants”):

“—Certain Covenants—Limitation on Incurrence of Additional Indebtedness,”

“—Certain Covenants—Limitation on Restricted Payments,”

“—Certain Covenants—Limitation on Asset Sales,”

“—Certain Covenants—Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries,”

“—Certain Covenants—Limitation on Preferred Stock of Restricted Subsidiaries,”

“—Certain Covenants—Prohibition on Incurrence of Senior Subordinated Debt,”

clause (a)(ii) of “—Certain Covenants—Merger, Consolidation and Sale of Assets,” and

“—Certain Covenants—Limitations on Transactions with Affiliates.”

As a result of the foregoing, the Notes will be entitled to substantially reduced covenant protection during any Suspension Period.

If, during any Suspension Period, either of the Rating Agencies withdraws its ratings or downgrades the Notes so that the Notes fail to have an Investment Grade Rating from either Rating Agency or a Default or Event of Default occurs (a “Spring-back Date”), then Del Monte Corporation and the Restricted Subsidiaries of Del Monte Corporation will, following such Spring-back Date, again be subject to the Suspended Covenants. Restricted Payments made after any Spring-back Date will be calculated in accordance with the covenant described under “—Certain Covenants—Limitation on Restricted Payments” as though such covenant had been in effect during the entire period of time since the Issue Date. Notwithstanding the foregoing and any other provision of the Indenture, the Notes or the Guarantees, no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture, the Notes or the Guarantees with respect to the Suspended Covenants based on, and none of Del Monte Corporation, Holdings or any of the Subsidiaries of Del Monte Corporation shall bear any liability with respect to the Suspended Covenants for, (a) any actions taken or events occurring during a Suspension Period (including without limitation any agreements, Liens, Preferred Stock, obligations (including Indebtedness), or of any other facts or circumstances or obligations that were incurred or otherwise came into existence during a Suspension Period) or (b) any actions taken at any time pursuant to any contractual obligation entered into during a Suspension Period, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period.

Certain Covenants

The Indenture contains certain covenants, including, among others, those summarized below.

Limitation on Incurrence of Additional Indebtedness

Del Monte Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”), any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of, or as a consequence of, the incurrence of any such Indebtedness, Del Monte Corporation or its Restricted Subsidiaries may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof on a pro forma basis, the Consolidated Fixed Charge Coverage Ratio of Del Monte Corporation is greater than 2.0 to 1.0.

Limitation on Restricted Payments

Del Monte Corporation will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly,

(a)    declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of Del Monte Corporation or in options, warrants or other rights to purchase such Qualified Capital Stock) on or in respect of shares of Del Monte Corporation’s Capital Stock to holders of such Capital Stock,

(b)    purchase, redeem or otherwise acquire or retire for value any Capital Stock of Del Monte Corporation or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (in each case other than in exchange for Qualified Capital Stock of Del Monte Corporation or options, warrants or other rights to purchase such Qualified Capital Stock),

(c)    make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of Del Monte Corporation that is subordinate or junior in right of payment to the Notes or any Indebtedness of a Subsidiary Guarantor that is subordinate or junior in right of payment to a Guarantee, except the payment, purchase, defeasance, redemption, repurchase, retirement or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such payment, purchase, defeasance, redemption, repurchase, retirement or other acquisition, or

(d)    make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b), (c) and (d) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto,

(i)    a Default or an Event of Default shall have occurred and be continuing, or

(ii)    Del Monte Corporation is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness,” or

(iii)    the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date shall exceed the sum of:

(v)    50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of Del Monte Corporation earned subsequent to September 30, 2002 and on or prior to the date on which the Restricted Payment occurs or is to occur (the “Reference Date”) (treating such period as a single accounting period); plus

(w)    100% of the aggregate net cash proceeds received by Del Monte Corporation from any Person (other than a Subsidiary of Del Monte Corporation) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of

Del Monte Corporation (including by conversion of Indebtedness into Qualified Capital Stock) and 100% of the fair market value of non-cash consideration received in any such issuance and sale; (provided that, as further provided in clause (7) of the immediately succeeding paragraph, to the extent that Del Monte Corporation does not realize cash from the proceeds of the payment, sale or disposition of any such non-cash consideration, the only Restricted Payments which shall be permitted by reason of such non-cash consideration shall be Restricted Payments which are made in kind of the non-cash consideration so received); plus

(x)    without duplication of any amounts included in clause (iii) (w) above, 100% of the aggregate net cash proceeds of any equity contribution received by Del Monte Corporation subsequent to the Issue Date and on or prior to such Reference Date from a holder of Del Monte Corporation’s Capital Stock and 100% of the fair market value of non-cash consideration of any such equity contribution received by Del Monte Corporation from a holder of Del Monte Corporation’s Capital Stock; (provided that, as further provided in clause (7) of the immediately succeeding paragraph, to the extent that Del Monte Corporation does not realize cash from the proceeds of the payment, sale or disposition of any such non-cash consideration, the only Restricted Payments which shall be permitted by reason of such non-cash consideration shall be Restricted Payments which are made in kind of the non-cash consideration so received); plus

(y)    without duplication, the sum of

(1)    the aggregate amount returned in cash subsequent to the Issue Date on or with respect to Investments (other than Permitted Investments), whether through interest payments, principal payments, dividends or other distributions or payments;

(2)    the net cash proceeds received by Del Monte Corporation or any Restricted Subsidiary subsequent to the Issue Date from the disposition of all or any portion of Investments (other than Permitted Investments) (other than any disposition to a Subsidiary of Del Monte Corporation) and 100% of the fair market value of non-cash consideration received in any such disposition, (provided that, as further provided in clause (7) of the immediately succeeding paragraph, to the extent that Del Monte Corporation does not realize cash from the proceeds of the payment, sale or disposition of any such non-cash consideration, the only Restricted Payments which shall be permitted by reason of such non-cash consideration shall be Restricted Payments which are made in kind of the non-cash consideration so received); and

(3)    upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; plus

(z)    $125.0 million;

provided, however, that with respect to all Investments made in any Unrestricted Subsidiary or joint venture, the sum of (y) (1), (y) (2) and (y) (3) above with respect to such Investment shall not exceed the aggregate amount of all such Investments made subsequent to December 20, 2002 in such Unrestricted Subsidiary or joint venture.

As of January 31, 2010, the sum of the amounts described under clause (iii) was approximately $710 million. As of January 31, 2010, the amount available to be paid as additional dividends by Del Monte Corporation to Holdings under the most restrictive provision of the Credit Agreement and the indenture governing Del Monte Corporation’s outstanding 6 3/4% Senior Subordinated Notes due 2015 was approximately $370 million.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1)    the payment of any dividend or the consummation of any irrevocable redemption of debt that is subordinate to the Notes, within 60 days after the date of declaration of such dividend or the delivery of any irrevocable notice of redemption, as the case may be, if the dividend or redemption payment, as the case may be, would have been permitted on the date of declaration or the date of the notice of redemption, as the case may be;

(2)    the making of any Restricted Payment either:

(i)    solely in exchange for shares of Qualified Capital Stock of Del Monte Corporation or

(ii)    through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of Del Monte Corporation) of shares of Qualified Capital Stock of Del Monte Corporation;

(3)    the repurchase, redemption, defeasance or other acquisition or retirement of any Indebtedness of Del Monte Corporation that is subordinate or junior in right of payment to the Notes or any Indebtedness of any Subsidiary Guarantor that is subordinate or junior in right of payment to a Guarantee either:

(i)    in exchange for shares of Qualified Capital Stock of Del Monte Corporation or Refinancing Indebtedness of Del Monte Corporation or such Subsidiary Guarantor, as the case may be, or

(ii)    through the application of net proceeds of a substantially concurrent incurrence or sale, as the case may be, for cash (other than to a Subsidiary of Del Monte Corporation) of:

(A)    shares of Qualified Capital Stock of Del Monte Corporation or Holdings, provided that, in the case of Qualified Capital Stock of Holdings, Holdings contributes to the capital of Del Monte Corporation all or a portion of the net cash proceeds from the sale of such Qualified Capital Stock in at least the amount necessary to pay the aggregate acquisition cost of such Indebtedness, or

(B)    Refinancing Indebtedness;

(4)    so long as no Default or Event of Default shall have occurred and be continuing, payments for the purpose of and in an amount equal to the amount required to permit Holdings to redeem or repurchase Common Stock of Holdings or options in respect thereof from employees, officers or directors of Holdings or any of its Subsidiaries or their estates or authorized representatives upon the death, disability or termination of employment of such employees, officers or directors; provided that the aggregate price paid for all such redeemed or repurchased Common Stock may not exceed $15.0 million in any fiscal year; provided, further, that the amount available in any given fiscal year shall be increased by the excess, if any, of (i) $15.0 million over (ii) the amount used pursuant to this clause (4) in the immediately preceding two fiscal years; provided, further, that the amount available in any given fiscal year shall be increased in an amount not to exceed the cash proceeds from the issue or sale of Qualified Capital Stock to any such employees, officers or directors during such fiscal year to the extent proceeds from the issue or sale of such Qualified Capital Stock have not otherwise been applied to make Restricted Payments;

(5)    the making of distributions, loans or advances in an amount not to exceed $10.0 million per fiscal year sufficient to permit Holdings to pay the ordinary operating expenses of Holdings;

(6)    the payment of any amounts pursuant to the Tax Sharing Agreement;

(7)    in the event that Del Monte Corporation has not realized cash from the proceeds of the payment, sale or disposition of any non-cash consideration referred to in clauses (iii) (w), (iii) (x) and (iii) (y) (2) of the immediately preceding paragraph, Restricted Payments permitted by reason of such non-cash consideration; provided that such Restricted Payments may be made only in kind of the non-cash consideration so received;

(8)    the declaration and payment of dividends to holders of any class or series of Disqualified Capital Stock of Del Monte Corporation issued on or after the Issue Date in compliance with the covenant described under the caption “—Limitation on Incurrence of Additional Indebtedness;”

(9)    the payment of any dividend by a Restricted Subsidiary of Del Monte Corporation to the holders of its Common Stock on a pro rata basis; and

(10)    other Restricted Payments in an aggregate amount since the Issue Date not to exceed $75.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to December 20, 2002 in accordance with clause (d)(iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (4), (7), (8), (9), to the extent not paid to Del Monte Corporation or its Restricted Subsidiaries, and (10) shall be included in such calculation and amounts expended pursuant to clauses (2), (3), (5) and (6) shall be excluded from such calculation.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by Del Monte Corporation or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant for a Restricted Payment or any series of related Restricted Payments will be determined by (a) senior management of Del Monte Corporation if the value of the assets or securities transferred or issued in such Restricted Payment or series of related Restricted Payments is less than $20.0 million or (b) in all other cases, the Board of Directors of Del Monte Corporation.

Not later than the date of making any Restricted Payment, Del Monte Corporation shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon Del Monte Corporation’s or Holdings’ latest available internal quarterly financial statements. The Trustee shall have no duty or obligation to recalculate or otherwise verify the accuracy of the calculations set forth in any such Officers’ Certificate.

Limitation on Asset Sales

Del Monte Corporation will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i)    Del Monte Corporation or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale (including by way of relief from or by any Person assuming responsibility for any liabilities, contingent or otherwise) at least equal to the fair market value of the assets or Capital Stock issued or sold or otherwise disposed of (in each case as determined in good faith by Del Monte Corporation’s Board of Directors or, in the case of an Asset Sale or series of related Asset Sales having a fair market value of less than $50.0 million, senior management);

(ii)    at least 75% of the consideration received by Del Monte Corporation or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and shall be received at the time of such disposition; provided that

(A)    the amount of any liabilities (as shown on Del Monte Corporation’s or such Restricted Subsidiary’s most recent balance sheet) of Del Monte Corporation or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by the transferee of any such assets,

(B)    the fair market value of any marketable securities received by Del Monte Corporation or a Restricted Subsidiary in exchange for any such assets that are converted into cash within 180 days after such Asset Sale,

(C)    cash held in escrow as security for any purchase price settlement, for damages in respect of a breach of representations and warranties or covenants or for payment of other contingent obligations in connection with the Asset Sale, and

(D)    any Designated Noncash Consideration received by Del Monte Corporation or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, when taken together with all other Designated Noncash Consideration received pursuant to this clause (D) since the Issue Date that is at that time outstanding, not to exceed 10% of the Consolidated Net Tangible Assets of Del Monte Corporation based on its most recent available internal consolidated balance sheet at the time of the receipt of such Designated Noncash Consideration from such Asset Sale (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be cash for purposes of this provision; and provided further, that Del Monte Corporation and its Restricted Subsidiaries may make Asset Sales not exceeding $50.0 million in the aggregate in each year for non-cash consideration; and

(iii)    in the event and to the extent that the Net Cash Proceeds received by Del Monte Corporation or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Issue Date in any period of 12 consecutive months exceed 10% of Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which an internal consolidated balance sheet of Del Monte Corporation and its Subsidiaries has been prepared), then Del Monte Corporation shall or shall cause the relevant Restricted Subsidiary, within 360 days after the date Net Cash Proceeds so received exceed 10% of Consolidated Net Tangible Assets, to apply such excess Net Cash Proceeds:

(A)    to prepay, redeem or repurchase any (x) Senior Debt, (y) Guarantor Senior Debt or (z) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor, other than Indebtedness of such Restricted Subsidiary owed to Holdings, Del Monte Corporation or any of its Restricted Subsidiaries, and, in the case of any prepaid, redeemed or repurchased Senior Debt, Guarantor Senior Debt or Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility,

(B)    to make an investment (or enter into a definitive agreement committing to so invest within 360 days after the date of such agreement and to make such investment as provided in such agreement) in properties and assets that replace the properties and assets (including Capital Stock) that were the subject of such Asset Sale or in properties and assets that will be used in the business of Del Monte Corporation and its Restricted Subsidiaries as it exists on the date of such Asset Sale or in businesses that are the same as such business of Del Monte Corporation and its Restricted Subsidiaries on the date of such Asset Sale or similar or reasonably related thereto, or

(C)    a combination of prepayment and investment permitted by the foregoing clauses (iii) (A) and (iii) (B).

Pending the final application of such Net Cash Proceeds, Del Monte Corporation or any Restricted Subsidiary may temporarily reduce borrowings under the Credit Agreement or any other revolving credit facility, if any, or otherwise invest such Net Cash Proceeds in Cash Equivalents, in each case in a manner not prohibited by the Indenture. Subject to the last sentence of this paragraph, on the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of Del Monte Corporation or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clause (iii) (A), (iii) (B) or (iii) (C) of the second preceding sentence (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied (or committed to be applied pursuant to a definitive agreement as described above) on or before such Net Proceeds Offer Trigger Date as permitted in clauses (iii) (A), (iii) (B) and (iii) (C) of the second preceding sentence (each a “Net Proceeds Offer Amount”) shall be applied by Del Monte Corporation or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and, if required by the terms of any other Indebtedness of Del Monte Corporation ranking pari passu with the Notes in right of payment and which has similar provisions requiring Del Monte Corporation either to make an offer to repurchase or to otherwise repurchase, redeem or repay such Indebtedness with the proceeds from Asset Sales (the “Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis (in proportion to the respective principal amounts or accreted value, as the case may be, of the Notes and any such Pari Passu Indebtedness) an aggregate principal amount of Notes (plus, if applicable, an aggregate principal amount or accreted value, as the case may be, of Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes (or 100% of the principal amount or accreted value, as the case may be, of such Pari Passu Indebtedness), plus accrued and unpaid interest thereon, if any, to the Net Proceeds Offer Payment Date; provided, however, that if at any time any non-cash consideration (including any Designated Noncash Consideration) received by Del Monte Corporation or any Restricted Subsidiary of Del

Monte Corporation, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. Del Monte Corporation may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $30.0 million resulting from one or more Asset Sales (at which time the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $30.0 million, shall be applied as required pursuant to this paragraph, and in which case the Net Proceeds Offer Trigger Date shall be deemed to be the earliest date that the Net Proceeds Offer Amount is equal to or in excess of $30.0 million).

In the event of the transfer of substantially all (but not all) of the property and assets of Del Monte Corporation and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under the covenant described under “—Merger, Consolidation and Sale of Assets,” the successor corporation shall be deemed to have sold the properties and assets of Del Monte Corporation and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of Del Monte Corporation or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent that the aggregate principal amount of Notes (plus, if applicable, the aggregate principal amount or accreted value, as the case may be, of Pari Passu Indebtedness) validly tendered by the Holders thereof and not withdrawn exceeds the Net Proceeds Offer Amount, Notes of tendering Holders (and, if applicable, Pari Passu Indebtedness tendered by the holders thereof) will be purchased on a pro rata basis (based on the principal amount of the Notes and, if applicable, the principal amount or accreted value, as the case may be, of any such Pari Passu Indebtedness tendered and not withdrawn). To the extent that the aggregate amount of the Notes (plus, if applicable, the aggregate principal amount or accreted value, as the case may be, of any Pari Passu Indebtedness) tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, Del Monte Corporation may use such excess Net Proceeds Offer Amount for general corporate purposes or for any other purpose not prohibited by the Indenture. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero. A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law.

Del Monte Corporation or the applicable Restricted Subsidiary, as the case may be, will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, Del Monte Corporation or such Restricted Subsidiary shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

Notwithstanding the foregoing, Del Monte Corporation and its Restricted Subsidiaries will be permitted to consummate an Asset Swap if:

(i)    at the time of entering into such Asset Swap or immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof, and

(ii)    in the event that such Asset Swap involves an aggregate amount in excess of $30.0 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of Del Monte Corporation.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

Del Monte Corporation will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of Del Monte Corporation to:

(a)    pay dividends or make any other distributions on or in respect of its Capital Stock to Del Monte Corporation or a Restricted Subsidiary;

(b)    make loans or advances or to pay any Indebtedness or other obligation owed to Del Monte Corporation or any other Restricted Subsidiary of Del Monte Corporation; or

(c)    transfer any of its property or assets to Del Monte Corporation or any other Restricted Subsidiary of Del Monte Corporation.

The preceding provisions will not apply to encumbrances or restrictions existing under or by reason of:

(1)    applicable law, rule, regulation or order (including agreements with regulatory authorities);

(2)    the Indenture, including any Guarantee;

(3)    customary net worth, restrictions on cash or other deposits and non-assignment provisions of any lease, license or other contract;

(4)    any agreement or other instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(5)    any agreement or other instrument of a Person acquired by Del Monte Corporation or a Restricted Subsidiary in existence at the time of such acquisition, but not created in contemplation thereof, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the property or assets of the Person so acquired, so long as the agreement containing the restriction does not violate any other provision of the Indenture;

(6)    agreements existing on the Issue Date (including, without limitation, the Credit Agreement) to the extent and in the manner such agreements are in effect on the Issue Date;

(7)    secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenants described under “—Limitation on Incurrence of Additional Indebtedness” above and “—Limitation on Liens” below that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8)    Purchase Money Indebtedness for property acquired in the ordinary course of business that imposes encumbrances or restrictions of the nature described in clause (c) above;

(9)    customary restrictions with respect to a Restricted Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the assets or Capital Stock of such Restricted Subsidiary;

(10)    customary provisions in joint venture agreements and other similar agreements relating solely to the securities, assets and revenues of such joint venture or other business venture;

(11)    an agreement governing Indebtedness permitted pursuant to the covenant described under “—Limitation on Incurrence of Additional Indebtedness” if either (A) (i) the Board of Directors of Del Monte Corporation in its reasonable and good faith judgment determines at the time such Indebtedness is incurred that any such encumbrance or restriction will not affect the ability of Del Monte Corporation to make principal or interest payments on the Notes and any other Indebtedness that is an obligation of Del Monte Corporation and (ii) the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings or agreements (as determined by the Board of Directors of Del Monte Corporation in its reasonable and good faith judgment) or (B) such Indebtedness is incurred by a Subsidiary of Del Monte Corporation that is a foreign Subsidiary;

(12)    an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4), (5), (6) or (11) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are not, in the aggregate, materially less favorable, taken as a whole, to Del Monte Corporation as determined by the Board of Directors of Del Monte Corporation in its reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4), (5), (6) or (11); and

(13)    Standard Securitization Undertakings relating to a Receivables Subsidiary or Special Purpose Vehicle.

Limitation on Preferred Stock of Restricted Subsidiaries

Del Monte Corporation will not permit any of its Restricted Subsidiaries (other than a Receivables Subsidiary or a Special Purpose Vehicle) to issue any Preferred Stock (other than to Del Monte Corporation or to a Wholly Owned Restricted Subsidiary of Del Monte Corporation) or permit any Person (other than Del Monte Corporation or a Wholly Owned Restricted Subsidiary of Del Monte Corporation) to own any Preferred Stock of any Restricted Subsidiary of Del Monte Corporation (other than a Receivables Subsidiary or a Special Purpose Vehicle).

Limitation on Liens

Del Monte Corporation will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of Del Monte Corporation or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom for purposes of security unless:

(i)    in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds or such right to receive income or profits, as the case may be, that is senior in priority to such Liens; and

(ii)    in all other cases, the Notes are equally and ratably secured;

provided, however, that the preceding provisions will not apply to the following Liens:

(A)    Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(B)    Liens securing Senior Debt, Guarantor Senior Debt or any guarantees of Senior Debt by any Subsidiary Guarantor;

(C)    Liens securing the Notes;

(D)    Liens of Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation on assets of any Restricted Subsidiary of Del Monte Corporation;

(E)    Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens

(1)    are not materially less favorable to the Holders and are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and

(2)    do not extend to or cover any property or assets of Del Monte Corporation or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(F)    Liens securing other Indebtedness or other obligations as long as the amount of outstanding Indebtedness or other obligations secured by such Liens do not exceed at any one time outstanding the greater of (i) $25.0 million and (ii) 5% of Consolidated EBITDA of Del Monte Corporation for the most recently ended Four Quarter Period for which internal financial statements are available; and

(G)    Permitted Liens.

Prohibition on Incurrence of Senior Subordinated Debt

Del Monte Corporation will not incur or suffer to exist any Indebtedness that is senior in right of payment to the Notes and subordinate in right of payment to any other Indebtedness of Del Monte Corporation. Del Monte Corporation will not cause or permit any Subsidiary Guarantor to incur or suffer to exist any Indebtedness (including any guarantee) that is senior in right of payment to the Guarantee of such Subsidiary Guarantor and subordinate in right of payment to any other Indebtedness (including any other guarantee) of such Subsidiary Guarantor.

Merger, Consolidation and Sale of Assets

(a)    Del Monte Corporation will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of Del Monte Corporation to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of Del Monte Corporation’s assets (determined on a consolidated basis for Del Monte Corporation and its Restricted Subsidiaries), whether as an entirety or substantially as an entirety, to any Person unless:

(i)    either:

(1)    Del Monte Corporation shall be the surviving or continuing corporation or

(2)    the Person (if other than Del Monte Corporation) formed by such consolidation or into which Del Monte Corporation is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of Del Monte Corporation and its Restricted Subsidiaries as an entirety or substantially as an entirety (the “Surviving Entity”)

(x)    shall be a corporation organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and

(y)    shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of and premium, if any, and interest (including, without limitation, any Additional Interest) on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of Del Monte Corporation to be performed or observed;

(ii)    immediately after giving pro forma effect to such transaction or series of transactions and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), (a) Del Monte Corporation or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under “—Limitation on Incurrence of Additional Indebtedness,” or (b) the Consolidated Fixed Charge Coverage Ratio of the Surviving Entity shall not be less than the Consolidated Fixed Charge Coverage Ratio of Del Monte Corporation and its Restricted Subsidiaries immediately prior to such transaction or series of transactions; provided, however, that this clause (ii) shall no longer be applicable during any Suspension Period;

(iii)    immediately after giving effect to such transaction or series of transactions and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any

Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(iv)    Del Monte Corporation or such Surviving Entity, as the case may be, shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding the foregoing, the merger of Del Monte Corporation with an Affiliate incorporated solely for the purpose of reincorporating Del Monte Corporation in another jurisdiction shall be permitted without regard to clause (ii) of the immediately preceding paragraph. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of Del Monte Corporation the Capital Stock of which constitutes all or substantially all of the properties and assets of Del Monte Corporation, shall be deemed to be the transfer of all or substantially all of the properties and assets of Del Monte Corporation.

The Indenture provides that upon any consolidation or merger of Del Monte Corporation or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of Del Monte Corporation in accordance with the foregoing in which Del Monte Corporation is not the continuing corporation, the successor Person formed by such consolidation or into which Del Monte Corporation is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, Del Monte Corporation under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as such; provided, however, that Del Monte Corporation shall not be released from its obligations under the Indenture or the Notes in the case of a lease.

(b)    Holdings will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of Holdings to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of Holdings’ assets (determined on a consolidated basis for Holdings and its Subsidiaries), whether as an entirety or substantially as an entirety, to any Person unless:

(i)    either:

(1)    Holdings shall be the surviving or continuing corporation, or

(2)    the Person (if other than Holdings) formed by such consolidation or into which Holdings is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of Holdings as an entirety or substantially as an entirety (the “Surviving Parent Entity”)

(x)    shall be a corporation organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and

(y)    shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the obligations of Holdings of the due and punctual payment of the principal of and premium, if any, and interest (including, without limitation, any Additional Interest) on the Notes and all of Holdings’ obligations under the Indenture, including its Guarantee;

(ii)    Holdings or such Surviving Parent Entity, as the case may be, shall not, immediately after giving effect to such transaction or series of transactions, be in default in the performance of any covenants or obligations of Holdings or Surviving Parent Entity under the Indenture, including its Guarantee; and

(iii)    Holdings or such Surviving Parent Entity, as the case may be, shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of Holdings, the Capital Stock of which constitutes all or substantially all of the properties and assets of Holdings, shall be deemed to be the transfer of all or substantially all of the properties and assets of Holdings.

Notwithstanding the foregoing, the merger of Holdings with and into Del Monte Corporation shall be permitted without regard to compliance with the covenant described in the second preceding paragraph; provided that such merger shall be permitted pursuant to and shall comply with the provisions of clause (a) of this covenant.

The Indenture provides that upon any consolidation or merger of Holdings or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of Holdings in accordance with the foregoing in which Holdings is not the continuing corporation, the successor Person formed by such consolidation or into which Holdings is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, Holdings under the Indenture, including its Guarantee, with the same effect as if such Surviving Parent Entity had been named as such; provided, however, that Holdings shall not be released from its obligations under the Indenture, including its Guarantee, in the case of a lease.

(c)    Each Subsidiary Guarantor (other than any Subsidiary Guarantor whose Guarantee is to be released in accordance with the terms of the Indenture) will not, and Del Monte Corporation will not cause or permit any Subsidiary Guarantor (other than any Subsidiary Guarantor whose Guarantee is to be released in accordance with the terms of the Indenture) to, in a single transaction or series of related transactions, consolidate or merge with or into any Person other than Del Monte Corporation or any other Subsidiary Guarantor unless:

(i)    the entity formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(ii)    such entity assumes by supplemental indenture all of the obligations of the Subsidiary Guarantor on its Guarantee;

(iii)    immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(iv)    immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, Del Monte Corporation could satisfy the provisions of clause (a)(ii) of this covenant.

Limitations on Transactions with Affiliates

(a)    Del Monte Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than

(x)    Affiliate Transactions permitted under paragraph (b) below, and

(y)    Affiliate Transactions on terms that are no less favorable to Del Monte Corporation or the relevant Restricted Subsidiary than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of Del Monte Corporation or such Restricted Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are part of a common plan) involving aggregate payments or other property with a fair market value in excess of $25.0 million shall be approved by the Board of Directors of Del Monte Corporation or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value or payments to an Affiliate, as the case may be, of more than $75.0 million, Del Monte Corporation or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to Del Monte Corporation or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

(b)    The restrictions set forth in clause (a) shall not apply to:

(i)    reasonable fees and compensation paid to (including issuances and grant of securities and stock options, employment agreements and stock option and ownership plans for the benefit of), and indemnity provided on behalf of, officers, directors, employees or consultants of Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation as determined in good faith by Del Monte Corporation’s Board of Directors or senior management;

(ii)    transactions between or among Del Monte Corporation and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided that such transactions are not otherwise prohibited by the Indenture;

(iii)    any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto or any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders, as determined in good faith by Del Monte Corporation’s Board of Directors, in any material respect than the original agreement as in effect on the Issue Date);

(iv)    (x) Restricted Payments that are permitted under the provisions of the Indenture described above under “—Limitation on Restricted Payments” and (y) Permitted Investments in Affiliates of Del Monte Corporation that are Affiliates solely because Del Monte Corporation, directly or indirectly, owns Capital Stock of, or controls, such Person;

(v)    the issuance of Qualified Capital Stock of Del Monte Corporation or any Restricted Subsidiary;

(vi)    loans or advances to employees and officers of Del Monte Corporation and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $15.0 million at any one time outstanding;

(vii)    transactions permitted by, and complying with, the provisions of the covenants described under “—Merger, Consolidation and Sale of Assets;”

(viii)    transactions with suppliers or other purchasers or sales of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture which are fair to Del Monte Corporation in the good faith determination of the Board of Directors of Del Monte Corporation or the senior management thereof and on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(ix)    any reasonable and customary directors’ fees, indemnification and similar arrangements, consulting fees, employee salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of Del Monte corporation or a Restricted Subsidiary; and

(x)    Qualified Receivables Transactions.

Limitation on Guarantees by Domestic Restricted Subsidiaries

Del Monte Corporation will not permit any of its domestic Restricted Subsidiaries that are not Subsidiary Guarantors, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of Del Monte Corporation or any other Restricted Subsidiary (other than Permitted Indebtedness of a Restricted Subsidiary), unless, in any such case, such Restricted Subsidiary simultaneously executes and delivers to the Trustee a supplemental indenture to the Indenture, providing a Guarantee of such Restricted Subsidiary substantially similar to the Guarantee of the Subsidiary Guarantors described above under “—Guarantee,” which Guarantee shall be a senior subordinated obligation of such Restricted Subsidiary and shall be subordinated in right of payment to all Guarantor Senior Debt of such Restricted Subsidiary on terms substantially similar to those described under “—Subordination.” Neither Del Monte Corporation nor any such Restricted Subsidiary shall be required to make a notation on the Notes to reflect any such subsequent Guarantee. Nothing contained in this paragraph shall be construed to permit any Restricted Subsidiary of Del Monte Corporation to incur Indebtedness otherwise prohibited by the Indenture or the Credit Agreement.

Each Guarantee of a Restricted Subsidiary will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by such Restricted Subsidiary without rendering such Guarantee, as it relates to such Restricted Subsidiary, void or voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or other similar laws affecting the rights of creditors generally.

Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

(i)    the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the second preceding paragraph; or

(ii)    any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of Del Monte Corporation of all of Del Monte Corporation’s Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that

(a)    such sale or disposition of such Capital Stock is otherwise in compliance with the terms of the Indenture, and

(b)    such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

Reports to Holders

The Indenture provides that so long as the Notes are outstanding Del Monte Corporation will deliver to the Trustee within 15 days after the filing of the same with the SEC, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which Del Monte Corporation is required to file with the SEC, pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that Del Monte Corporation may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as the Notes are outstanding Del Monte Corporation will file with the SEC, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. For purposes of the foregoing provisions of this paragraph, so long as:

(1)    Holdings owns all of the issued and outstanding Capital Stock of Del Monte Corporation;

(2)    the aggregate amount of all Investments made by Holdings in any Persons other than Del Monte Corporation and its Restricted Subsidiaries does not in the aggregate exceed $15.0 million at any time outstanding; and

(3)    Del Monte Corporation is not required to file separate reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act;

the filing and delivery of reports, information or documents which Holdings is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act in accordance with the foregoing provisions of this paragraph will satisfy Del Monte Corporation’s obligations under this paragraph. To the extent permitted by Section 314(a) of the Trust Indenture Act, each of Del Monte Corporation and Holdings, as the case may be, will be deemed to have provided such reports to the Trustee if it has filed such reports with the SEC via the Edgar filing system (or any electronic filing system that is a successor thereto). Del Monte Corporation will also comply with the other provisions of Section 314(a) of the Trust Indenture Act.

Rule 144A Information

The Indenture provides that, if and to the extent required to permit resales or other transfers of the Notes to be made pursuant to Rule 144A of the Securities Act (“Rule 144A”), Del Monte Corporation will prepare and will furnish to any Holder of Notes, any beneficial owner of Notes (including, without limitation, any owner of a beneficial interest in a global Note) and any prospective purchaser or other prospective transferee of Notes designated by a Holder or beneficial owner of Notes, promptly upon request and at the expense of Del Monte Corporation, the financial statements and other information specified in Rule 144A (d) (4) (or any successor provision thereto).

Under interpretations of the SEC, Del Monte Corporation is not currently required to provide the information described in the foregoing paragraph. Instead the SEC has taken the position that, because the Notes are guaranteed by Holdings, the informational requirements of Rule 144A are deemed to have been satisfied by Holdings’ filing with the SEC of the annual and quarterly reports and other information required by Sections 13 or 15(d) of the Exchange Act.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(i)    the failure to pay interest (including, without limitation, any Additional Interest) on any Note when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); or

(ii)    the failure to pay the principal on any Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); or

(iii)    a default by Del Monte Corporation, Holdings or any Subsidiary Guarantor in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after written notice specifying the default (and demanding that such default be remedied) is received by Del Monte Corporation from the Trustee or by Del Monte Corporation and the Trustee from the Holders of at least 25% of the outstanding principal amount of the Notes; or

(iv)    the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness for borrowed money of Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation or the acceleration of the final stated maturity of any such Indebtedness, in either case, if the aggregate principal amount of such Indebtedness, together with the aggregate principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $50.0 million or more at any time; or

(v)    one or more judgments for the payment of money in an aggregate amount in excess of $50.0 million (to the extent not covered by insurance) shall have been rendered against Del Monte Corporation or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

(vi)    the failure of a Guarantee of the Notes given by a Guarantor to be in full force and effect (except if such Guarantee shall have been released and discharged pursuant to the terms of the Indenture) or the denial or disaffirmation of such obligations by a Guarantor; or

(vii)    certain events of bankruptcy affecting Del Monte Corporation or any of its Significant Subsidiaries.

If an Event of Default (other than an Event of Default specified in clause (vii) above with respect to Del Monte Corporation) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued and unpaid interest on all the Notes to be due and payable by notice in writing to Del Monte Corporation and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same

(i)    shall become immediately due and payable; or

(ii)    if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or five Business Days after receipt by Del Monte Corporation and the Representative under the Credit Agreement of such Acceleration Notice, but only if such Event of Default is then continuing.

If an Event of Default specified in clause (vii) above with respect to Del Monte Corporation occurs and is continuing, then all unpaid principal of and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

If an Event of Default specified in clause (iv) above has occurred and is continuing, such Event of Default shall be automatically annulled if the payment default triggering such Event of Default pursuant to clause (iv) above shall be remedied or cured by Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation or waived by the holders of the relevant Indebtedness within 60 days of its occurrence and all other Events of Default, if any, under the Indenture have been cured or waived.

The Indenture provides that, at any time after the delivery of an Acceleration Notice with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the outstanding Notes may, on behalf of the Holders of all of the Notes, rescind and cancel such declaration and its consequences:

(i)    if the rescission would not conflict with any judgment or decree;

(ii)    if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(iii)    to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal which has become due otherwise than by such declaration of acceleration has been paid;

(iv)    if Del Monte Corporation has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and any other amounts due the Trustee under the Indenture; and

(v)    in the event of the cure or waiver of an Event of Default of the type described in clause (vii) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the outstanding Notes may waive any existing Default or Event of Default under the Indenture and its consequences, except a default in the payment of the principal of or interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the Trust Indenture Act. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee indemnity reasonably satisfactory to it. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, Del Monte Corporation is required to provide an Officers’ Certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee or stockholder of Del Monte Corporation, as such, shall have any liability for any obligations of Del Monte Corporation under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The foregoing provisions do not relate to the liability of Holdings as a Guarantor.

Legal Defeasance and Covenant Defeasance

Del Monte Corporation may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that Del Monte Corporation shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all of its other obligations under the Notes and the Indentures, and the Holders of the Notes shall cease to be subject to the rights of any holder of Senior Debt under the subordination provisions of the Indenture, provided that the following provisions of the Indenture shall survive unless otherwise terminated pursuant to the Indenture:

(i)    the rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due;

(ii)    Del Monte Corporation’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(iii)    the rights, powers, trust, duties and immunities of the Trustee and Del Monte Corporation’s obligations in connection therewith; and

(iv)    the Legal Defeasance provisions of the Indenture.

In addition, Del Monte Corporation may, at its option and at any time, elect to have the obligations of Del Monte Corporation released with respect to the covenants in the Indenture described above under “—Change of Control Triggering Event” and “—Certain Covenants” (other than the covenant appearing under “—Reports to Holders”) (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, the events described in clauses (iii), (iv) and (v) of the first paragraph under “—Events of Default” above will no longer constitute Events of Default with respect to the Notes, and the Holders of Notes shall cease to be subject to the rights of any holder of Senior Debt under the subordination provisions of the Indenture.

In order to exercise either Legal Defeasance or Covenant Defeasance,

(i)    Del Monte Corporation must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(ii)    in the case of Legal Defeasance, Del Monte Corporation shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that

(A)    Del Monte Corporation has received from, or there has been published by, the Internal Revenue Service a ruling or

(B)    since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii)    in the case of Covenant Defeasance, Del Monte Corporation shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv)    no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default arising under clause (iii) of the definition of that term and resulting solely from the incurrence of Indebtedness the proceeds of which will be used to defease the Notes concurrently with such incurrence) or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (it being understood that this condition shall not be satisfied and such Legal Defeasance or Covenant Defeasance, as the case may be, shall not be effective until expiration of such 91 day period);

(v)    such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which Del Monte Corporation or any of its Subsidiaries is a party or by which Del Monte Corporation or any of its Subsidiaries is bound;

(vi)    Del Monte Corporation shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by Del Monte Corporation with the intent of preferring the Holders over any other creditors of Del Monte Corporation or with the intent of defeating, hindering, delaying or defrauding any other creditors of Del Monte Corporation or others;

(vii)    Del Monte Corporation shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(viii)    Del Monte Corporation shall have delivered to the Trustee an Opinion of Counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture, and (B) assuming no intervening bankruptcy of Del Monte Corporation between the date of deposit and the 91st day following the deposit and that no Holder is an insider of Del Monte Corporation, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(ix)    if the cash or U.S. Government Obligations or combination thereof, as the case may be, deposited under subparagraph (i) above are sufficient to pay the principal of, premium, if any, and interest on the Notes provided the Notes are redeemed on a particular redemption date, Del Monte Corporation shall have given the Trustee irrevocable instructions to redeem the Notes on that redemption date and to provide notice of that redemption to Holders as provided in the Indenture; and

(x)    certain other customary conditions precedent are satisfied.

If Del Monte Corporation effects Covenant Defeasance and the Notes are declared due and payable because of the occurrence of an Event of Default (other than an Event of Default which has ceased to be applicable because of such Covenant Defeasance or resulting from breach of a covenant as to which there has been Covenant Defeasance), the amount of cash and U.S. Government Obligations deposited to effect Covenant Defeasance may not be sufficient to pay amounts due on the Notes at the time of any acceleration resulting from that Event of Default. However, Del Monte Corporation would remain liable to make payment of those amounts due at the time of acceleration.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when either:

(a)    all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by Del Monte Corporation and thereafter repaid to Del Monte Corporation as provided in the Indenture) have been delivered to the Registrar for cancellation, and

(i)    Del Monte Corporation has paid all sums payable under the Indenture by Del Monte Corporation, and

(ii)    Del Monte Corporation has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; or

(b)    Del Monte Corporation shall have given notice of redemption of all of the Notes or all of the Notes shall have otherwise become due and payable, and

(i)    Del Monte Corporation has irrevocably deposited or caused to be deposited with the Trustee or another trustee funds in an amount sufficient to pay the principal of, premium, if any, and interest on the outstanding Notes to maturity or redemption, as the case may be, together with irrevocable instructions from Del Monte Corporation directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be (and, upon such deposit and the satisfaction of the other conditions precedent set forth in this subparagraph (b), the funds so deposited shall not be subject to the rights of holders of Senior Debt pursuant to the subordination provisions of the Indenture);

(ii)    no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of or default under any other instrument to which Del Monte Corporation is a party or by which it is bound;

(iii)    Del Monte Corporation has paid all other sums payable under the Indenture by Del Monte Corporation; and

(iv)    Del Monte Corporation has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, Del Monte Corporation and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes. These specified purposes include the following:

(1)    to cure ambiguities, correct inconsistencies and add other provisions with respect to matters or questions arising under the Indenture, provided such actions do not adversely affect the interests of the Holders in any material respect;

(2)    to comply with the provisions described above under “—Certain Covenants—Merger, Consolidation and Sale of Assets;”

(3)    to provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)    to comply with any requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(5)    to make any change that would provide any additional benefit or rights to the Holders;

(6)    to provide for the issuance of the Exchange Notes;

(7)    to add a Guarantor;

(8)    to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

(9)    to secure the Notes;

(10)    to add to the covenants of Del Monte Corporation or any Guarantor for the benefit of the Holders or to surrender any right or power conferred upon Del Monte Corporation or any Guarantor;

(11)    to make any other change that does not, in the good faith judgment of the Board of Directors of Del Monte Corporation, adversely affect in any material respect the rights of Holders under the Indenture; and

(12)    to conform the Indenture or the Notes to this “Description of the Notes;”

provided that Del Monte Corporation has delivered to the Trustee an Opinion of Counsel stating that such amendment or supplement complies with the applicable provisions of the Indenture.

Other modifications and amendments of the Indenture may be made, and compliance by the Del Monte Corporation with any provision of the Indenture or the Notes may be waived, with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(i)    reduce the amount of Notes whose Holders must consent to an amendment or waiver, including the waiver of Defaults or Events of Default, or to a rescission and cancellation of a declaration of acceleration of the Notes;

(ii)    reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest and Additional Interest, if any, on any Notes;

(iii)    reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption, or reduce the redemption price therefor;

(iv)    make any Notes payable in money other than that stated in the Notes;

(v)    make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment;

(vi)    change the price payable by Del Monte Corporation for Notes repurchased pursuant to the provisions described above under “—Change of Control Triggering Event” and “—Certain Covenants— Limitation on Asset Sales” or after the occurrence of a Change of Control Triggering Event, modify or change in any material respect the obligation of Del Monte Corporation or Holdings to make and consummate a Change of Control Offer or modify any of the provisions or definitions with respect thereto; or

(vii)    waive a default in the payment of principal of or interest on any Note; provided that this clause (vii) shall not limit the right of the Holders of a majority in aggregate principal amount of the outstanding Notes to rescind and cancel a declaration of acceleration of the Notes following delivery of an Acceleration Notice as described above under “—Events of Default.”

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the Holders of the notes will require the consent of the Holders of at least 75% in aggregate principal amount of notes then outstanding.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

The Indenture and the provisions of the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of Del Monte Corporation, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

DTC will act as securities depository for the Notes. The exchange notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered exchange note certificates will be issued in the aggregate principal amount of the exchange notes, and will be deposited with DTC.

DMC understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants (“direct participants”) and facilitate the clearance and settlement of securities transactions between direct participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

The ownership interest of each actual purchaser of Notes (each, a “beneficial owner”) is recorded on the direct and indirect participants’ records. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Notes, except as described below.

The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Notices and other communications from DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent with respect to Notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to issuers as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, distributions, and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detailed information from an issuer, on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DMC or DTC or its nominee or agent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

DTC may discontinue providing its services as depository with respect to the Notes at any time by giving us notice that it is unwilling or unable to continue as depository for the Notes, or if DTC ceases to be registered or in good standing under the Exchange Act or other applicable statute or regulation. In the event that a successor depository is not obtained within 90 days, Note certificates are generally required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered. The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

Set forth below is a summary of some of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all of those terms, as well as other terms used in this “Description of the Notes” for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of Del Monte Corporation or at the time it merges or consolidates with or into Del Monte Corporation or any of its Restricted Subsidiaries or assumed by Del Monte Corporation or any of its Restricted Subsidiaries in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of Del Monte Corporation or such acquisition, merger or consolidation.

“Additional Interest” means additional interest, if any, which may be payable on the Notes as described in the Registration Rights Agreement.

“Additional Notes” means Notes, if any, issued under the Indenture after the Issue Date, other than Exchange Notes.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Asset Acquisition” means:

(a)    an Investment by Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation in any other Person pursuant to which such Person shall become a Restricted Subsidiary of Del Monte Corporation, or shall be merged or consolidated with or into Del Monte Corporation or

(b)    the acquisition by Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation of the assets of any Person (other than a Restricted Subsidiary of Del Monte Corporation)

which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by Del Monte Corporation or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation of:

(a)    any Capital Stock of any Restricted Subsidiary of Del Monte Corporation; or

(b)    any other property or assets of Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation other than in the ordinary course of business;

provided, however, that Asset Sales shall not include:

(i)    a transaction or series of related transactions for which Del Monte Corporation or its Restricted Subsidiaries receive aggregate consideration of less than $10.0 million;

(ii)    the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of Del Monte Corporation as permitted under “—Certain Covenants—Merger, Consolidation and Sale of Assets;”

(iii)    the grant of Liens permitted by the covenant described under “—Certain Covenants—Limitation on Liens” above;

(iv)    the sale or transfer of Receivables Program Assets in connection with a Qualified Receivables Transaction;

(v)    the sale or transfer of certain assets identified in a schedule to the Indenture as being held for disposition;

(vi)    the surrender or waiver of contractual rights or the settlement, release or surrender of contract, tort or other claims of any kind; and

(vii)    Restricted Payments or Permitted Investments otherwise permitted by the Indenture.

“Asset Swap” means the execution of a definitive agreement, subject only to customary closing conditions that Del Monte Corporation in good faith believes will be satisfied, for a substantially concurrent purchase and sale, or exchange, of assets (of a kind used or usable by Del Monte Corporation and its Restricted Subsidiaries in their business as it exists on the date thereof, or in businesses that are the same as such business of Del Monte Corporation and its Restricted Subsidiaries on the date thereof or similar or reasonably related thereto) between Del Monte Corporation or any of its Restricted Subsidiaries and another Person or group of affiliated Persons; provided, however, that any amendment to or waiver of any closing condition that individually or in the aggregate is material to the Asset Swap shall be deemed to be a new Asset Swap.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Borrowing Base” means as of any date, an amount, determined on a consolidated basis and in accordance with GAAP, equal to the sum of (i) 70% of the aggregate book value of inventory plus (ii) 85% of the aggregate book value of all accounts receivable (net of bad debt reserves) of Del Monte Corporation and its Restricted Subsidiaries. To the extent that information is not available as to the amount of inventory or accounts receivable as of a specific date, Del Monte Corporation shall use the most recent available information for purposes of calculating the Borrowing Base.

“Business Day” means a day that is not a Legal Holiday.

“Capitalized Lease Obligations” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means:

(i)    with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class or series of Common Stock and Preferred Stock of such Person and

(ii)    with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

“Cash Equivalents” means:

(i)    obligations issued by, or unconditionally guaranteed by, the U.S. government or issued by any agency thereof, and in each case backed by the full faith and credit of the United States and maturing within one year from the date of acquisition thereof;

(ii)    obligations issued or fully guaranteed by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(iii)    commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having the highest rating obtainable from either S&P or Moody’s;

(iv)    certificates of deposit issued by, bank deposits in, or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by, any bank organized under the laws of the United States or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000;

(v)    repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above;

(vi)    investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above; and

(vii)    in the case of any foreign Subsidiary, high quality short-term investments which are customarily used for cash management purposes in any country in which such foreign Subsidiary operates.

“Change of Control” means the occurrence of one or more of the following events:

(i)    any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Del Monte Corporation or Holdings to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);

(ii)    the approval by the holders of Capital Stock of Del Monte Corporation or Holdings, as the case may be, of any plan or proposal for the liquidation or dissolution of Del Monte Corporation or Holdings, as the case may be (whether or not otherwise in compliance with the provisions of the Indenture); or

(iii)    any Person or Group (other than, in each case, Holdings) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock (the “Voting Stock”) of Del Monte Corporation or Holdings.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the Notes.

“Commodity Agreement” means any futures contract, forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent on, fluctuations in commodity prices.

“Common Stock” of any Person means any and all shares, interests or other participations in and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(i)    Consolidated Net Income, and

(ii)    to the extent Consolidated Net Income has been reduced thereby,

(A)    all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period,

(B)    Consolidated Interest Expense, and

(C)    Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period,

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Transaction Date”) to the Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(i)    the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and

(ii)    any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions which, in the reasonable and good faith judgment of Del Monte Corporation’s senior management, will result from such Asset Sale or Asset Acquisition attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of the “Consolidated Fixed Charge Coverage Ratio,”

(1)    interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the average rate of interest on such Indebtedness in effect during the preceding 12-month period ending on the Transaction Date,

(2)    notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements,

(3)    interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or if none, then based upon such optional rate as such Person may designate, and

(4)    interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate implicit in such Capitalized Lease Obligation in accordance with GAAP and as reflected in such Person’s financial statements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum (without duplication) of:

(i)    Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs), plus

(ii)    the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum (without duplication) of:

(i)    the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation,

(a)    any amortization of debt discount and amortization or write-off of deferred financing costs,

(b)    the net costs under Interest Swap Obligations,

(c)    all capitalized interest,

(d)    the interest portion of any deferred payment obligation,

(e)    dividends paid in respect of Disqualified Capital Stock,

(f)    net payments (whether positive or negative) pursuant to Interest Swap Obligations, and

(ii)    the interest component of Capitalized Lease Obligations, in each case paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP. Notwithstanding the foregoing, Consolidated Interest Expense of Del Monte Corporation shall include the interest expense of a Person only to the extent that the net income of such Person is included in the Consolidated Net Income of Del Monte Corporation.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

(a)    after-tax gains or losses from Asset Sales (without regard to the $10.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

(b)    after-tax items classified as extraordinary or nonrecurring gains or losses;

(c)    the net income of any Person acquired in a “pooling of interests” transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with or into the referent Person or any Restricted Subsidiary of the referent Person;

(d)    the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is at the time of determination restricted, directly or indirectly, by a contract, operation of law or otherwise;

(e)    the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such Person;

(f)    any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following September 30, 2002;

(g)    after-tax income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(h)    in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

Notwithstanding the foregoing, “Consolidated Net Income” shall be calculated without giving effect to:

(i)    any premiums, fees or expenses incurred and any amortization of premiums, fees or expenses incurred in connection with (A) the offering of the Notes and any related financing (including, without limitation, the Credit Agreement) or (B) repayment or repurchase of Indebtedness; and

(ii)    the amortization, depreciation, or non-cash charge of any amounts required or permitted by Statements of Financial Accounting Standards (SFAS) 141 and 142.

“Consolidated Net Tangible Assets” means, as of any date, the total amount of assets of Del Monte Corporation and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), net of any write-ups of capital assets, other than write-ups in connection with accounting for acquisitions in conformity with GAAP, after deducting therefrom

(a)    all current liabilities of Del Monte Corporation and its Restricted Subsidiaries (excluding intercompany items), and

(b)    all deferred tax assets, goodwill, trade names, trademarks, copyrights, patents, unamortized debt discount and expense, and all other items which would be treated as intangibles, in each case as shown on a consolidated balance sheet of Del Monte Corporation and its Restricted Subsidiaries prepared in accordance with GAAP.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization, exchange or translation losses on foreign currencies and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Credit Agreement” means (a) the Credit Agreement dated as of February 8, 2005 among Del Monte Corporation, Holdings and the financial institutions named therein and any related notes, collateral documents, letters of credit and guarantees, instruments and agreements executed in connection therewith, including any appendices, exhibits or schedules to any of the foregoing (as the same may be in effect from time to time) and (b) in each case as specified in clause (a) above, as such agreements may be amended, modified, supplemented or restated from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid or extended from time to time (whether with the original agents and lenders or other agents or lenders or trustee or otherwise, and whether provided under the original credit agreement or other credit agreements or note indentures or otherwise), including, without limitation, increasing the amount of available borrowings or other Indebtedness thereunder (provided that such increase in borrowings is permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness” above).

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means any non-cash consideration received by Del Monte Corporation or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an Officers’ Certificate executed by the principal executive officer and the principal financial officer of Del Monte Corporation or such Restricted Subsidiary at the time of such Asset Sale. Any particular item of Designated Noncash Consideration will cease to be considered to be outstanding once cash or Cash Equivalents have been received by Del Monte Corporation or a Restricted Subsidiary in exchange therefor as proceeds or payments. Promptly after receipt of any Designated Noncash Consideration, Del Monte Corporation shall deliver such Officers’ Certificate to the Trustee, together with a Board Resolution of Del Monte Corporation stating the fair market value of such Designated Noncash Consideration and the basis of such valuation, which shall be a report or opinion of an Independent Financial Advisor with respect to the receipt in one transaction or a series of related transactions of Designated Noncash Consideration with a fair market value in excess of $35.0 million.

“Designated Senior Debt” means:

(i)    Indebtedness of Del Monte Corporation under or in respect of the Credit Agreement; and

(ii)    any other Indebtedness of Del Monte Corporation constituting Senior Debt which, at the time of determination, has an aggregate outstanding principal amount of at least $75.0 million and is specifically designated by Del Monte Corporation in the instrument evidencing such Senior Debt as “Designated Senior Debt.”

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in each case on or prior to the final maturity date of the Notes; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of Del Monte Corporation or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by Del Monte Corporation in order to satisfy applicable statutory or regulatory obligations.

“Equity Offering” means any sale of Qualified Capital Stock of Holdings or Del Monte Corporation; provided that, in the event of an Equity Offering by Holdings, Holdings contributes to the capital of Del Monte Corporation the portion of the net cash proceeds of such Equity Offering necessary to pay the aggregate redemption price, plus accrued interest to the redemption date, of the Notes to be redeemed as described under “—Redemption—Optional Redemption upon Equity Offerings.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Existing Notes” means the 8 5/8% Senior Subordinated Notes due 2012 and the 6  3/4% Senior Subordinated Notes due 2015 issued by Del Monte Corporation.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Four Quarter Period” has the meaning specified in the definition of “Consolidated Fixed Charge Coverage Ratio” above.

“GAAP” means generally accepted accounting principles in the United States of America as of the Issue Date.

“Guarantee” means the guarantee of the obligations of Del Monte Corporation under the Indenture and the Notes by Holdings or any Subsidiary Guarantor and shall include, in the case of any Guarantor, any guarantee of such Guarantor which is endorsed on the Notes.

“Guarantor” means each of Holdings, any Subsidiary Guarantor that guarantees the Notes on the Issue Date and any other Restricted Subsidiary that executes a Guarantee pursuant to the covenant described under “—Certain Covenants—Limitation on Guarantees by Domestic Restricted Subsidiaries,” each until a successor replaces it pursuant to the Indenture and thereafter means such successor. A Restricted Subsidiary whose Guarantee has terminated pursuant to the Indenture shall cease to be a Guarantor effective as of such termination.

“Guarantor Designated Senior Debt” means, with respect to any Guarantor:

(i)    Indebtedness of such Guarantor under or in respect of the Credit Agreement; and

(ii)    any other Indebtedness of such Guarantor constituting Guarantor Senior Debt of such Guarantor which, at the time of determination, has an aggregate outstanding principal amount of at least $75.0 million and is specifically designated by such Guarantor in the instrument evidencing such Guarantor Senior Debt as “Guarantor Designated Senior Debt.”

“Guarantor Senior Debt” means, with respect a Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a bankruptcy petition at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law and without giving effect to any reduction in the amount of such Indebtedness which is necessary to prevent the obligation of such Guarantor with respect thereto from being rendered void or voidable under applicable law relating to fraudulent conveyance or fraudulent transfer) on any Indebtedness of such Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, “Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of,

(x)    all monetary obligations (including guarantees thereof), if any, of every nature of such Guarantor under or with respect to the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, cash management obligations, fees, expenses and indemnities,

(y)    all Interest Swap Obligations (including guarantees thereof), and

(z)    all obligations (including guarantees thereof) under Currency Agreements or Commodity Agreements, in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Guarantor Senior Debt” shall not include:

(i)	any Indebtedness of such Guarantor to a Subsidiary of such Guarantor;

(ii)	Indebtedness to, or guaranteed by such Guarantor for the benefit of, any shareholder (other than a parent corporation), director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation);

(iii)	Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

(iv)	Indebtedness represented by Disqualified Capital Stock;

(v)	any liability for federal, state, local or other taxes owed or owing by such Guarantor;

(vi)	any Indebtedness incurred in violation of the Indenture; and

(vii)	guarantees of the Existing Notes and any Indebtedness, and any other obligation referred to in clause (x), (y) or (z) of this definition, which in each case is, by its express terms or by the express terms of the instrument or agreement creating or evidencing the same or pursuant to which the same is outstanding, subordinated in right of payment to any other Indebtedness of such Guarantor.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Holdings” means Del Monte Foods Company, a Delaware corporation, until a successor replaces it pursuant to the Indenture and thereafter means such successor.

“Indebtedness” means with respect to any Person, without duplication:

(i)	all obligations of such Person for borrowed money;

(ii)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii)	all Capitalized Lease Obligations of such Person (but excluding any operating lease obligations);

(iv)	all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(v)	all obligations for the reimbursement of any obligor on any letter of credit, cash management obligation, banker’s acceptance or similar credit transaction;

(vi)	guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below;

(vii)	all obligations of any other Person of the type referred to in clauses (i) through (vi) above and clause (viii) below that are secured by any Lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured;

(viii)	all obligations under Currency Agreements, Commodity Agreements and Interest Swap Obligations of such Person; and

(ix)	all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to its maximum fixed repurchase price (or comparable price that such Person may be required to pay for the acquisition or retirement of such Disqualified Capital Stock), but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Financial Advisor” means a firm:

(i)    which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect equity beneficial ownership interest in Del Monte Corporation exceeding 10%; and

(ii)    which, in the judgment of the Board of Directors of Del Monte Corporation, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. In the case of Del Monte Corporation, “Investment” shall exclude extensions of trade credit (including trade receivables) by Del Monte Corporation and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of Del Monte Corporation or such Restricted Subsidiary, as the case may be. For the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,”

(i)    “Investment” shall include and be valued at the portion of the fair market value of the net assets of any Restricted Subsidiary represented by Del Monte Corporation’s equity interest in such Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and

(ii)    the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by Del Monte Corporation or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income.

If Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of Del Monte Corporation such that, after giving effect to any such sale or disposition, Del Monte Corporation no longer owns, directly or indirectly, 80% of the outstanding Common Stock of such Restricted Subsidiary, Del Monte Corporation shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

“Investment Grade Rating” means a rating equal to or higher than Baa3 by Moody’s and BBB- by S&P, provided that at such time neither Rating Agency has publicly announced that the Notes are under consideration for possible downgrade to a rating lower than Baa3 or BBB-, respectively; provided, however, that if (i) either of Moody’s or S&P changes its rating system, such ratings will be the equivalent ratings after such changes or (ii) S&P or Moody’s shall not make a rating of the Notes publicly available, the references above to S&P or Moody’s or both of them, as the case may be, shall be to a nationally recognized U.S. rating agency or agencies, as the case may be, selected by Del Monte Corporation and the references to the ratings categories above shall be to the corresponding rating categories of such rating agency or rating agencies, as the case may be.

“Issue Date” means the date of original issuance of the outstanding notes.

“Legal Holiday” means a Saturday, Sunday or day on which banking institutions in New York, New York are not required to be open except that, when such term is used with respect to a particular place where a payment is to be made in respect of the Notes and with respect to the payment to be made on the Notes at such place, such term means a Saturday, Sunday or other day on which banking institutions in such place of payment are not required to be open.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by Del Monte Corporation or any of its Restricted Subsidiaries from such Asset Sale net of:

(a)    reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(b)    taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(c)    repayment of Indebtedness that is required to be repaid in connection with such Asset Sale; and

(d)    appropriate amounts to be provided by Del Monte Corporation or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by Del Monte Corporation or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Opinion of Counsel” means a written opinion from legal counsel, who may be internal counsel for Del Monte Corporation, or who is otherwise reasonably acceptable to the Trustee complying with certain provisions in the Indenture.

“Permitted Indebtedness” means, without duplication, each of the following:

(i)    Indebtedness under the Notes, excluding any Additional Notes;

(ii)    Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of (i) the Borrowing Base, or (ii) $1.5 billion less

(A)    the aggregate amount of all mandatory principal payments made after the Issue Date in respect of such term loans thereunder made by reason of or attributable to the receipt of proceeds from Asset Sales; plus

(B)    in the case of the revolving credit facility thereunder, the aggregate amount of required permanent repayments which are accompanied by a corresponding permanent commitment reduction thereunder made by reason of or attributable to the receipt of proceeds from Asset Sales; plus

(C)    without duplication, the amount of the Receivables Program Obligations then outstanding.

(iii)    other Indebtedness of Del Monte Corporation and its Restricted Subsidiaries outstanding on the Issue Date, including without limitation the Existing Notes, reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

(iv)    Interest Swap Obligations of Del Monte Corporation covering Indebtedness of Del Monte Corporation or any of its Restricted Subsidiaries and Interest Swap Obligations of any Restricted Subsidiary of Del Monte Corporation covering Indebtedness of such Restricted Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect Del Monte Corporation and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(v)    Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of Del Monte Corporation and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(vi)    Indebtedness of a Restricted Subsidiary of Del Monte Corporation to Del Monte Corporation or to another Restricted Subsidiary of Del Monte Corporation, in either case for so long as such Indebtedness is held by Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation, in each case subject to no Lien held by a Person other than Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation; provided that if as of any date any Person other than Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, there shall be deemed to have occurred on such date the incurrence of Indebtedness not constituting Permitted Indebtedness pursuant to this paragraph (vi) by the issuer of such Indebtedness;

(vii)    Indebtedness of Del Monte Corporation to a Restricted Subsidiary of Del Monte Corporation for so long as such Indebtedness is held by a Restricted Subsidiary of Del Monte Corporation, in each case subject to no Lien; provided that:

(a)    any Indebtedness of Del Monte Corporation to a Restricted Subsidiary of Del Monte Corporation is unsecured and subordinated, pursuant to a written agreement, to Del Monte Corporation’s obligations under the Indenture and the Notes and

(b)    if as of any date any Person other than a Restricted Subsidiary of Del Monte Corporation owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, there shall be deemed to have occurred on such date the incurrence of Indebtedness not constituting Permitted Indebtedness pursuant to this paragraph (vii) by Del Monte Corporation;

(viii)    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(ix)    Indebtedness of Del Monte Corporation or any of its Restricted Subsidiaries in respect of security for workers’ compensation claims, payment obligations in connection with self-insurance, performance bonds, surety bonds or similar requirements in the ordinary course of business;

(x)    Capitalized Lease Obligations and Purchase Money Indebtedness of Del Monte Corporation and its Restricted Subsidiaries incurred in the ordinary course of business and Indebtedness arising from the conversion of the obligations of Del Monte Corporation under or pursuant to the “synthetic lease” transactions to on-balance sheet Indebtedness of Del Monte Corporation in an aggregate amount at any time outstanding not to exceed 10% of the Consolidated Net Tangible Assets of Del Monte Corporation as shown on the then most recent consolidated balance sheet of Del Monte Corporation and its Restricted Subsidiaries prepared in accordance with GAAP;

(xi)    guarantees by Del Monte Corporation and its Restricted Subsidiaries of each other’s Indebtedness; provided that such Indebtedness is permitted to be incurred under the Indenture, including, with respect to guarantees by Restricted Subsidiaries of Del Monte Corporation, the covenant described under “—Certain Covenants—Limitation of Guarantees by Restricted Subsidiaries;”

(xii)    Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Del Monte Corporation or any of its Restricted Subsidiaries pursuant to such agreements, in each case incurred in connection with the disposition of any business, assets or Restricted Subsidiary of Del Monte Corporation (other than guarantees of Indebtedness or other obligations incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of Del Monte Corporation for the purpose of financing such acquisition) in a principal amount not to exceed the greater of (x) the gross proceeds actually received by Del Monte Corporation or any of its Restricted Subsidiaries in connection with such disposition and (y) $35.0 million;

(xiii)    guarantees furnished by Del Monte Corporation or its Restricted Subsidiaries in the ordinary course of business of Indebtedness of another Person in an aggregate amount not to exceed $50.0 million at any time outstanding;

(xiv)    Refinancing Indebtedness;

(xv)    Receivables Program Obligations;

(xvi)    additional Indebtedness of Del Monte Corporation and its Restricted Subsidiaries in an aggregate principal amount not to exceed $175.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement);

(xvii)    Indebtedness incurred under commercial letters of credit issued for the account of Del Monte Corporation or any of its Restricted Subsidiaries in the ordinary course of business (and not for the purpose of, directly or indirectly, incurring Indebtedness or providing credit support or a similar arrangement in respect of Indebtedness), provided that any drawing under any such letter of credit is reimbursed in full within seven days;

(xviii)    Indebtedness incurred in connection with any Sale and Leaseback Transaction; provided, that the aggregate Indebtedness incurred pursuant to this clause (xviii) shall not exceed $50.0 million at any time outstanding;

(xix)    any guarantee by a Restricted Subsidiary of any Indebtedness incurred pursuant to the Credit Agreement or the Existing Notes;

(xx)    the incurrence by Del Monte Corporation or any of its Restricted Subsidiaries of Acquired Indebtedness; provided that the Consolidated Fixed Charge Coverage Ratio immediately after giving pro forma effect to such incurrence would be no less than the Consolidated Fixed Charge Coverage Ratio immediately prior to such incurrence;

(xxi)    Indebtedness of Del Monte Corporation, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in a Change of Control Offer, (B) deposited to defease the Notes as described under “—Legal Defeasance and Covenant Defeasance” or (C) used to discharge the Indenture, as described under “—Satisfaction and Discharge;” and

(xxii)    Indebtedness in respect of Commodity Agreements entered into to protect against fluctuations in commodity prices and not for the purposes of speculation.

For purposes of determining compliance with the covenant described above under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness”:

(1)    in the event that an item of Indebtedness meets the requirements of one or more of the categories of Permitted Indebtedness set forth in clauses (i) through (xxii) above or is entitled to be incurred pursuant to the first paragraph of the covenant described above under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness,” Del Monte Corporation shall, in its sole discretion, be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with such covenant;

(2)    the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same, or less onerous, terms, the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock, the accrual of dividends on Disqualified Capital Stock and the accretion of the liquidation preference of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of this covenant; and

(3)    for the purposes of determining compliance with any dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the earlier of the date that such Indebtedness was incurred or the date that Del Monte Corporation or its applicable Restricted Subsidiary committed to incur such Indebtedness.

“Permitted Investments” means:

(i)    Investments by Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation in any Person that is or will become immediately after such Investment a Restricted Subsidiary of Del Monte Corporation or that will immediately after such Investment merge or consolidate with or into Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation, or that will immediately after such Investment transfer or convey all of its assets (including such Investment) to Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation, provided that such Person is engaged, in all material respects, solely in the business of food, food distribution and related businesses;

(ii)    Investments in Del Monte Corporation by any Restricted Subsidiary of Del Monte Corporation; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to Del Monte Corporation’s obligations under the Notes and the Indenture;

(iii)    Investments in cash and Cash Equivalents;

(iv)    loans and advances to employees and officers of Del Monte Corporation and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $15.0 million at any one time outstanding;

(v)    Currency Agreements, Commodity Agreements and Interest Swap Obligations entered into in the ordinary course of Del Monte Corporation’s or its Restricted Subsidiaries’ businesses and otherwise in compliance with the Indenture;

(vi)    Investments in securities received in settlement of obligations of trade creditors or customers in the ordinary course of business or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of trade creditors or customers; and Investments made in settlement or exchange for extensions of trade credit (including trade receivables) by Del Monte Corporation and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of Del Monte Corporation or such Restricted Subsidiary, as the case may be;

(vii)    Investments made by Del Monte Corporation or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales,” or not constituting an Asset Sale by reason of the $10.0 million threshold contained in the definition thereof;

(viii)    guarantees permitted by the covenant described under “—Certain Covenants—Limitation of Guarantees by Restricted Subsidiaries;”

(ix)    Related Business Investments in companies and ventures in which Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation holds an equity ownership interest in an aggregate amount not to exceed $150.0 million; provided that any such Investment is not made with the intent that the proceeds from such Investment would be used, or in contemplation of the proceeds from such Investment being used, and are not contemporaneously with such Investment used, to purchase Capital Stock of Del Monte Corporation or Holdings;

(x)    Investments made in connection with a Qualified Receivables Transaction;

(xi)    any acquisition of assets solely in exchange for the issuance of Qualified Capital Stock of Del Monte Corporation;

(xii)    Investments existing on the Issue Date and any renewal or replacement thereof on terms and conditions not materially less favorable taken as a whole than those of the Investment being renewed or replaced;

(xiii)    workers’ compensation, utility, lease and similar deposits and prepaid expenses in the ordinary course of business and endorsements of negotiable instruments and documents in the ordinary course of business;

(xiv)    advances, loans or extensions of credit to suppliers and vendors in the ordinary course of business;

(xv)    reclassification of any Investment initially made in the form of equity as a loan or advance, and reclassification of any Investment initially made in the form of a loan or advance as equity; provided in each case that the amount of such Investment is not increased thereby; and

(xvi)    additional Investments to the extent such Investments, when taken together with all other Investments made pursuant to this clause (xvi) and then outstanding, do not exceed 10.0% of Consolidated Net Tangible Assets (determined as of the date of the most recent available internal balance sheet of Del Monte Corporation and its Subsidiaries); provided that the Person in which any such Investment is made is not an Affiliate of Del Monte Corporation (unless such Person is an Affiliate of Del Monte Corporation solely because Del Monte Corporation, directly or indirectly, owns Capital Stock of, or controls, such Person) and provided further that any such Investment is not made with the intent that the proceeds from such Investment would be used, or in contemplation of the proceeds from such Investment being used, and are not contemporaneously with such Investment used, to purchase Capital Stock of Del Monte Corporation or Holdings.

“Permitted Liens” means the following types of Liens:

(i)    Liens for taxes, assessments or governmental charges or claims either

(a)    not delinquent, or

(b)    being contested in good faith by appropriate proceedings and as to which Del Monte Corporation or any of its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(ii)    statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business; Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and any other Liens imposed by operation of law which do not materially affect Del Monte Corporation’s ability to perform its obligations under the Notes and the Indenture;

(iii)    Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or similar obligations, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(iv)    judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(v)    easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of Del Monte Corporation or any of its Restricted Subsidiaries;

(vi)    any interest or title of a lessor under any lease, whether or not characterized as capital or operating; provided that such Liens do not extend to any property or assets which is not leased property subject to such lease;

(vii)    Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness;” provided, however, that in the case of Purchase Money Indebtedness

(A)    the Indebtedness shall not exceed the cost of such property or assets being acquired or constructed and shall not be secured by any property or assets of Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation other than the property and assets being acquired or constructed, and

(B)    the Lien securing such Indebtedness shall be created within 90 days of such acquisition or construction.

(viii)    Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(ix)    Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(x)    Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of Del Monte Corporation or any of its Restricted Subsidiaries, including rights of offset and set-off;

(xi)    Liens securing Interest Swap Obligations that relate to Indebtedness that is otherwise permitted under the Indenture;

(xii)    Liens securing Indebtedness under Currency Agreements;

(xiii)    Liens securing Acquired Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness;” provided that

(A)    such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation, and

(B)    such Liens do not extend to or cover any property or assets of Del Monte Corporation or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of

Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation;

(xiv)    leases or subleases granted to others not interfering in any material respect with the business of Del Monte Corporation or its Restricted Subsidiaries;

(xv)    Liens arising out of consignment or similar arrangements for the sale of goods entered into by Del Monte Corporation or any of its Restricted Subsidiaries in the ordinary course of business;

(xvi)    Liens on Receivables Program Assets securing Receivables Program Obligations;

(xvii)    Liens on property existing at the time of acquisition of such property by Del Monte Corporation or any Restricted Subsidiary (including any acquisition by means of a purchase of Capital Stock, merger or consolidation); provided that such Liens were in existence prior to the contemplation of such acquisition;

(xviii)    Liens existing on the Issue Date;

(xix)    rights of banks to set off deposits against debts owed to said bank;

(xx)    Liens on assets that are the subject of a Sale and Leaseback Transaction permitted by the Indenture;

(xxi)    any Lien granted pursuant to a security agreement between Del Monte Corporation and a licensee of intellectual property to secure the damages, if any, of such licensee resulting from the rejection of the license of such licensee in a bankruptcy, reorganization or similar proceeding with respect to Del Monte Corporation; provided, that such Liens, in the aggregate, do not encumber any assets of Del Monte Corporation other than assets securing such Liens in existence on the Issue Date; and

(xxii)    Liens securing Indebtedness under Commodity Agreements entered into to protect against fluctuations in commodity prices and not for the purposes of speculation.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“principal” of any Indebtedness (including the Notes) means the outstanding principal amount of such Indebtedness plus the premium, if any, on such indebtedness. For purposes of clarity, it is hereby understood and agreed that references to “principal” shall mean and include “premium, if any” notwithstanding the fact that there may be references in this Description of the Notes to “principal and premium, if any.”

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms of the Indenture, a calculation in accordance with Article 11 of Regulation S-X under the Securities Act, except as otherwise specified herein.

“Purchase Money Indebtedness” means Indebtedness of Del Monte Corporation or any of its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of real or personal property or assets.

“Purchase Money Note” means a promissory note evidencing the obligation of a Receivables Subsidiary to pay the purchase price for Receivables or other indebtedness to Del Monte Corporation or to any other Seller in connection with a Qualified Receivables Transaction, which note shall be repaid from cash available to the maker of such note, other than cash required to be held as reserves pursuant to Receivables Documents, amounts paid in respect of interest, principal and other amounts owing under Receivables Documents and amounts paid in connection with the purchase of newly generated Receivables.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by Del Monte Corporation or any Subsidiary of Del Monte Corporation pursuant to which Del Monte Corporation or any such Subsidiary may sell, convey or otherwise transfer to a Receivables Subsidiary (in the case of a transfer by Del Monte Corporation or any other Seller) and any other person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any Receivables Program Assets (whether existing on the date of the Indenture or arising thereafter); provided that:

(a)    no portion of the Indebtedness or any other obligations (contingent or otherwise) of a Receivables Subsidiary or Special Purpose Vehicle

(i)    is guaranteed by Del Monte Corporation or any other Seller (excluding guarantees of obligations pursuant to Standard Securitization Undertakings),

(ii)    is recourse to or obligates Del Monte Corporation or any other Seller in any way other than pursuant to Standard Securitization Undertakings, or

(iii)    subjects any property or asset of Del Monte Corporation or any other Seller, directly or indirectly, contingently or otherwise, to the satisfaction of obligations incurred in such transactions, other than pursuant to Standard Securitization Undertakings;

(b)    neither Del Monte Corporation nor any other Seller has any material contract, agreement, arrangement or understanding with a Receivables Subsidiary or a Special Purpose Vehicle (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to Del Monte Corporation or such Seller than those that might be obtained at the time from Persons that are not Affiliates of Del Monte Corporation, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(c)    Del Monte Corporation and the other Sellers do not have any obligation to maintain or preserve the financial condition of a Receivables Subsidiary or a Special Purpose Vehicle or cause such entity to achieve certain levels of operating results other than Standard Securitization Undertakings.

“Rating Agencies” means Moody’s and S&P.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control.

“Rating Decline” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by the Del Monte Corporation to effect a Change of Control (which period may be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) in the event the Notes are assigned an Investment Grade Rating by both Rating Agencies on the Rating Date, the rating of the Notes by one or both of the Rating Agencies shall be below an Investment Grade Rating; or (b) in the event the Notes are rated below an Investment Grade Rating by at least one of the Rating Agencies on the Rating Date, the rating of the Notes by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“Receivables” means all rights of Del Monte Corporation or any other Seller to payments (whether constituting accounts, chattel paper, instruments, general intangibles or otherwise, and including the right to payment of any interest or finance charges), which rights are identified in the accounting records of Del Monte Corporation or such Seller as accounts receivable.

“Receivables Documents” means:

(a)    a receivables purchase agreement, pooling and servicing agreement, credit agreement, agreements to acquire undivided interests or other agreement to transfer, or create a security interest in, Receivables Program Assets, in each case as amended, modified, supplemented or restated and in effect from time to time and entered into by Del Monte Corporation, another Seller and/or a Receivables Subsidiary, and

(b)    each other instrument, agreement and other document entered into by Del Monte Corporation, any other Seller or a Receivables Subsidiary relating to the transactions contemplated by the agreements referred to in clause (a) above, in each case as amended, modified, supplemented or restated and in effect from time to time.

“Receivables Program Assets” means:

(a)    all Receivables which are described as being transferred by Del Monte Corporation, another Seller or a Receivables Subsidiary pursuant to the Receivables Documents;

(b)    all Receivables Related Assets; and

(c)    all collections (including recoveries) and other proceeds of the assets described in the foregoing clauses.

“Receivables Program Obligations” means:

(a)    notes, trust certificates, undivided interests, partnership interests or other interests representing the right to be paid a specified principal amount for the Receivables Program Assets; and

(b)    related obligations of Del Monte Corporation, a Subsidiary of Del Monte Corporation or a Special Purpose Vehicle (including, without limitation, rights in respect of interest or yield, breach of warranty claims and expense reimbursement and indemnity provisions).

“Receivables Related Assets” means:

(i)    any rights arising under the documentation governing or relating to Receivables (including rights in respect of liens securing such Receivables and other credit support in respect of such Receivables);

(ii)    any proceeds of such Receivables and any lockboxes or accounts in which such proceeds are deposited;

(iii)    spread accounts and other similar accounts (and any amounts on deposit therein) established in connection with a Qualified Receivables Transaction;

(iv)    any warranty, indemnity, dilution and other intercompany claim arising out of Receivables Documents; and

(v)    other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Receivables Subsidiary” means a special purpose wholly owned subsidiary of Del Monte Corporation created in connection with the transactions contemplated by a Qualified Receivables Transaction, which subsidiary engages in no activities other than those incidental to such Qualified Receivables Transaction and which is designated as a Receivables Subsidiary by Del Monte Corporation’s Board of Directors. Any such designation by the Board of Directors shall be evidenced by filing with the Trustee a Board Resolution of Del Monte Corporation giving effect to such designation and an Officers’ Certificate certifying, to the best of such officers’ knowledge and belief after consulting with counsel, such designation, and the transactions in which the Receivables Subsidiary will engage, comply with the requirements of the definition of Qualified Receivables Transaction.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness, in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by Del Monte Corporation or any Restricted Subsidiary of Del Monte Corporation of the Existing Notes, any other Indebtedness existing as of the Issue Date, or Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness” (other than pursuant to clauses (ii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xv), (xvi), (xvii), (xviii) or (xxii) of the definition of Permitted Indebtedness), in each case that does not:

(1)    result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by Del Monte Corporation in connection with such Refinancing); or

(2)    create Indebtedness with

(A)    a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced, or

(B)    a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that

(x)    if such Indebtedness being Refinanced is solely Indebtedness of Del Monte Corporation, then such Refinancing Indebtedness shall be Indebtedness solely of Del Monte Corporation; and

(y)    if such Indebtedness being Refinanced is subordinate or junior to the Notes or any Guarantee, then such Refinancing Indebtedness shall be subordinate to the Notes or such Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Registration Rights Agreement” means the Registration Rights Agreement dated the Issue Date among Del Monte Corporation, Holdings, as Guarantor, the Subsidiary Guarantors and the initial purchasers for the benefit of themselves and the Holders, as the same may be amended or modified from time to time in accordance with the terms thereof.

“Related Business Investment” means:

(i)    any Investment by a Person in any other Person a majority of whose revenues are derived from the food, food distribution or related businesses; and

(ii)    any Investment by such Person in any cooperative or other supplier, including, without limitation, any joint venture which is intended to supply any product or service useful to the business of Del Monte Corporation and its Restricted Subsidiaries.

“Representative” means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that, if and for so long as any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“Rule 144A” means Rule 144A (or any successor thereto) under the Securities Act.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to Del Monte Corporation or a Restricted Subsidiary of Del Monte Corporation of any property, whether owned by Del Monte Corporation or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by Del Monte Corporation or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

“Seller” means Del Monte Corporation or any Subsidiary or other Affiliate of Del Monte Corporation (other than a Receivables Subsidiary) which is a party to a Receivables Document.

“Senior Debt” means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a bankruptcy petition at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of Del Monte Corporation, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(x)    all monetary obligations (including guarantees thereof) of every nature of Del Monte Corporation under the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, cash management obligations, fees, expenses and indemnities;

(y)    all Interest Swap Obligations (including guarantees thereof); and

(z)    all obligations (including guarantees thereof) under Currency Agreements or Commodity Agreements, in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Senior Debt” shall not include:

(i)    any Indebtedness of Del Monte Corporation to a Subsidiary of Del Monte Corporation;

(ii)    Indebtedness to, or guaranteed by Del Monte Corporation for the benefit of, any shareholder (other than a parent corporation), director, officer or employee of Del Monte Corporation or any Subsidiary of Del Monte Corporation (including, without limitation, amounts owed for compensation);

(iii)    Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

(iv)    Indebtedness represented by Disqualified Capital Stock;

(v)    any liability for federal, state, local or other taxes owed or owing by Del Monte Corporation;

(vi)    any Indebtedness incurred in violation of the Indenture; and

(vii)    the Existing Notes and any Indebtedness, and any other obligation referred to in clause (x), (y) or (z) of this definition, which in each case is, by its express terms or by the express terms of the instrument or agreement creating or evidencing the same or pursuant to which the same is outstanding, subordinated in right of payment to any other Indebtedness of Del Monte Corporation.

For purposes of clause (vi) of the immediately preceding proviso, a good faith determination by the Board of Directors evidenced by a Board Resolution, or a good faith determination by the Chief Financial Officer of Del Monte Corporation evidenced by an officer certificate, that any Indebtedness being incurred under the Credit Agreement is permitted by the Indenture shall be conclusive.

“Significant Subsidiary” shall have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act as in effect on the Issue Date.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Special Purpose Vehicle” means a trust, partnership or other special purpose Person established by Del Monte Corporation and/or any of its Subsidiaries to implement a Qualified Receivables Transaction.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Del Monte Corporation or any Subsidiary of Del Monte Corporation which, in the good faith judgment of the Board of Directors of the appropriate company, are reasonably customary in an accounts receivable transaction.

“Subsidiary” with respect to any Person, means:

(i)    any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or

(ii)    any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time owned, directly or indirectly, by such Person.

“Subsidiary Guarantor” means any Restricted Subsidiary which has guaranteed the Notes under the Indenture.

“Tax Sharing Agreement” means the tax sharing agreement between Del Monte Corporation and Holdings allocating the obligations to contribute amounts for the payment of income taxes and the benefits of any credits or other reductions of tax payments so as to approximate the income taxes that would be payable by Del Monte Corporation and Holdings on a stand-alone basis if no consolidated tax return were filed by such entities.

“U.S. Government Obligations” means direct obligations of, and obligations guaranteed by, the United States for the payment of which the full faith and credit of the United States is pledged.

“Unrestricted Subsidiary” of any Person means:

(i)    any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and

(ii)    any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Del Monte Corporation may designate any Subsidiary of Del Monte Corporation (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Del Monte Corporation or any other Subsidiary of Del Monte Corporation that is not a Subsidiary of the Subsidiary to be so designated; provided that

(x)    Del Monte Corporation certifies to the Trustee that such designation complies with the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” and

(y)    each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender thereof has recourse to any of the assets of Del Monte Corporation or any of its Restricted Subsidiaries (after giving effect to the release of any guarantees of such Subsidiary’s Indebtedness to be made in connection with such designation).

The Board of Directors of Del Monte Corporation may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation will be deemed an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if:

(x)    such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(y)    immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of Del Monte Corporation shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)    the then outstanding aggregate principal amount of such Indebtedness into

(b)    the sum of the total of the products obtained by multiplying

(i)    the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

(ii)    the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of the exchange notes. It is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. The following relates only to exchange notes that are acquired in this offering in exchange for outstanding notes originally acquired at their initial offering for an amount of cash equal to their “issue price” (as defined below) and that are held as capital assets (i.e., generally, property held for investment). This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders that may be subject to special tax treatment (such as banks and other financial institutions, employee stock ownership plans, partnerships or other pass-through entities for U.S. federal income tax purposes, certain former citizens or residents of the U.S., controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, tax-exempt organizations, dealers in securities and foreign currencies, brokers, persons who hold the exchange notes as a hedge or other integrated transaction or who hedge the interest rate on the exchange notes, persons deemed to sell exchange notes under the constructive sale provisions of the Code, “U.S. holders” (as defined below) whose functional currency is not U.S. dollars, or persons subject to the alternative minimum tax). In addition, this summary does not include any description of the tax laws of any state, local, or non-U.S. jurisdiction that may be applicable to a particular holder and does not consider any aspects of U.S. federal tax law other than income taxation.

For purposes of this discussion, a “non-U.S. holder” is an individual, corporation, estate, or trust that is a beneficial owner of the exchange notes and that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•

a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

A “U.S. holder” is an individual, corporation, estate, or trust that is a beneficial owner of the exchange notes and is not a non-U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the exchange notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE TAX CONSEQUENCES UNDER FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

U.S. federal income tax consequences to U.S. holders

Interest

U.S. holders of the exchange notes will include, as ordinary interest income from sources within the U.S., in gross income stated interest accrued or received on the exchange notes in accordance with their usual method of tax accounting.

Exchange offer

The exchange of the outstanding notes for exchange notes pursuant to this exchange offer will not constitute a taxable exchange. As a result, (1) a U.S. holder will not recognize a taxable gain or loss as a result of exchanging such U.S. holder’s outstanding notes; (2) the holding period of the exchange notes will include the holding period of the outstanding notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the outstanding notes exchanged therefor immediately before such exchange.

Sale, exchange, retirement or other taxable disposition of exchange notes

Upon the sale, exchange, retirement or other taxable disposition of an exchange note, a U.S. holder will recognize gain or loss equal to the difference between the sum of the cash plus the fair market value of any property received (other than any amount received attributable to accrued but unpaid interest on the exchange note not previously included in income, which, in each case, will be taxable as interest income) and the U.S. holder’s adjusted tax basis in such exchange note at the time of such sale. A U.S. holder’s initial tax basis in a Note will be the cost of such Note to the U.S. holder. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the exchange note has been held by the U.S. holder for more than one year. Long-term capital gains of non-corporate taxpayers are currently generally eligible for reduced rates of taxation. The deductibility of any net capital loss realized by a U.S. holder on the sale, exchange or retirement of an exchange note is subject to limitations.

Backup withholding and information reporting

In general, a U.S. holder of the exchange notes will be subject to backup withholding with respect to interest on the exchange notes, and the proceeds of a sale of the exchange notes, at the applicable tax rate (currently 28%), unless such U.S. holder (a) is an entity that is exempt from withholding (including corporations, tax-exempt organizations and certain qualified nominees) and, when required, demonstrates this fact, or (b) provides the payor with its taxpayer identification number (“TIN”), certifies that the TIN provided to the payor is correct and that the U.S. holder has not been notified by the IRS that such U.S. holder is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, we or our paying agent will report to the U.S. holders and the IRS the amount of any “reportable payments” and any amounts withheld with respect to the exchange notes as required by the Code and applicable Treasury Regulations. A U.S. holder who does not provide us or its paying agent with its correct TIN may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. holder under the backup withholding rules will be allowed as a credit against such U.S. holder’s federal income tax liability and may entitle the U.S. holder to a refund; provided that the required information is timely furnished to the IRS. U.S. holders should consult their own tax advisors regarding the application of backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

U.S. federal income tax consequences to non-U.S. holders

The rules governing U.S. federal income taxation of non-U.S. holders are complex. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and non-U.S. income tax laws, as well as treaties, with regard to an investment in the exchange notes, including any reporting requirements.

Interest

The exchange notes are in registered form, as described in Sections 871(h)(2)(B)(i) and 881(c)(2)(B)(i) of the Code and the Treasury Regulations issued thereunder. Accordingly, subject to the discussion below concerning backup withholding, payments of interest and principal on the exchange notes to any non-U.S. holder generally will not be subject to U.S. federal income or income withholding tax; provided that, in the case of interest,

•	the interest is not effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S.;

•	such non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of DMC;

•	such non-U.S. holder is not a controlled foreign corporation related, directly or indirectly, to us within the meaning of Section 881(c)(3)(C) of the Code;

•	such non-US. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•

the beneficial owner satisfies the certification requirement set forth in Section 871(h) or 881(c), as applicable, of the Code and the Treasury Regulations issued thereunder by either (A) providing to us or our paying agent an IRS Form W-8BEN (or suitable substitute or successor form or such other form as the IRS may prescribe), signed under penalties of perjury, that includes the non-U.S. holder’s name and address and a certification as to its non-U.S. status in compliance with applicable law and Treasury Regulations or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the exchange notes on behalf of the beneficial owner and provides a statement to us or our paying agent, signed under penalties of perjury, in which the organization, bank or financial institution certifies that it has received an IRS Form W-8BEN (or suitable successor form) from the non-U.S. holder or from another financial institution acting on behalf of such non-U.S. holder and furnishes us or our paying agent with a copy thereof and otherwise complies with the applicable IRS requirements (in the case of exchange notes held by a foreign partnership, the certification described above normally is provided by the partners and the partnership provides other specified information; other methods may be available to satisfy the certification requirements described above, depending on the circumstances applicable to the non-U.S. holder).

The gross amount of payments of interest that do not qualify for the exception from withholding described above (the “Portfolio Interest Exemption”) will be subject to U.S. income tax withholding at a rate of 30% unless (i) the non-U.S. holder provides a properly completed IRS Form W-8BEN (or suitable substitute or successor form or such other form as the IRS may prescribe) claiming an exemption from or reduction in withholding under an applicable tax treaty or (ii) such interest is effectively connected with the conduct of a trade or business within the U.S. by such non-U.S. holder and the non-U.S. holder provides a properly completed IRS Form W-8ECI (or suitable substitute or successor form or such other form as the IRS may prescribe).

If interest or other income received with respect to an exchange note is effectively connected with the conduct of a trade or business within the U.S. by a non-U.S. holder, the non-U.S. holder generally will be subject to U.S. federal income tax on such interest or other income in the same manner as if it were a U.S. holder, unless an applicable treaty provides otherwise. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, (or at a reduced rate under an applicable income tax treaty). Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to income withholding tax if the non-U.S. holder satisfies the certification requirements described above.

In certain circumstances we may be obligated to pay a holder amounts in excess of stated interest and principal on the exchange notes. Such payments may be treated as interest subject to the rules applicable to interest payments discussed above, as additional amounts paid for the exchange notes and subject to the rules applicable to taxable dispositions of exchange notes discussed below, or as other income subject to U.S. federal withholding tax. A non-U.S. holder who is subject to U.S. federal withholding tax should consult the non-U.S. holder’s own tax advisor as to whether the non-U.S. holder can obtain a refund for all or a portion of any withholding tax.

Exchange offer

The exchange of the outstanding notes for exchange notes pursuant to this exchange offer will not constitute a taxable exchange. As a result, (1) a non-U.S. holder will not recognize a taxable gain or loss as a result of exchanging such holder’s outstanding; (2) the holding period of the exchange notes will include the holding period of the outstanding notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the outstanding notes exchanged therefor immediately before such exchange.

Sale, exchange, retirement or other taxable disposition of exchange notes

Subject to the discussion below concerning backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other taxable disposition of an exchange note, unless

•	such gain represents accrued but unpaid interest not previously included in income, in which case the rules regarding interest would apply;

•	such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•

such gain is effectively connected with the conduct of a trade or business within the U.S. by such non-U.S. holder and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder.

If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition.

If the third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax on the net gain derived from the disposition under the graduated U.S. federal income tax rates that are applicable to U.S. persons and if the non-U.S. holder is a foreign corporation for U.S. federal income tax purposes, such non-U.S. holder may also be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty). Even though the income that is effectively connected with the conduct of a trade or business within the U.S. will be subject to federal income tax, and possibly subject to the branch profits tax, it will not be subject to withholding if the non-U.S. holder delivers an appropriate IRS Form W-8ECI (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and executed to us or our paying agent.

A non-U.S. holder will be subject to substantial limitations on its ability to claim a loss on the disposition of the exchange notes. Non-U.S. holders should consult their own tax advisors regarding the tax consequences of disposing of the exchange notes at a loss.

Backup withholding and information reporting

Under current U.S. federal income tax law, backup withholding tax generally will not apply to payments of interest by us or our paying agent on an exchange note if the certifications described under “—Interest” are received; provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that the payee is a U.S. holder.

Payments on the sale, exchange or other disposition of an exchange note made to or through a foreign office of a broker will be subject to information reporting to the IRS if such broker is for U.S. federal income tax purposes (i) a U.S. person, (ii) a controlled foreign corporation, (iii) a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or (iv) a foreign partnership with certain connections to the U.S., unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that a foreign broker is required to report if the broker has actual knowledge that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the non-U.S. holder certifies, under penalties of perjury, that it is not a U.S. person (and the broker does not have actual knowledge or reason to know that the payee is a U.S. person), or the payee otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such non-U.S. holder to a refund; provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, other than the expenses of counsel for the holders of the outstanding notes, commissions or concessions of any brokers or dealers and any transfer taxes relating to the sale or disposition of the outstanding notes or the exchange notes, and we will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Notes offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of the Company as of May 3, 2009 and April 27, 2008, and for each of the years in the three-year period ended May 3, 2009, incorporated by reference herein, and the effectiveness of internal control over financial reporting as of May 3, 2009, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. Investors must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

Until September 2, 2010 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus

$450,000,000

Del Monte Corporation

Exchange Offer for All Outstanding

7 1/2 % Senior Subordinated Notes due 2019

(CUSIP NOs. 245217 AQ7 and U24728 AF1)

for new

7 1/2 % Senior Subordinated Notes due 2019

that have been registered under the Securities Act of 1933

June 4, 2010